Exhibit 99.4

DHX MEDIA LTD.

as Issuer

- and -

COMPUTERSHARE TRUST COMPANY
OF CANADA

as Indenture Trustee

INDENTURE

Dated as of May 31, 2017

providing for the issue of $140,000,000 principal amount of 5.875% Convertible Unsecured Subordinated Debentures

TABLE OF CONTENTS

Article 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation	13
1.3	Accounting Terms	13
1.4	Headings and Table of Contents	14
1.5	Section and Schedule References	14
1.6	Governing Law	14
1.7	Currency	14
1.8	Non-Business Days	14
1.9	Time	14
1.10	Independence of Covenants	14
1.11	Form of Documents Delivered to Indenture Trustee	14
1.12	Acts of Holders	15
1.13	Interest Payments and Calculations	16
1.14	English Language	16
1.15	Successors and Assigns	16
1.16	Severability Clause	17
1.17	Benefits of Indenture	17
1.18	Schedules	17
1.19	Benefits of Indenture through Indenture Trustee	17

Article 2 THE DEBENTURES		17
2.1	Limit of Issue and Designation of Debentures	17
2.2	Form and Terms of Debentures	17
2.3	Interest	18
2.4	Prescription	18
2.5	Issue of Debentures	19
2.6	Execution	19
2.7	Certification by Indenture Trustee	19
2.8	Registration of Exchanges	20
2.9	Persons Entitled to Payment	20
2.10	Payment of Principal and Interest on Definitive Debentures	21
2.11	Book-Based System	22
2.12	Payments of Principal and Interest for Book-Entry Only Debentures	23
2.13	Rank and Subordination	23
2.14	Register and Transfer	23
2.15	Withholdings	25
2.16	Cancellation of Debentures	25
2.17	Mutilated, Lost, Stolen or Destroyed Debentures	26
2.18	Access to Lists of Holders	27
2.19	Currency Conversion	27
2.20	Closing of Registers	27

Article 3 REDEMPTION, REPURCHASE AND CANCELLATION OF DEBENTURES		28
3.1	Optional Redemption of Debentures	28
3.2	Partial Redemption of Debentures	28
3.3	Places of Payment	29
3.4	Notice of Redemption	29
3.5	Debentures Due on Redemption Date	29
3.6	Deposit of Redemption Moneys	29

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3.7	Right to Repay Principal Amount in Voting Shares on Redemption	29
3.8	Restriction on Share Redemption Right	32
3.9	Purchase of Debentures	32
3.10	Repurchase of Debentures upon a Change of Control	33
3.11	Cancellation of Redeemed, Purchased or Repurchased Debentures	37

Article 4 CONVERSION		37
4.1	Conversion Right	37
4.2	Fractional Shares	39
4.3	Relating to the Issue of Voting Shares	40

Article 5 MATURITY		40
5.1	Payment of Principal and Interest at Maturity	40
5.2	Right to Repay Principal Amount in Voting Shares at Maturity Date	40

Article 6 ADJUSTMENTS		43
6.1	Adjustment of Conversion Price	43
6.2	Other Adjustment of Conversion Price	48
6.3	Rules Regarding Calculation of Adjustment of Conversion Price	49
6.4	Certificate as to Adjustment	50
6.5	Notice of Special Matters	50
6.6	Protection of Indenture Trustee	50

Article 7 VOTING SHARE INTEREST PAYMENT ELECTION		51
7.1	Voting Share Interest Payment Election	51

Article 8 SUBORDINATION OF DEBENTURES		54
8.1	Agreement to Subordinate	54
8.2	Order of Payment	54
8.3	Subrogation Rights of Debentureholders	55
8.4	No Payment to Debentureholders if Event of Default under the Senior Indebtedness	56
8.5	Payment on Debentures Permitted	57
8.6	Authorization of Debentureholders to Indenture Trustee to Effect Subordination	57
8.7	Knowledge of Indenture Trustee	57
8.8	Indenture Trustee May Hold Senior Indebtedness	57
8.9	Rights of Holders of Senior Indebtedness Not Impaired	57
8.10	Altering the Senior Indebtedness	58
8.11	Additional Indebtedness	58
8.12	Invalidated Payments	58
8.13	Contesting Security	58
8.14	Right of Debentureholder to Convert Not Impaired	58

Article 9 COVENANTS OF THE CORPORATION		58
9.1	Payment of Principal, Premium and Interest	58
9.2	Corporate Existence; Books of Account	59
9.3	Compliance Certificate	59
9.4	Notice of Default	59
9.5	Securities Laws	59
9.6	Reporting	59
9.7	Performance of Covenants by Indenture Trustee	60
9.8	Payment of Indenture Trustee’s Remuneration	60

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Article 10 EVENTS OF DEFAULT AND REMEDIES		60
10.1	Events of Default and Enforcement	60
10.2	Notice of Event of Default	62
10.3	Waiver	62
10.4	Other Remedies	62
10.5	Application of Money Collected	63
10.6	Control by Holders	63
10.7	Limitation on Suits	63
10.8	Collection Suit by Indenture Trustee	64
10.9	Indenture Trustee May File Proofs of Claim	64
10.10	Undertaking for Costs	64
10.11	Delay or Omission Not Waiver	64
10.12	Remedies Cumulative	64
10.13	Judgment Against the Corporation	64

Article 11 SATISFACTION AND DISCHARGE		65
11.1	Non-Presentation of Debentures	65
11.2	Repayment of Unclaimed Moneys or Voting Shares	65
11.3	Discharge	66
11.4	Satisfaction	66
11.5	Continuance of Rights, Duties and Obligations	68

Article 12 THE INDENTURE TRUSTEE		68
12.1	Duties of Indenture Trustee	68
12.2	Employ Agents	69
12.3	Reliance on Evidence of Compliance	69
12.4	Provision of Evidence of Compliance to Indenture Trustee	69
12.5	Contents of Evidence of Compliance	70
12.6	Advice of Experts	70
12.7	Indenture Trustee May Deal in Debentures	70
12.8	Conditions Precedent to Indenture Trustee’s Obligation to Act	70
12.9	Indenture Trustee Not Required to Give Security	71
12.10	Resignation or Removal of Indenture Trustee; Conflict of Interest	71
12.11	Authority to Carry on Business; Resignation	72
12.12	Protection of Indenture Trustee	73
12.13	Additional Representations and Warranties of Indenture Trustee	74
12.14	Third Party Interests	75
12.15	Indenture Trustee Not Bound to Act	75
12.16	Compliance with Privacy Laws	75

Article 13 MEETINGS OF DEBENTUREHOLDERS		75
13.1	Purposes for Which Meetings May be Called	75
13.2	Call, Notice and Place of Meetings	76
13.3	Proxies	76
13.4	Persons Entitled to Vote at Meetings	77
13.5	Quorum; Action	77
13.6	Determination of Voting Rights; Chairman; Conduct and Adjournment of Meetings	78
13.7	Counting Votes and Recording Action of Meetings	78
13.8	Instruments in Writing	79
13.9	Holdings by the Corporation Disregarded	79
13.10	Powers Cumulative	79

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13.11	No Consent	79

Article 14 AMALGAMATION, CONSOLIDATION, CONVEYANCE, TRANSFER OR LEASE		79
14.1	Amalgamation and Consolidations of Corporation and Conveyances Permitted Subject to Certain Conditions	79
14.2	Rights and Duties of Successor Corporation	80
14.3	Officer’s Certificate and Opinion of Counsel	80

Article 15 COMPULSORY ACQUISITION		81
15.1	Definitions	81
15.2	Offer for Debentures	81
15.3	Offerer’s Notice to Dissenting Debentureholders	82
15.4	Delivery of Debenture Certificates	82
15.5	Payment of Consideration to Indenture Trustee	82
15.6	Consideration to be held in Trust	82
15.7	Completion of Transfer of Debentures to Offerer	83
15.8	Communication of Offer to the Corporation	83

Article 16 NOTICES		83
16.1	Notice to Corporation	83
16.2	Notice to Holders	84
16.3	Notice to Indenture Trustee	84

Article 17 SUPPLEMENTAL INDENTURES AND AMENDMENTS		85
17.1	Supplemental Indentures	85
17.2	Execution of Supplemental Indentures	87
17.3	Effect of Supplemental Indentures	87
17.4	Reference in Debentures to Supplemental Indentures	87
17.5	Prior Approval of Recognized Stock Exchange	88

Article 18 MISCELLANEOUS PROVISIONS		88
18.1	Acceptance of Trusts	88
18.2	Protection of Indenture Trustee	88
18.3	Force Majeure	88
18.4	Counterparts and Formal Date	88

Schedule A Form of Debenture
Schedule B Form of Redemption Notice
Schedule C Form of Conversion Notice
Schedule D Form of Maturity Notice
Schedule E Form of Canadian Status Declaration

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THIS INDENTURE dated as of May 31, 2017

BETWEEN:

DHX MEDIA LTD., a federal corporation having its registered office at 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7

(the “Corporation”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada

(the “Indenture Trustee”)

WHEREAS:

A.	The Corporation desires to provide for the creation and issue of convertible unsecured subordinated debentures with the designation of “5.875% Convertible Unsecured Subordinated Debentures” (the “Debentures”), all upon the terms and subject to the conditions set forth in this Indenture (as hereinafter defined);

B.	All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Indenture by the Corporation, to make the same effective and binding upon the Corporation, and to make the Debentures, when certified by the Indenture Trustee and issued as provided in this Indenture, valid, binding and legal obligations of the Corporation with the benefit and subject to the terms of this Indenture;

C.	All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the issuance of the Voting Shares (as hereinafter defined) that may be issued upon conversion, redemption or maturity of the Debentures; and

D.	The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Indenture Trustee;

NOW, THEREFORE, THIS INDENTURE WITNESSES, and it is hereby agreed and declared, as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended from time to time;

“90% Redemption Right” has the meaning ascribed thereto in section 3.10(b);

“90% Redemption Right Notice” has the meaning ascribed thereto in section 3.10(b);

“Acceptance Notice” has the meaning ascribed thereto in section 3.10(a)(ii)(C);

“AcquireCo” means DHX SSP Holdings LLC, a wholly-owned subsidiary of the Corporation;

“Acquisition” means, collectively, the acquisition by AcquireCo of (a) all of the issued and outstanding membership interests of IBGNYC LLC, IBGSCREEN, LLC and Shortcake IP Holdings LLC, each a limited liability company organized under the laws of the State of Delaware, and (b) 80% of the issued and outstanding common units of Peanuts Holding LLC, a limited liability company organized under the laws of the State of Delaware, pursuant to the Acquisition Agreements;

“Acquisition Agreements” means, collectively, (a) that certain membership interest purchase agreement dated as of May 9, 2017 between Icon NY Holdings LLC, IBG Borrower LLC, Iconix Brand Group, Inc., the Corporation and AcquireCo, and (b) that certain membership interest purchase agreement dated as of May 9, 2017 between IBG Borrower LLC, Iconix Brand Group, Inc., the Corporation and AcquireCo;

“Acquisition Date” means the date upon which the Corporation completes the Acquisition;

“Act” or “Act of Holder(s)”, when used with respect to any Holder(s), shall have the meaning specified in section 1.12(a);

“Affiliate” has the meaning ascribed thereto in National Instrument 45-106 Prospectus Exemptions;

“Agent” means a Person appointed to act on behalf of another Person;

“Amount Attributable to Cash” has the meaning ascribed thereto in section 7.1(h);

“Applicable Law” means, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and shall also include any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation;

“Applicable Procedures” means, with respect to any transfer or exchange of beneficial ownership interests in, or any conversion, redemption, repayment or repurchase of, a Global Debenture, the rules and procedures of the Depository as in effect from time to time, to the extent applicable;

“Applicable Securities Law” means any Applicable Law in any jurisdiction regulating, or regulating disclosure with respect to, any sale or distribution of securities in, or to residents of, such jurisdiction;

“Applicants” has the meaning ascribed thereto in section 2.18(b);

“Articles of Continuance” means the certificate and articles of continuance of the Corporation dated April 25, 2006, as amended from time to time;

“Base Shares” has the meaning ascribed thereto in section 3.10(e)(ii);

“Beneficial Holder” means a Person being the beneficial owner of a Debenture, as shown on a list maintained by a Participant or the Depository;

“Board of Directors” means either the Board of Directors of the Corporation, or any committee of the Board of Directors duly authorized to make a decision on the matter in question;

“Board Resolution” means a copy of a resolution certified by the Chief Executive Officer, Chief Financial Officer, President or any Vice-President or the Secretary or an Assistant Secretary of the Corporation to have been duly adopted by the Board of Directors and to be in full force and effect and unamended on the date of such certification;

“Book-Based System” means, in relation to the Global Debenture, the clearing, record entry, transfer and pledge systems and services established and operated by or on behalf of the Depository for the Debentures (including, where applicable, pursuant to one or more agreements between such Depository and its Participants establishing the rules and procedures for such systems and services) or any successor systems or services;

“Book-Entry Only Debentures” means Debentures issued pursuant to the Book-Based System of the Depository;

“Business Day” means any day of the week, other than Saturday, Sunday or a statutory or civic holiday in the Province of Ontario or the Province of Nova Scotia, on which banking institutions are open for business in the City of Toronto, Province of Ontario and Halifax Regional Municipality, Province of Nova Scotia;

“Canadian” means a Canadian as such term is defined in the Direction to the CRTC (Ineligibility of Non-Canadians), SOR-97-192, made pursuant to the Broadcasting Act (Canada);

“Canadian generally accepted accounting principles” means generally accepted accounting principles in effect from time to time in Canada, as established and adopted by the Canadian Institute of Chartered Accountants or any successor body, including International Financial Reporting Standards;

“Canadian Government Obligations” means securities that are (a) direct obligations of Canada for the payment of which its full faith and credit is pledged, or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of Canada, the payment of which is unconditionally guaranteed as a full faith and credit obligation by Canada, and shall also include a depository receipt issued by a bank or trust corporation as custodian with respect to any such Canadian Government Obligation or a specific payment of interest on or principal of any such Canadian Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by Applicable Law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Canadian Government Obligation or the specific payment of interest on or principal of the Canadian Government Obligation evidenced by such depository receipt;

“Canadian Status Declaration” means a declaration substantially in the form attached hereto as Schedule E or such other form as is acceptable to the Corporation or the Indenture Trustee, by which a holder of Debentures certifies whether such holder is a qualified Canadian;

“Capital Reorganization” has the meaning ascribed thereto in section 6.1(g);

“Capitalized Lease Obligations” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with Canadian generally accepted accounting principles;

“Cash Change of Control” means a Change of Control in which 10% or more of the consideration for the Voting Shares in the transaction(s) constituting a Change of Control consists of: (a) cash, (b) equity securities, including trust units, limited partnership units or other participating securities of a trust, limited partnership or similar entity, that are not traded or intended to be traded immediately following such transaction(s) on a stock exchange, or (c) other property that is not traded or intended to be traded immediately following such transaction(s) on a stock exchange;

“Cash Change of Control Conversion Period” has the meaning ascribed thereto in section 3.10(e)(i);

“Cash Change of Control Conversion Price” has the meaning ascribed thereto in section 3.10(e)(i);

“Cash Payment Election” has the meaning ascribed thereto in section 4.1(c);

“CDS” means CDS Clearing and Depository Services Inc., together with its successors from time to time;

“Change of Control” means (a) the acquisition by any Person, or group of Persons acting jointly or in concert within the meaning of the Securities Act (Ontario), of voting control or direction over Voting Shares carrying in aggregate more than 50% of the voting rights attached to all outstanding shares in the capital of the Corporation (other than an internal reorganization), or (b) the sale or other transfer of all or substantially all of the assets of the Corporation on a consolidated basis; but a Change of Control shall not include a sale, merger, reorganization, arrangement, combination or other similar transaction if the holders of the Voting Shares immediately prior to the completion of the transaction hold or have direction over at least 50% of the voting control or direction in such merged, reorganized, arranged, combined or other continuing entity (and in the case of a sale of all or substantially all of the assets, in the entity that has acquired such assets) immediately following the completion of such transaction;

“Change of Control Notice” has the meaning ascribed thereto in section 3.10(a)(i);

“Common Voting Shares” means the common voting shares in the capital of the Corporation having the rights, privileges, restrictions and conditions set out in the Articles of Continuance;

“Conversion Date” has the meaning ascribed thereto in section 4.1(d);

“Conversion Notice” has the meaning ascribed thereto in section 4.1(b);

“Conversion Number” means, as of the applicable Conversion Date, the number obtained when dividing $1,000 principal amount of Debentures by the Conversion Price (or in the event of a Cash Change of Control, the Cash Change of Control Conversion Price), and rounding to four decimal places, which as of the date hereof is 125;

“Conversion Price” means $8.00 per Voting Share, subject to adjustment from time to time pursuant to Article 6;

“Corporate Trust Office” means the principal office or offices of the Indenture Trustee in the City of Toronto, Province of Ontario, at which at any particular time its corporate trust business shall be administered;

“Corporation” means DHX Media Ltd. until a successor corporation shall have become such pursuant to the applicable provisions of this Indenture, and thereafter, “Corporation” shall mean such successor corporation;

“Counsel” means, in the case of Counsel to the Indenture Trustee, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Indenture Trustee (who may, except as otherwise expressly provided in this Indenture, also be Counsel to the Corporation) and, in the case of Counsel to the Corporation, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Corporation and acceptable to the Indenture Trustee, acting reasonably;

“Current Market Price” means, at any date, the Weighted Average Trading Price per share at which the Common Voting Shares have traded:

(a)	on the TSX;

(b)	if the Common Voting Shares are not listed on the TSX, on any stock exchange upon which the Common Voting Shares are listed as may be selected for this purpose by the board of directors of the Corporation, acting reasonably; or

(c)	if the Common Voting Shares are not listed on any stock exchange, on any over-the-counter market on which the Common Voting Shares are trading, as may be selected for this purpose by the board of directors of the Corporation, acting reasonably;

during the 20 consecutive Trading Days ending on and including the fifth Trading Day before (and not including) such date;

“Debentureholder(s)” or “Holder(s)” means the registered holder(s) of Debentures at the applicable time, and including, for greater certainty, in the case of any Global Debenture, the Depository or its nominee in whose name such Global Debenture is registered, as the case may be;

“Debentures” means the 5.875% Convertible Unsecured Subordinated Debentures issued under this Indenture and certified pursuant to this Indenture;

“Defeased Debentures” has the meaning ascribed thereto in section 11.5(b);

“Definitive Debentures” means Debentures in the form of individual certificates in definitive fully registered form issued pursuant to section 2.2 and substantially in the form of Schedule “A”;

“Depository” means, in respect of the Book-Entry Only Debentures, CDS and includes any successor corporation or any other depository subsequently appointed by the Corporation as the depository in respect of Book-Entry Only Debentures;

“Dividends Paid in the Ordinary Course” means dividends paid on the Voting Shares, whether in (a) cash, (b) shares of the Corporation, or (c) rights, options or warrants to purchase any shares, property or other assets of the Corporation, in each case to the extent that the amount or value of such dividends does not exceed $0.025 per Voting Share per calendar quarter (or the equivalent thereof if the Corporation changes the frequency of payment of its dividends) subject to adjustment from time to time pursuant to Article 6; and for the purpose of the foregoing where any dividend is paid otherwise than in cash, any securities so distributed by way of dividend shall be valued at the Fair Market Value of such securities;

“DRIP” means the dividend reinvestment plan adopted by the Corporation and approved by the TSX and in effect as of the date hereof, pursuant to which eligible shareholders of the Corporation may elect to reinvest their cash dividends and acquire additional Voting Shares;

“Effective Date” has the meaning ascribed thereto in section 3.10(e)(i);

“Elected Amount” has the meaning ascribed thereto in section 4.1(c);

“ESP Plan” means the Employee Share Purchase Plan adopted by the Corporation and approved by the Corporation’s shareholders and in effect as of the date hereof;

“Expiration Date” has the meaning ascribed thereto in section 6.1(e);

“Expiry Date” has the meaning ascribed thereto in section 3.10(a)(ii)(B);

“Expiration Time” has the meaning ascribed thereto in section 6.1(e);

“Expiry Time” has the meaning ascribed thereto in section 3.10(a)(ii)(B);

“Event of Default” means any of the events identified in section 10.1 as being an Event of Default;

“Exercise Price” has the meaning ascribed thereto in section 6.1(h);

“Extraordinary Resolution” means a resolution at a meeting of Debentureholders duly convened and held in accordance with the provisions of Article 13 passed by the favourable votes of the Holders of not less than 66⅔% of the principal amount of Outstanding Debentures represented in person or by proxy at such meeting or a written resolution signed in the manner contemplated by section 13.8;

“Fair Market Value” means, as at any date:

(a)	with respect to a security listed and posted for trading on a stock exchange, the Weighted Average Trading Price of such security for the 20 consecutive Trading Days immediately preceding such date on the stock exchange on which the greatest volume of trading in the security occurred during such 20 Trading Day period;

(b)	with respect to a security not listed and posted for trading on a stock exchange but traded on an over-the-counter market, the Weighted Average Trading Price of such security on such over-the-counter market for the 20 consecutive Trading Days immediately preceding such date; or

(c)	for any other security or property, the fair market value thereof at such date as determined by the Board of Directors or an Independent Member of the Investment Industry Regulatory Organization of Canada selected from time to time by the Board of Directors for such purpose, in either case acting reasonably;

“Freely Tradeable” means, in respect of securities of any class in the capital of any entity, securities which (a) are issuable by the entity without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Canadian Applicable Securities Laws and such issue does not constitute a distribution (other than a distribution already qualified by a prospectus or similar offering document) or constitutes an exempt distribution under Canadian Applicable Securities Laws, and (b) can be traded by the holder thereof without any restriction under Canadian Applicable Securities Laws, such as hold periods, except in the case of a “control distribution” as defined under Canadian Applicable Securities Laws;

“Global Debenture(s)” has the meaning ascribed thereto in section 2.11(a);

“Governmental Authority” means, when used with respect to any Person, property, transaction, event or other matter, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board or arbitrator or other law, regulation or rule-making entity (including a Minister of the Crown, any central bank, Superintendent of Financial Institutions, Recognized Stock Exchange, or other comparable authority or agency) having or purporting to have jurisdiction on behalf of, or pursuant to the laws of, Canada or any country to which such Person, property, transaction, event or other matter, is subject, or any province, territory, state, municipality, district or political subdivision of any such country or of any such province, territory or state of such country;

“Hedging Obligations” means, with respect to any Person, (a) the obligations of such Person under (i) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements, and (ii) other agreements or arrangements designed to manage or hedge fluctuations in currency exchange, interest rates or commodity prices; and (b) to the extent not otherwise included in clause (a) of this definition, any obligation of such Person to be liable for, to purchase, to assume or to pay, as obligor, guarantor or otherwise, on the Hedging Obligations of another Person;

“Incur” means issue, assume, guarantee, incur or otherwise become liable for and “Incurred” or “Incurrence” will have a corresponding meaning; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary;

“Indebtedness” means, with respect to any Person: (a) the principal amount of any indebtedness of such Person, whether or not contingent: (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit, letters of guarantee or bankers’ acceptances (or, without duplication, reimbursement obligations or indemnification obligations in respect thereof), (iii) representing the deferred and unpaid purchase price of any property (including purchase money mortgages), or (iv) in respect of Capitalized Lease Obligations and operating lease obligations, and (v) all renewals, extensions and refinancing of the foregoing; (b) to the extent not otherwise included in clause (a) of this definition, any obligation of such Person to be liable for, to purchase, to assume, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and (c) to the extent not otherwise included, in clause (a) or (b) of this definition, Indebtedness specified in clause (a) or (b) of this definition of another Person secured by a Security on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of (i) the Fair Market Value of such asset at such applicable date and (ii) the amount of such Indebtedness of such other Person; provided, further, that any obligation of the Corporation in respect of account credits or participants under any employee, director or officer compensation plan will be deemed not to constitute Indebtedness), provided that “Indebtedness” does not include trade accounts payable and accrued liabilities (including contract loans and income taxes payable) incurred in the ordinary course of business;

“Indenture” means or refers to this Indenture as amended or supplemented by any indenture, deed or instrument supplemental or ancillary thereto;

“Indenture Trustee” means Computershare Trust Company of Canada until a successor Indenture Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter, “Indenture Trustee” shall mean or include each Person who is then an Indenture Trustee hereunder;

“Independent Member of the Investment Industry Regulatory Organization of Canada” means a member firm of the Investment Industry Regulatory Organization of Canada that, in the determination of the Board of Directors acting reasonably, is independent of the Corporation and the issuer of any securities that are the subject matter of the engagement, having regard to, among other things, the considerations set out in National Instrument 33-105 Underwriting Conflicts or any successor instrument;

“Interest Obligation” means the obligation of the Corporation to pay interest on the Debentures, as and when the same becomes due;

“Interest Payment Date” means the last day of September and March in each year until all interest has been paid, the first Interest Payment Date being September 30, 2017;

“Interest Period” has the meaning ascribed thereto in section 2.3;

“Issue Date” means the date on which the Debentures are issued by the Corporation pursuant to this Indenture;

“Make-Whole Premium Shares” has the meaning ascribed thereto in section 3.10(e)(ii);

“Maturity” means the date on which the principal becomes due and payable under the Debentures;

“Maturity Date” means September 30, 2024 or such other date on which the Debentures become due and payable;

“Maturity Notice” has the meaning ascribed thereto in section 5.2(a);

“NASDAQ” means the NASDAQ Stock Market;

“NI 62-104” means National Instrument 62-104 Take-Over Bids and Issuer Bids;

“Notice” means any notice, document or other communication required or permitted to be given under this Indenture;

“Offer Price” has the meaning ascribed thereto in section 3.10(a)(i);

“Offer to Purchase” has the meaning ascribed thereto in section 3.10(a)(i);

“Offering Document” means, with respect to the Debentures, the prospectus prepared by or on behalf of the Corporation for delivery to purchasers, or prospective purchasers, of the Debentures or any part of the Debentures in connection with the initial distribution of the Debentures;

“Office” or “Agency” means an office or agency of the Corporation, the Indenture Trustee, the Transfer Agent or the paying agent, as the case may be, maintained or designated in the Place of Payment pursuant to this Indenture or any other office or agency of the Corporation, the Indenture Trustee, the Transfer Agent or the paying agent, as the case may be, maintained or designated pursuant to this Indenture;

“Officer’s Certificate” means a written certificate signed by any Responsible Officer of the Corporation;

“Opinion of Counsel” means a written opinion addressed to the Indenture Trustee (among other addressees) by Counsel who shall be reasonably satisfactory to the Indenture Trustee;

“Outstanding” means, when used with respect to Debentures, as of the applicable date, all Debentures theretofore certified and delivered by the Indenture Trustee under this Indenture, except:

(a)	Debentures theretofore cancelled by the Indenture Trustee or delivered to the Indenture Trustee for cancellation;

(b)	Debentures for whose payment, purchase, repurchase or redemption money in the necessary amount has been theretofore deposited with the Indenture Trustee under gratuitous deposit or set aside and segregated in trust by the Corporation (if the Corporation shall act as its own paying agent) for the Holders of such Debentures; provided, however, that if such Debentures are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Indenture Trustee has been made; and

(c)	Debentures that have been surrendered to the Indenture Trustee pursuant to section 2.16 or in exchange for or in lieu of which other Debentures have been certified and delivered pursuant to this Indenture, other than any such Debentures in respect of which there shall have been presented to the Indenture Trustee proof satisfactory to it that such Debentures are held by a bona fide purchaser in whose hands such Debentures are valid obligations of the Corporation;

provided, however, that in determining whether the Holders of the requisite principal amount of Debentures then Outstanding have taken any Act of Holders hereunder, Debentures owned by the Corporation or any Affiliate of the Corporation shall be disregarded and deemed not to be then Outstanding; provided further that, in determining whether the Indenture Trustee shall be protected in acting and relying upon such Act of Holders, only Debentures of which the Indenture Trustee has actual notice that they are so owned shall be so disregarded; and provided further that Debentures so owned that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Indenture Trustee the pledgee’s right to act with respect to such Debentures and that the pledgee is not the Corporation or any Affiliate of the Corporation, and a Holder that has become an Affiliate of the Corporation as a result of it or one or more of its Affiliates having converted some or all of its Debentures into Voting Shares shall not be considered an Affiliate of the Corporation for the purposes of this determination;

“Participant” means, in relation to a Depository, a broker, dealer, bank or other financial institution or other Person on whose behalf such Depository or its nominee holds Debentures pursuant to a Book-Based System operated by such Depository;

“Payment Date” has the meaning ascribed thereto in section 3.10(a)(ii)(E);

“Person” means any natural person, corporation, firm, partnership, joint venture, trustee, executor, liquidator of a succession, administrator, legal representative or other unincorporated association, trust, unincorporated organization, government or Governmental Authority and pronouns relating thereto have a similar extended meaning;

“PSU Plan” means the performance share unit plan adopted by the Corporation and approved by the Corporation’s shareholders and in effect as of the date hereof;

“Place of Payment” shall mean the place or places where the principal of, premium, if any, interest and other amounts on Debentures are payable;

“Proceeding” shall mean any suit, action or other judicial or administrative proceeding;

“Property” shall mean any asset, revenue or any other property or property right or interest, whether tangible or intangible, real or personal, including, without limitation, any right to receive income;

“Property Account” means a segregated trust account with a “financial institution” as that term is defined in the Bank Act (Canada);

“Purchased Voting Shares” has the meaning ascribed thereto in section 6.1(e);

“Recognized Stock Exchanges” means the TSX or the NASDAQ, or any other stock exchange on which the Voting Shares or any of them are then listed and posted for trading;

“Redemption Amount” has the meaning ascribed thereto in section 3.1(a);

“Redemption Date” means the later of (i) September 30, 2020 and (ii) the date selected by the Corporation for redemption pursuant to section 3.1;

“Redemption Notice” has the meaning ascribed thereto in section 3.4;

“Redemption Price” means, when used with respect to any Debenture to be redeemed, the price at which it is to be redeemed;

“Regular Interest Record Date” means, with respect to an Interest Payment Date, the date determined as the record date for the determination of the Holders to which interest on Debentures is payable on such Interest Payment Date, which date shall be the 7th Business Day preceding the Interest Payment Date;

“Responsible Officer of the Corporation” means the Executive Chair, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President, General Counsel, Corporate Secretary, or any other officer of the Corporation customarily performing functions similar to those performed by any of the above designated officers;

“Rights Period” and “Rights Offering” have the meanings ascribed thereto in section 6.1(b);

“Security” means any mortgage, pledge, hypothec, lien, security interest, charge or other encumbrance of any kind;

“SEDAR” has the meaning ascribed thereto in National Instrument 13-101 System for Electronic Document Analysis and Retrieval (SEDAR);

“Senior Indebtedness” means the principal of, premium, if any, interest on (including interest accruing on or after the filing of any petition in bankruptcy, insolvency or for reorganization relating to the Corporation whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including make-whole, fees, expenses, reimbursement obligations under letters of credit and indemnities) payable in respect of all Indebtedness of the Corporation and all Hedging Obligations of the Corporation, in each case, whether outstanding on the date hereof or hereafter Incurred, which is secured by a Security on all or any portion of the assets of the Corporation, unless the instrument or agreement creating or evidencing the same or pursuant to which the same is outstanding provides that such obligations are subordinate in right of payment to the Debentures or rank pari passu in right of payment to the Debentures; provided, however, that Senior Indebtedness shall not include (a) any Indebtedness of the Corporation owing to any Subsidiary of the Corporation, (b) any liability for federal, state, provincial, local or other Taxes owed or owing by the Corporation, and (c) any obligations of the Corporation with respect to any capital stock;

“Share Redemption Right” has the meaning ascribed thereto in section 3.7(a);

“Share Repayment Right” has the meaning ascribed thereto in section 5.2(a);

“Special Distribution” has the meaning ascribed thereto in section 6.1(d);

“Stated Maturity” shall mean, with respect to any principal of or accrued interest on a Debenture, the fixed date or dates specified on which such principal or interest is due and payable;

“Stock Option Plan” means the stock option plan adopted by the Corporation and most recently approved by the Corporation’s shareholders and in effect as of the date hereof;

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 Prospectus Exemptions;

“Successor Corporation” shall have the meaning ascribed thereto in section 14.1(a);

“Supplemental Indenture” shall have the meaning ascribed thereto in section 17.1(a);

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended from time to time;

“Taxes” means any tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of any Governmental Authority;

“Trading Day” means a day on which the Recognized Stock Exchanges (or such other exchange on which the Voting Shares or any of them are listed and which forms the primary trading market for such shares) are open for trading, and if the Voting Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

“Transfer Agent” shall mean Computershare Trust Company of Canada or other Person or Persons appointed as the transfer agent for the Voting Shares and the Debentures, in such capacity, together with such Person’s or Persons’ successor from time to time in such capacity;

“TSX” means the Toronto Stock Exchange;

“United States” has the meaning ascribed thereto in Regulation S under the 1933 Act;

“Variable Voting Shares” means the variable voting shares in the capital of the Corporation having the rights, privileges, restrictions and conditions set out in the Articles of Continuance;

“Voting Share Bid Request” means a request for bids to purchase Voting Shares (to be issued by the Corporation on the Voting Share Delivery Date) made by the Corporation in accordance with the Voting Share Interest Payment Election Notice;

“Voting Share Delivery Date” means a date, not more than 90 days and not less than seven Business Days prior to the applicable Interest Payment Date, upon which Voting Shares are issued by the Corporation and delivered to the Indenture Trustee for sale pursuant to Voting Share Purchase Agreements;

“Voting Share Interest Payment Election” means an election by the Corporation to satisfy all or a part of an Interest Obligation in the manner described in the Voting Share Interest Payment Election Notice;

“Voting Share Interest Payment Election Amount” means the aggregate net proceeds resulting from the sale of Voting Shares on or about the Voting Share Delivery Date pursuant to acceptable bids obtained pursuant to the Voting Share Bid Requests;

“Voting Share Interest Payment Election Notice” means a written notice made by the Corporation to the Indenture Trustee specifying:

(a)	the Interest Obligation to which the election relates;

(b)	the amount of proceeds which the Corporation wishes to raise;

(c)	the investment banks, brokers or dealers through which the Corporation shall seek bids to purchase the Voting Shares and the conditions of such bids, which may include the minimum number of Voting Shares, minimum price per Voting Share, timing for closing for bids and such other matters as the Corporation may specify; and

(d)	that the Corporation shall accept through the investment banks, brokers or dealers selected by the Corporation only those bids which comply with such notice;

“Voting Share Proceeds Investment” has the meaning ascribed thereto in section 7.1(i);

“Voting Share Purchase Agreement” means an agreement in customary form among the Corporation and the Persons making acceptable bids pursuant to a Voting Share Bid Request, which complies with all Applicable Laws and the rules and regulations of any Recognized Stock Exchanges;

“Voting Share Reorganization” has the meaning ascribed thereto in section 6.1(a);

“Voting Shares” means the Common Voting Shares and/or the Variable Voting Shares, as the context may require, as such Voting Shares are constituted on the date of execution and delivery of this Indenture;

“Weighted Average Trading Price” means, with respect to any security listed on a stock exchange or quoted on a quotation service during a specified period, the quotient obtained by dividing (a) the aggregate sale price of all such securities sold on such stock exchange or quotation service during such period, by (b) the total number of such securities sold on such stock exchange or quotation service during such period, as determined from time to time by the Board of Directors, or upon request of the Board of Directors, as determined by an Independent Member of the Investment Industry Regulatory Organization of Canada for such purpose;

“Wholly-Owned Subsidiary” means any corporation of which the Corporation beneficially owns, directly or indirectly, all the voting securities and equity shares and a corporation shall be deemed to beneficially own voting securities and equity shares beneficially owned by a Wholly-Owned Subsidiary and so on indefinitely;

“Written Order” or “Written Request” means a written order or request, respectively, signed in the name of the Corporation by a Responsible Officer of the Corporation;

and all other terms which are used herein but not otherwise defined herein, and that are defined in the Securities Act (Ontario), either directly or by reference therein, shall have the meanings assigned to them therein.

1.2	Interpretation

(a)	Words importing the singular number shall include the plural and vice versa and words importing gender shall include the masculine, feminine and neuter genders.

(b)	The words “hereto”, “herein”, “hereof”, “hereby”, “hereunder”, and other words of similar import refer to this Indenture as a whole and not to any particular article, section, subsection, paragraph, clause or other part of this Indenture.

(c)	Except as otherwise provided herein, any reference in this Indenture to any act, statute, regulation, policy statement, instrument, agreement, or section thereof shall be deemed to be a reference to such act, statute, regulation, policy statement, instrument, agreement or section thereof as amended, re-enacted or replaced from time to time.

1.3	Accounting Terms

As used in this Indenture and in any certificate or other document made or delivered pursuant to this Indenture, accounting terms not defined in this Indenture, or in any such certificate or other document, and accounting terms partly defined in this Indenture or in any such certificate or other document to the extent not defined, shall have the respective meanings given to them under Canadian generally accepted accounting principles. To the extent that the definitions of accounting terms in this Indenture, or in any such certificate or other document are inconsistent with the meanings of such terms under Canadian generally accepted accounting principles, the definitions contained in this Indenture, or in any such certificate or other document shall prevail.

1.4	Headings and Table of Contents

The division of this Indenture, or any related document, into articles, sections, subsections, paragraphs, clauses and other subdivisions, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or any such related document.

1.5	Section and Schedule References

Unless something in the subject matter or context is inconsistent therewith, references in this Indenture to articles, sections, subsections, paragraphs, clauses, other subdivisions, exhibits, appendices or schedules are to articles, sections, subsections, paragraphs, clauses, other subdivisions, exhibits, appendices or schedules of or to this Indenture.

1.6	Governing Law

This Indenture and each Debenture issued hereunder shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.7	Currency

Unless expressly provided to the contrary in this Indenture or in any Debenture, all monetary amounts in this Indenture or in such Debenture refer to Canadian dollars. References to “$” and “Canadian dollars” are to the lawful currency of Canada, and references to “US$” and “US dollars” are to the lawful currency of the United States.

1.8	Non-Business Days

Unless expressly provided to the contrary in this Indenture or in any Debenture, whenever any payment shall be due, any period of time shall begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period beginning or ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other actions shall be taken, as the case may be, on, or as of, or from a period beginning or ending on, the next succeeding Business Day.

1.9	Time

Unless otherwise expressly stated in this Indenture or in any Debenture, all references to a time will mean Eastern Time. Time shall be of the essence in this Indenture.

1.10	Independence of Covenants

Each covenant contained in this Indenture shall be construed (absent an express provision to the contrary) as being independent of each other covenant, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant.

1.11	Form of Documents Delivered to Indenture Trustee

(a)	In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

(b)	Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

1.12	Acts of Holders

(a)	Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing. Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may, alternatively, be embodied in and evidenced by the record of Debentureholders voting in favour thereof, either in person or by proxies duly appointed in writing, at any meeting of Debentureholders duly called and held in accordance with the provisions of Article 13, or a combination of such instruments and any such record. Except as herein otherwise expressly provided, such action shall become effective when such requisite instrument or instruments or records of such meeting are delivered to the Indenture Trustee and, where it is hereby expressly required, to the Corporation. Such instrument or instruments or records of such meeting (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act of Holders” or the “Act” of the Holders signing such instrument or instruments or voting in favour thereof. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and, subject to section 12.1, conclusive in favour of the Indenture Trustee and the Corporation, if made in the manner provided in this section 1.12. The record of any meeting of Debentureholders shall be provided in the manner specified in section 13.7.

(b)	The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgements of deeds, certifying that the individual signing such instrument or writing acknowledged to such notary public or other officer the execution thereof. Where such execution is by a signer acting in a capacity, other than such signer’s individual capacity, such certificate or affidavit shall also constitute sufficient proof of such signer’s authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any manner that the Indenture Trustee deems sufficient.

(c)	If the Corporation or the Indenture Trustee shall solicit from the Debentureholders any Act, the Corporation or the Indenture Trustee, as the case may be, may, at its option, fix in advance a record date for the determination of Debentureholders entitled to take such Act, but the Corporation or the Indenture Trustee, as the case may be, shall have no obligation to do so. Any such record date shall be fixed at the Corporation’s or the Indenture Trustee’s discretion, as the case may be, provided that such record date shall be fixed on a date not more than 60 days prior to the Act. If such a record date is fixed, such Act may be sought or taken before or after the record date, but only the Debentureholders of record at the close of business on such record date shall be deemed to be Debentureholders for the purpose of determining whether Holders of the requisite proportion of Debentures Outstanding have authorized or agreed or consented to such Act, and for that purpose the Debentures Outstanding shall be computed as of such record date.

(d)	Any Act of the Holder of any Debenture shall bind every future holder of the same Debenture and the Holder of every Debenture issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, suffered or omitted by the Indenture Trustee or the Corporation in reliance thereon, whether or not notation of such action is made upon such Debenture.

1.13	Interest Payments and Calculations

(a)	All interest payments to be made under this Indenture or any Debenture shall be paid without allowance or deduction for deemed re-investment or otherwise, both before and after Maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and, to the extent permitted by Applicable Law, interest will accrue on overdue interest. For the avoidance of doubt, interest on the Debentures shall be calculated as simple interest and shall not compound (other than on overdue interest).

(b)	For the purposes of the Interest Act (Canada), if in this Indenture or in any Debenture a rate of interest is or is to be calculated on the basis of a period which is less than a full calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the calendar year for which such calculation is made and divided by 365 days.

(c)	The rate of interest stipulated in this Indenture or in any Debenture will be calculated using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

(d)	In calculating interest under this Indenture or under a Debenture for any period, unless otherwise specifically stated, the first day of such period shall be included and the last day of such period shall be excluded.

1.14	English Language

The Corporation, the Indenture Trustee and, by their acceptance of Debentures and the benefits of this Indenture, the Holders acknowledge that this Indenture, each Debenture and each document related hereto and thereto has been drawn up in English at the express will of such Persons.

1.15	Successors and Assigns

All covenants and agreements in this Indenture by the Corporation shall bind its successors and assigns, whether expressed or not.

1.16	Severability Clause

If any provision in this Indenture or in the Debentures shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.17	Benefits of Indenture

Nothing in this Indenture and in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, any Person maintaining the record of the Debentureholders pursuant to section 2.14, Transfer Agent and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.18	Schedules

The following Schedules form part of this Indenture:

Schedule “A”	-	Form of Debenture
Schedule “B”	-	Form of Redemption Notice
Schedule “C”	-	Form of Conversion Notice
Schedule “D”	-	Form of Maturity Notice
Schedule “E”		Form of Canadian Status Declaration

1.19	Benefits of Indenture through Indenture Trustee

For greater certainty, this Indenture is being entered into with the Indenture Trustee for the benefit of the Holders and the Indenture Trustee declares that it holds all rights, benefits and interests of this Indenture on behalf of and as the Person holding the power of attorney of, the Holders and each such Person who becomes a Holder of the Debentures from time to time.

Article 2
THE DEBENTURES

2.1	Limit of Issue and Designation of Debentures

The Debentures authorized to be issued hereunder shall consist of, and be limited to, $140,000,000 aggregate principal amount and shall be designated as “5.875% Convertible Unsecured Subordinated Debentures”.

2.2	Form and Terms of Debentures

(a)	The Debentures shall be dated as of the Issue Date and shall mature on the Maturity Date. Except with respect to the first Interest Payment Date, the Debentures shall bear interest from and including the Issue Date at the rate of 5.875% per annum (after as well as before Maturity, default and judgment, with interest on overdue interest at the said rate), payable in equal semi-annual instalments in arrears on each Interest Payment Date subject to section 2.3.

(b)	Subject to the Share Redemption Right pursuant to section 3.7(a) and the Share Repayment Right pursuant to section 5.2(a), the principal of the Debentures will be payable on the Maturity Date in lawful money of Canada against surrender thereof by the Holder at the Corporate Trust Office or at such place or places as may be designated by the Corporation for that purpose.

(c)	The Debentures shall be issued as fully registered Debentures in denominations of $1,000 and integral multiples of $1,000 or as a Global Debenture, shall be redeemable as provided for in Article 3 and shall be convertible as provided for in Article 4.

(d)	The Debentures and the certificate of the Indenture Trustee endorsed thereon shall be substantially in the form set forth in Schedule “A” hereto, provided that if a Debenture is issued as a Global Debenture in accordance with section 2.11, it shall have appended thereto a principal amount grid in the form of Exhibit “A” to the form of Debenture attached as Schedule “A” hereto, which shall be appropriately adjusted at such times as Debentures are converted, redeemed or repurchased in accordance with the terms hereof.

2.3	Interest

Each Debenture issued hereunder, whether issued originally or in exchange for another Debenture, shall bear interest from and including the Issue Date or from and including the last Interest Payment Date on which interest shall have been paid or made available for payment on the Debentures then Outstanding, whichever shall be the later, to but excluding the earlier of:

(a)	the following Interest Payment Date;

(b)	if called for redemption pursuant to section 3.1, the Redemption Date;

(c)	if purchased in accordance with section 3.8, the date of payment;

(d)	if repurchased in accordance with section 3.10, the Payment Date;

(e)	if converted in accordance with section 4.1, the Conversion Date; and

(f)	the Maturity Date,

as the case may be (the “Interest Period”); unless such payment is improperly withheld or refused, upon due presentation and surrender thereof for payment on or after the appropriate date. The first Interest Payment Date shall be on September 30, 2017 and shall be calculated as if the Issue Date was May 31, 2017, so that the interest payment payable on the first Interest Payment Date will amount to $19.637 per $1,000 principal amount of Debenture. Each subsequent payment on an Interest Payment Date will amount to $29.375 per $1,000 principal amount of Debenture. The interest payable per $1,000 principal amount of Debenture in respect of an Interest Period other than an Interest Period that ends on an Interest Payment Date shall be calculated by multiplying $1,000 by the interest rate of 5.875% per annum, dividing the product so obtained by 365 days and multiplying the quotient by the actual number of days in the said Interest Period.

2.4	Prescription

The right of the Debentureholders to exercise their rights under this Indenture shall become void unless the Debentures are presented for payment within a period of three years from the Maturity Date, after which payment thereof shall be governed by the provisions of Article 11 hereof. The Corporation shall have satisfied its obligations under the Debentures upon remittance to the Indenture Trustee for the account of the Debentureholders, upon redemption, repurchase, conversion or at the Maturity Date, of any and all consideration due hereunder in cash or by the delivery of Freely Tradeable Voting Shares, subject to and in accordance with the provisions of this Indenture, and such remittance shall for all purposes be deemed a payment to the Debentureholders, and thereafter, such Debentures shall not be considered as Outstanding and the Debentureholders shall have no right, except to receive payment out of the moneys so paid and deposited or Freely Tradeable Voting Shares deposited upon surrender of their Debentures.

2.5	Issue of Debentures

Debentures in such aggregate principal amounts as the Board of Directors shall determine and in lawful money of Canada shall be executed by the Corporation from time to time and, forthwith after such execution, shall be delivered to the Indenture Trustee and shall be certified by the Indenture Trustee and delivered to the Corporation in accordance with the terms of section 2.7. Other than as contemplated by section 2.8(b), the Indenture Trustee shall receive no consideration for the certification of Debentures.

2.6	Execution

(a)	The Debentures shall be executed on behalf of the Corporation by any one Responsible Officer of the Corporation who holds such office at the time of execution. The signature of any of these officers on the Debentures may be done manually, by facsimile or comparable electronic means. Debentures bearing the manual, facsimile or electronic signatures of individuals who were at the time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the certification and delivery of such Debentures.

(b)	If Debentures are issued as Definitive Debentures, the Corporation shall provide to the Indenture Trustee a supply of certificates to evidence such Definitive Debentures in such form, in such amounts, bearing such distinguishing letters and numbers, and as at such times as are necessary to enable the Indenture Trustee to fulfil its responsibilities under this Indenture.

2.7	Certification by Indenture Trustee

(a)	At any time and from time to time after the execution and delivery of this Indenture and in accordance with the terms hereof, the Corporation may deliver Debentures executed on behalf of the Corporation to the Indenture Trustee for certification, pursuant to a Written Order applicable thereto and evidence of compliance, if requested by the Indenture Trustee, in accordance with section 12.4 and Applicable Law. Upon receipt by the Indenture Trustee of a Written Order applicable to such Debentures and such evidence of compliance, the Indenture Trustee shall certify and deliver such Debentures in the manner specified in such Written Order, without receiving any consideration for such certification and delivery (other than as contemplated by section 2.8(b)).

(b)	No Holder shall be entitled to any right or benefit under this Indenture with respect to a Debenture, and such Debenture shall not be valid or binding for any purpose, unless such Debenture has been certified by the Indenture Trustee, as evidenced by the manual signature of an authorized officer of the Indenture Trustee. Such certification upon any Debenture shall be conclusive evidence, and the only evidence, that such Debenture has been issued under this Indenture.

(c)	Debentures bearing the manual signature of an individual who was, at the time that such signature was affixed, an authorized signing officer of the Indenture Trustee, shall be valid and binding on the Indenture Trustee notwithstanding that such individual ceased to be an authorized signing officer of the Indenture Trustee prior to the delivery of such Debentures.

(d)	The certification by the Indenture Trustee on the Debentures shall not be construed as a representation or warranty by the Indenture Trustee as to the validity of this Indenture or of the Debentures (except in respect of the due certification thereof and any other warranties implied by law) or as to the performance by the Corporation of its obligations under this Indenture and the Indenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or of the proceeds thereof.

2.8	Registration of Exchanges

(a)	Debentures may be exchanged for one or more Debentures in an equal aggregate principal amount upon surrender of the Debentures to be exchanged at the specified office of the Indenture Trustee; provided, however, that each Debenture issued in exchange for such original Debenture shall have a principal amount in an authorized denomination as provided for herein.

(b)	The Indenture Trustee may make a charge to reimburse itself for any stamp Taxes or governmental charges required to be paid and a reasonable charge for their services in connection therewith and a reasonable sum per Debenture created and issued upon any exchange or transfer of Debentures effected by them. Payment of such charges will be made by the Person requesting the exchange or transfer as a condition precedent to such exchange or transfer.

2.9	Persons Entitled to Payment

(a)	Prior to due presentment for registration of transfer of any Debenture, the Corporation, the Indenture Trustee and any other Person, as the case may be, may treat the Person, as the case may be, in whose name any Debenture is registered in the applicable register (including in the case of a Global Debenture, the Depository or the nominee of such Depository in whose name such Global Debenture is registered) as the absolute and sole owner of such Debenture for all purposes including receiving payment of the principal of, premium, if any, interest or other amount on such Debenture, receiving any notice to be given to the Holder of such Debenture, and taking any Act of Holders with respect to such Debenture, whether or not any payment with respect to such Debenture shall be overdue, and none of the Corporation, the Indenture Trustee or any other Person, as the case may be, shall be affected by notice to the contrary.

(b)	Delivery of a Debenture to the Indenture Trustee by or on behalf of the Holder thereof shall, upon payment of such Debenture, be a valid discharge to the Corporation of all obligations evidenced by such Debenture. None of the Corporation, the Indenture Trustee or any other Person shall be bound to inquire into the title of any such Holder.

(c)	In the case of the death of one or more joint registered Holders of a Debenture, the principal of, premium, if any, interest and any other amounts on such Debenture may be paid to the survivor or survivors of such registered Holders whose receipt of such payment, accompanied by the delivery of such Debenture together with such other documents as the Corporation and the Indenture Trustee may require, shall constitute a valid discharge to the Corporation and the Indenture Trustee.

2.10	Payment of Principal and Interest on Definitive Debentures

(a)	Subject to redemption, repurchase or conversion pursuant to the terms hereof, as payments in respect of interest on the Debentures represented by the Definitive Debentures become due, interest payable on the Definitive Debentures on an Interest Payment Date will be payable by the Corporation to the Holders thereof in whose names the Debentures are registered at the close of business on the Regular Interest Record Date with respect to the applicable Interest Payment Date. The Corporation shall, as applicable:

(i)	deliver or cause to be delivered to the office of the Indenture Trustee at the Corporate Trust Office at or before 12:00 p.m. three Business Days before such Interest Payment Date, wire transfer for the amount of such payment payable on such Interest Payment Date to the order of the Indenture Trustee, and

(ii)	deliver or cause to be delivered to the office of the Indenture Trustee at the Corporate Trust Office at or before 12:00 p.m. on the Business Day before the Maturity Date, wire transfer for the amount of such payment payable on the Maturity Date to the order of the Indenture Trustee, for all amounts due in respect of such principal and/or interest on the Debentures represented by the Definitive Debentures to enable the Indenture Trustee, subject to the presentation and surrender of the Definitive Debenture in the case of any payment of principal, to forward or cause to be forwarded, by prepaid post, to the Holder in whose name any Definitive Debenture is registered at the close of business on the Regular Interest Record Date with respect to the applicable Interest Payment Date or the Maturity Date with respect to payments on Maturity, at his last address appearing on the relevant register, or in the case of joint Holders, to any (or all) Holder(s) whose name(s) appear(s) on such register, on the Interest Payment Date or Maturity Date, as the case may be, a cheque for such principal and/or interest (less any withholding or other Tax required by Applicable Law to be deducted) payable to the order of such Holder or Holders and negotiable at par. The forwarding of such funds by the Corporation to the Indenture Trustee shall satisfy and discharge the Corporation’s liability for payment of the principal and/or interest, as the case may be, on the Debentures to the extent of the sums represented thereby, plus the amount of any withholding or other Tax deducted as aforesaid, unless such cheque is not paid at par on presentation; provided that in the event of the non-receipt of such cheque by the Holder, or the loss or destruction thereof, the Indenture Trustee on being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it shall issue to such Holder a replacement cheque for the amount of such cheque. Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any principal and/or interest due on each Debenture in the manner provided above, the Corporation may make payment of such principal and/or interest or make such principal and/or interest available for payment in any other manner acceptable to the Indenture Trustee with the same effect as though payment had been made in the manner provided above.

(b)	If a Debenture or a portion thereof is called or presented for redemption, repurchase or conversion and the Redemption Date, Payment Date or Conversion Date, as the case may be, is subsequent to a Regular Interest Record Date but prior to the related Interest Payment Date, interest accrued on such Debenture will be paid upon presentation and surrender of such Debenture to the Corporate Trust Office up to but excluding the Redemption Date, the Payment Date or the Conversion Date, as the case may be.

(c)	Subject to the foregoing provisions of this section, each Debenture delivered upon the transfer of or in exchange for or in lieu of any other Debenture shall carry the rights to interest accrued and unpaid, and to accrue, that were carried by such other Debenture.

2.11	Book-Based System

(a)	The Debentures shall be issued as Book-Entry Only Debentures or, to the extent necessary or desirable to ensure compliance with the provisions of this Indenture relating to Definitive Debentures, as Definitive Debentures, and, in the case of Book-Entry Only Debentures, shall be represented by one or more fully-registered global security certificates in the form of the certificate set out in Schedule “A” hereto together with the legend provided for in section 2.11(b) (the “Global Debenture(s)”). The Global Debenture(s) shall be held by, or on behalf of, the Depository as depository of the Participants in the Book-Based System and shall be registered in the name of “CDS & Co.” (or such other name as the Depository may use from time to time as its nominee for the purposes of the Book-Based System).

(b)	The Global Debenture(s) shall bear a legend in substantially the following form subject to modification as required by the Depository:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO DHX MEDIA LTD. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

2.12	Payments of Principal and Interest for Book-Entry Only Debentures

Subject to section 3.7(e), section 3.10 and Article 5, as payments in respect of interest on the Debentures represented by the Global Debenture(s) become due, interest payable on the Global Debenture(s) on an Interest Payment Date will be payable by the Corporation to the Holder(s) thereof in whose names the Debentures are registered at the close of business on the Regular Interest Record Date with respect to the applicable Interest Payment Date. The Corporation shall, as applicable:

(a)	deliver or cause to be delivered to the office of the Indenture Trustee at the Corporate Trust Office at or before 12:00 p.m. three Business Days before such Interest Payment Date, a certified cheque negotiable at par or wire transfer for the amount of such payment payable on such Interest Payment Date to the order of the Indenture Trustee, and

(b)	deliver or cause to be delivered to the office of the Indenture Trustee at the Corporate Trust Office at or before 12:00 p.m. on the Business Day before the Maturity Date, a certified cheque negotiable at par or wire transfer for the amount of such payment payable on the Maturity Date to the order of the Indenture Trustee, for all amounts due in respect of such principal and/or interest on the Debentures represented by the Global Debenture(s) to enable the Indenture Trustee, subject to the presentation and surrender of the Global Debenture(s) in the case of any payment of principal, to forward or cause to be forwarded such funds to the Depository for credit by the Depository to Participants’ accounts. Neither the Corporation nor the Indenture Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing or supervising any records relating to such beneficial interests.

2.13	Rank and Subordination

The Debentures certified and issued under this Indenture rank pari passu with one another, in accordance with their tenor without discrimination, preference or priority and subordinate to all Senior Indebtedness. The payment of the principal of, premium, if any, and interest on the Debentures is expressly subordinated in right of payment to the prior payment in full of Senior Indebtedness to the extent provided in Article 8.

2.14	Register and Transfer

(a)	The Corporation shall cause to be kept by and at the principal office of the Indenture Trustee in the City of Toronto, Province of Ontario, a register, and in such other place or places by the Indenture Trustee, if any, as the Corporation with the approval of the Indenture Trustee may designate, branch registers, in which shall be entered the names and latest known addresses of the Debentureholders and the other particulars prescribed by Applicable Law of the Debentures held by them respectively and all transfers of Debentures. Such registration shall be noted on the Debentures by the Indenture Trustee. No transfer of a Debenture shall be effective as against the Corporation unless made on one of the appropriate registers by the registered Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Indenture Trustee, upon compliance with such requirements as the Indenture Trustee may prescribe, and unless such transfer shall have been duly noted on such Debenture by the Indenture Trustee.

(b)	With respect to Debentures issued as Book-Entry Only Debentures, the Corporation shall cause to be kept by and at the principal office of the Indenture Trustee in the City of Toronto, Province of Ontario, a central register in which shall be entered the name(s) and latest known address(es) of the Holder(s) of each Global Debenture (being the Depository, or its nominee, for such Global Debenture) and the other particulars prescribed by law of the Debentures held by it (them) and all transfers of Debentures. Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the holder thereof except in the following circumstances or as otherwise specified in a Board Resolution or Written Order:

(A)	the Global Debenture may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(B)	the Global Debenture may be transferred at any time after the Depository for such Global Debenture (1) has notified the Corporation that it is unwilling or unable to continue as Depository for such Global Debenture or (2) ceases to be eligible to be a Depository provided that at the time of such transfer the Corporation has not appointed a successor Depository for such Global Debenture;

(C)	the Global Debenture may be transferred at any time after the Corporation has determined, in its sole discretion, to terminate the Book-Based System in respect of such Global Debenture and has communicated such determination to the Indenture Trustee in writing;

(D)	the Global Debenture may be transferred at any time after the Indenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures issued as a Global Debenture, provided that Participants having received instructions from the Beneficial Holders holding not less than 25% of the aggregate principal amount of the Outstanding Debentures advise the Depository in writing that the continuation of the Book-Based System for the Debentures is no longer in the best interest of such Beneficial Holders and also provided that at the time of such transfer the Event of Default has not been waived pursuant to section 10.3;

(E)	the Global Debenture may be transferred if required by Applicable Law;

(F)	the Global Debenture may be transferred if the Book-Based System ceases to exist; or

(G)	upon the request of a Beneficial Holder to withdraw its Debentures from the Book-Based System.

2.15	Withholdings

(a)	Any payments made by or on behalf of the Corporation under or with respect to the Debentures will be made free and clear of and without withholding or deduction for or on account of any present or future Taxes, unless the Corporation or any other payor is required to withhold or deduct Taxes by Applicable Law or by the interpretation or administration thereof by the relevant Governmental Authority. If the Corporation is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Debentures, the Indenture Trustee, on behalf of the Corporation, will make such withholding or deduction as instructed by the Corporation and will remit on behalf of the Corporation the full amount withheld or deducted to the relevant Governmental Authority as and when required by Applicable Law and shall transfer the balance of the cash proceeds, if any, to the applicable Holder. For greater certainty, there is no obligation on the Corporation to gross-up or pay any additional amounts to a Holder in respect of such deductions or withholdings.

(b)	Within 90 days after the date the payment of any Taxes is due pursuant to Applicable Law, the Corporation will furnish to the Indenture Trustee copies of tax receipts evidencing such payment by the Indenture Trustee on behalf of the Corporation.

(c)	Where the Corporation is required by Applicable Law to withhold or deduct Taxes from any payment made on a conversion or on a redemption or repayment of the Debentures with Voting Shares or in any other circumstance where the Corporation is not making a cash payment to a Holder sufficient to satisfy the withholding required, the Indenture Trustee, on the Written Request of the Corporation but for the account of the Holder, shall facilitate the delivery of the number of Voting Shares indicated in such Written Request to the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradeable Voting Shares issued by the Corporation to the applicable Holder, such number of Freely Tradeable Voting Shares that is sufficient to yield net proceeds (after payment of all costs) to cover the amount of Taxes required to be withheld, and shall remit same on behalf of the Corporation to the relevant Governmental Authority as and when required by Applicable Law and shall transfer the balance of the cash proceeds, if any, to the applicable Holder.

(d)	Unless the Corporation provides the Trustee with an Officer’s Certificate that specifies that a non-Canadian resident Holder does not deal at arm’s length with the Corporation for the purposes of the Tax Act, the Trustee shall be entitled to assume that all non-Canadian resident Holders deal at arm’s length with the Corporation for the purposes of the Tax Act.

2.16	Cancellation of Debentures

(a)	All Debentures surrendered for payment of the final amount required to be paid thereon, that have been redeemed as contemplated by Article 3, that have been converted as contemplated by Article 4 or that have been surrendered to the Indenture Trustee for registration of exchange or transfer, shall be promptly cancelled by the Indenture Trustee on receipt and may not be reissued or resold. The Indenture Trustee shall, upon a written request from the Corporation, give prompt written notice to the Corporation of the particulars of any Debentures cancelled by it.

(b)	The Corporation shall deliver to the Indenture Trustee for cancellation any Debentures which the Corporation has purchased as provided for in this Indenture, and all such Debentures so delivered shall be cancelled by the Indenture Trustee.

(c)	All Debentures which have been cancelled by the Indenture Trustee shall be destroyed by the Indenture Trustee in accordance with its standard practices, and the Indenture Trustee shall, upon a written request from the Corporation, furnish to the Corporation a cancellation certificate setting forth the numbers and denominations of the Debentures so destroyed.

2.17	Mutilated, Lost, Stolen or Destroyed Debentures

(a)	If any Debenture has been mutilated or defaced or has or has been alleged to have been lost, stolen or destroyed, then, on application by the applicable Holder to the Indenture Trustee, the Corporation may, in its discretion, execute, and upon such execution the Indenture Trustee shall certify and deliver, a new Debenture of the same date and amount as the defaced, mutilated, lost, stolen or destroyed Debenture in exchange for and in place of the defaced or mutilated Debenture, and in lieu of and in substitution for the lost, stolen or destroyed Debenture. Notwithstanding the foregoing, no Debenture shall be delivered as a replacement for any Debenture which has been mutilated or defaced otherwise than upon surrender of the mutilated or defaced Debenture, and no Debenture shall be delivered as a replacement for any Debenture which has been lost, stolen or destroyed unless the applicant for the replacement Debenture has furnished to the Corporation and the Indenture Trustee evidence, satisfactory in form and substance to the Corporation and the Indenture Trustee, of its ownership of, and of such loss, theft or destruction of, such Debenture and has provided such a surety bond and indemnity to the Corporation and the Indenture Trustee in amount, form and substance satisfactory to each of them. Any instructions by the Corporation to the Indenture Trustee under this section shall include such indemnity for the protection of the Indenture Trustee as the Indenture Trustee may reasonably require.

(b)	If any mutilated, defaced, lost, stolen or destroyed Debenture has become or is about to become due and payable, the Corporation, in its discretion, may, instead of executing a replacement Debenture, pay to the Holder thereof the full amount outstanding on such mutilated, defaced, lost, stolen or destroyed Debenture.

(c)	Upon the issuance of a replacement Debenture, the Corporation may require the applicant for such replacement Debenture to pay a sum sufficient to cover any Tax or other governmental charge that may be imposed in relation to such issuance and any other reasonable expenses (including the fees and expenses of the Indenture Trustee and the Corporation) connected with such issuance.

(d)	Each replacement Debenture shall bear a unique serial number and be in a form otherwise identical to the Debenture it replaces and shall be entitled to the benefits of this Indenture to the same extent and in the same manner as the Debenture it replaces.

(e)	Unless the Corporation instructs otherwise, the Indenture Trustee shall, in accordance with its practice, destroy each mutilated or defaced Debenture surrendered to and cancelled by it and in respect of which a replacement Debenture has been delivered or moneys have been paid and shall, upon written request, furnish to the Corporation a certificate as to such cancellation specifying in numerical sequence the serial numbers of the Debentures so destroyed.

2.18	Access to Lists of Holders

(a)	The register of Debentureholders maintained by the Indenture Trustee will, during the regular business hours of the Indenture Trustee, be open for inspection by the Corporation.

(b)	If any Beneficial Holder or group of Beneficial Holders, or such one or more Holders as may be permitted by Applicable Law (in each case, the “Applicants”) apply to the Indenture Trustee (with a copy to the Corporation), then the Indenture Trustee, after having been funded and indemnified to its reasonable satisfaction by such Applicants for its related costs and expenses, shall afford or shall cause the Corporation to afford the Applicants access during normal business hours to the most recent list of Debentureholders within 10 Business Days after the receipt of such application by the Indenture Trustee. Such list shall be as of a date no more than 10 days (or such other date as may be mandated by Applicable Law) prior to the date of receipt of the Applicants’ request.

2.19	Currency Conversion

The Corporation authorizes the Indenture Trustee to convert or cause to be converted through an agent or Affiliate, the Canadian dollar cash payment on account of interest, premium, if any, or principal payable to a Debentureholder in respect of the Debentures, into U.S. dollars, at the rate of conversion available to the Indenture Trustee on the date the funds are converted, if the Debentureholder so provides a written direction to the Indenture Trustee requesting its receipt in U.S. dollars.  By providing the written request, the Debentureholder will have acknowledged and agreed that the exchange rate for one U.S. dollar expressed in Canadian dollars will be based on the exchange rate available to the Indenture Trustee on the date the funds are converted.  Debentureholders electing to have their payments paid in U.S. dollars will have further acknowledged and agreed that any change to the currency exchange rates of the United States or Canada will be at the sole risk of the Debentureholder.

2.20	Closing of Registers

Neither the Corporation nor the Indenture Trustee nor any registrar shall be required to:

(a)	make transfers or exchanges or convert any Debentures between the Regular Interest Record Date and the related Interest Payment Date;

(b)	make transfers or exchanges or convert any Debentures between the date of any selection of Debentures to be redeemed (as applicable) and the mailing of a Redemption Notice to the Holders thereof; or

(c)	make exchanges of Debentures which have been selected or called for redemption unless upon due presentation thereof for redemption, such Debentures are not redeemed.

Article 3
REDEMPTION, REPURCHASE AND CANCELLATION OF DEBENTURES

3.1	Optional Redemption of Debentures

(a)	Subject to section 3.10, the Debentures are not redeemable prior to September 30, 2020. The Corporation shall have the right at its option to redeem the Debentures, in whole at any time or in part from time to time, on or after September 30, 2020 on not more than 60 days’ and not less than 30 days’ prior written notice to the Holders, at a redemption price equal to the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date (the “Redemption Amount”), provided that the Current Market Price on the date on which the Redemption Notice is given exceeds 135% of the Conversion Price.

(b)	Concurrently with providing the Redemption Notice, the Corporation shall provide the Indenture Trustee with an Officer’s Certificate setting forth the details of any redemption contemplated by this section 3.1 (including the Current Market Price on the date on which the Redemption Notice is given, if applicable, and the eligibility and interest calculations, if necessary) which the Indenture Trustee may rely upon without any independent obligation to verify the accuracy of information set out therein.

3.2	Partial Redemption of Debentures

(a)	If less than all the Outstanding Debentures are to be redeemed pursuant to section 3.1, the Corporation shall, in each such case, at least 15 days before the date upon which the Redemption Notice is to be given, notify the Indenture Trustee by a Written Order of its intention to redeem such Debentures and of the aggregate principal amount of Debentures to be redeemed. At any time prior to the date upon which the Redemption Notice is to be given, the Corporation may revoke such Written Order by delivering a second Written Order to the Indenture Trustee stating that the Corporation no longer intends to make a partial redemption of the Debentures.

(b)	The Debentures to be so redeemed shall:

(i)	in the case of Book-Entry Only Debentures, be redeemed to the nearest multiple of $1,000 in accordance with the principal amount of the Outstanding Debentures; or

(ii)	in the case of Definitive Debentures, be selected by the Indenture Trustee (A) on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each Holder, or (B) in such other manner as the Indenture Trustee may deem equitable.

(c)	Debentures in denominations in excess of $1,000 may be selected and called for redemption in part only (such part being $1,000 or an integral multiple thereof) and, unless the context otherwise requires, references to Debentures in this Article 3 shall be deemed to include any such part of the principal amount of Debentures which shall have been so selected and called for redemption. The Holder of any Debenture called for redemption in part only, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such Holder, a replacement Debenture for and evidencing the same obligation as the unredeemed part of the Debenture so surrendered, and the Indenture Trustee shall certify and deliver such replacement Debenture upon receipt of the Debenture so surrendered.

3.3	Places of Payment

The Redemption Amount will be payable promptly upon presentation and surrender of the Debentures called for redemption at the Corporate Trust Office or at any other places specified in the Redemption Notice.

3.4	Notice of Redemption

Notice of redemption of the Debentures (the “Redemption Notice”) shall be given by the Corporation to the Indenture Trustee and Holders in the form set forth in Schedule “B” hereof and in the manner provided in sections 16.2 and 16.3. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Amount relating thereto, the Redemption Date, the places of payment and any right of the Holders to convert such Debentures as provided in Article 4 and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date.

3.5	Debentures Due on Redemption Date

Upon a Redemption Notice being given in accordance with section 3.4, the Redemption Amount shall be and become due and payable on the Redemption Date specified in such Redemption Notice and with the same effect as if it were the Maturity Date of such Debentures, the provisions hereof or of any such Debentures notwithstanding, and, from and after such Redemption Date, interest shall cease to accrue, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Debentures at any of the places specified in section 3.4 on or after the Redemption Date.

3.6	Deposit of Redemption Moneys

Upon the Debentures being called for redemption as provided for in section 3.4, but subject to section 3.7, the Corporation shall deposit by wire transfer with the Indenture Trustee or for the account of the Indenture Trustee, at or before 12:00 p.m. (Toronto time) one Business Day prior to the Redemption Date specified in the Redemption Notice, such sums as are sufficient to pay the Redemption Amount of the Debentures. From the sums so deposited, the Indenture Trustee shall pay or cause to be paid to the Holders, upon surrender of the Debentures, the Redemption Amount thereof.

3.7	Right to Repay Principal Amount in Voting Shares on Redemption

(a)	Provided that the Corporation is entitled to redeem the Debentures pursuant to section 3.1 and that no Event of Default shall have occurred and be continuing, the Corporation, subject to receiving all applicable regulatory approvals, shall have the right, in respect of a Redemption Date, to elect to satisfy its obligation to pay the principal amount of the Debentures which are to be redeemed, in whole or in part, by issuing and delivering to Holders on the Redemption Date, for each $1,000 principal amount of Debentures, that number of fully paid and non-assessable Freely Tradeable Voting Shares obtained by dividing such principal amount by 95% of the Current Market Price of the Voting Shares on the Redemption Date (the “Share Redemption Right”).

(b)	The Corporation shall exercise the Share Redemption Right by so specifying in the Redemption Notice not less than 30 days’ and not more than 60 days’ prior to the Redemption Date.

(c)	Prior to the issuance of Voting Shares pursuant to section 3.7(a), the Indenture Trustee will provide the Holders of Debentures with a Canadian Status Declaration in substantially the form of Schedule E and instructions with respect to its completion and transmission to the Indenture Trustee. Holders of Debentures who are Canadian and who deliver a completed Canadian Status Declaration prior to the Redemption Date will receive Common Voting Shares, and Holders who are not Canadian, or who do not deliver a completed Canadian Status Declaration prior to the Redemption Date, will receive Variable Voting Shares. Notwithstanding any other provision of this Indenture, in the case of Global Debentures, Canadian Status Declarations may be delivered in accordance with the Applicable Procedures.

(d)	The Corporation’s right to exercise the Share Redemption Right shall be conditional upon the following conditions being met on the Business Day preceding the Redemption Date:

(i)	the Voting Shares to be issued on exercise of the Share Redemption Right shall be issued from treasury of the Corporation and shall be fully paid and non-assessable Freely Tradeable Voting Shares free from any Security or adverse claim;

(ii)	the listing or quoting of such additional Voting Shares on each Recognized Stock Exchange on which such class of Voting Shares is then listed;

(iii)	the Corporation being a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in the provinces and territories of Canada in which the Corporation is a reporting issuer;

(iv)	no Event of Default shall have occurred and be continuing;

(v)	the receipt by the Indenture Trustee of an Officer’s Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Voting Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Voting Shares on the Redemption Date; and

(vi)	the receipt by the Indenture Trustee of an Opinion of Counsel to the effect that such Voting Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Amount of the Debentures Outstanding, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing or no default issued by the relevant securities regulatory authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces and territories where such certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Redemption Date, the Corporation shall pay in cash the Redemption Amount that would otherwise have been satisfied in Voting Shares, unless such Debentureholder waives the conditions which are not satisfied or extends the time by which the Corporation is to satisfy such conditions.

(e)	In the event that the Corporation exercises its Share Redemption Right in whole or in part, the Corporation shall, on the Redemption Date, deliver or cause to be delivered to the Indenture Trustee, for delivery to and on account of the Holders, certificate(s) or other evidence of ownership representing the Freely Tradeable Voting Shares to which such Holders are entitled and a wire transfer representing accrued and unpaid interest up to, but excluding, the Redemption Date. In addition, in the event that the Corporation exercises its Share Redemption Right in part, the Corporation shall, on the Redemption Date, deliver or cause to be delivered to the Indenture Trustee for delivery to and on account of the Holders, funds (by way of wire transfer) equal to the portion of the Redemption Amount in respect of which the Share Redemption Right was not exercised. Upon presentation and surrender of the Debentures being redeemed (or such other documents as the Indenture Trustee may require in lieu thereof) by a Holder at the Corporate Trust Office or any other place specified in the Redemption Notice, the Indenture Trustee shall deliver the certificate(s) or other evidence of ownership representing such Voting Shares, the certificate(s) or other evidence of ownership representing the principal amount of Debentures not being redeemed, if any, and a cheque or wire transfer representing the accrued and unpaid interest, the principal amount of Debentures being redeemed in cash, if any, and the cash equivalent representing the value of fractional shares, if any.

(f)	No fractional Voting Shares shall be delivered upon the exercise of the Share Redemption Right but, in lieu thereof, if such a fraction would otherwise become issuable, the Corporation shall instead pay to the Indenture Trustee for the account of the Holders, at the time contemplated in section (e), the cash equivalent thereof determined on the basis of the Current Market Price of the Voting Shares on the Redemption Date.

(g)	A Holder shall be treated as the shareholder of record of the Voting Shares issued on due exercise by the Corporation of its Share Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including stock dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Indenture Trustee receives the same, it shall hold the same under gratuitous deposit for the benefit of such Holder.

(h)	The Corporation shall at all times reserve and keep available out of its authorized Voting Shares (if the number thereof becomes limited) solely for the purpose of issue and delivery upon the exercise of the Share Redemption Right as provided herein, and shall issue to Debentureholders to whom Voting Shares will be issued pursuant to the exercise of the Share Redemption Right, such number of Voting Shares as shall be issuable in such event.

(i)	The Corporation shall comply with all Applicable Securities Laws regulating the issue and delivery of Freely Tradeable Voting Shares upon exercise of the Share Redemption Right, shall obtain any regulatory approval in respect thereof as may be required pursuant to Applicable Securities Laws and shall cause to be listed and posted for trading such Voting Shares on each Recognized Stock Exchange.

(j)	If the Corporation elects to satisfy its obligation to pay the principal amount comprising the Redemption Amount by issuing Voting Shares in accordance with this section 3.7 and if the Redemption Amount (or any portion thereof) to which a Holder is entitled is subject to withholding Taxes, the Indenture Trustee, on the Written Request of the Corporation but for the account of the Holder, shall facilitate the delivery of the number of Voting Shares indicated in such Written Request to the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradeable Voting Shares issued by the Corporation to satisfy the Redemption Amount, such number of Freely Tradeable Voting Shares that together with the cash payment of the Redemption Price, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of Taxes required to be withheld, and shall remit same on behalf of the Corporation to the relevant Governmental Authority as and when required by Applicable Law and shall transfer the balance of the cash proceeds, if any, to the applicable Holder.

3.8	Restriction on Share Redemption Right

The Company shall not, directly or indirectly (through a subsidiary or otherwise) undertake or announce any rights offering, issuance of securities, subdivision of the Voting Shares, dividend or other distribution on the Voting Shares or any other securities, capital reorganization, reclassification or any similar type of transaction in which:

(a)	the number of securities to be issued;

(b)	the price at which securities are to be issued, converted or exchanged; or

(c)	any property or cash that is to be distributed or allocated,

is in whole or in part based upon, determined in reference to, related to or a function of, directly or indirectly, (i) the exercise or potential exercise of the Share Redemption Right, or (ii) the Current Market Price determined in connection with the exercise or potential exercise of the Share Redemption Right.

3.9	Purchase of Debentures

(a)	Provided that no Event of Default has occurred and is continuing, the Corporation may purchase all or any of the Debentures in the open market (which shall include purchase from or through an investment dealer or a firm holding membership on a Recognized Stock Exchange) or by tender or by private contract at any price, subject to compliance with Applicable Securities Laws. If an Event of Default has occurred and is continuing, the Corporation may purchase all or any of the Debentures as aforesaid with the exception of by private contract.

(b)	If, upon an invitation for tenders, more Debentures are tendered at the same lowest price than the Corporation is prepared to accept, the Debentures to be purchased by the Corporation will be selected by the Indenture Trustee on a pro rata basis or in such other manner consented to by the TSX (or any other stock exchange on which the Debentures may be listed, if any) which the Indenture Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. The Holder of any Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such Holder, a replacement Debenture for and evidencing the same obligation as the unpurchased part of the Debenture so surrendered and the Indenture Trustee shall certify and deliver such replacement Debenture upon receipt of the Debenture so surrendered. The Depository shall make notations on the Global Debenture of the principal amount so purchased.

3.10	Repurchase of Debentures upon a Change of Control

(a)	Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this section 3.10, the Corporation shall be obligated to offer to purchase all the Debentures then Outstanding. The terms and conditions of such obligation are set forth as follows:

(i)	Within 30 days following the occurrence of a Change of Control, the Corporation shall deliver to the Indenture Trustee a notice in writing stating that there has been a Change of Control and specifying the date on which such Change of Control occurred and the circumstances or events giving rise to such Change of Control (a “Change of Control Notice”) together with an offer in writing (the “Offer to Purchase”) to purchase all of the Debentures then Outstanding from the Holders thereof at a price per Debenture equal to 100% of the principal amount thereof together with accrued and unpaid interest thereon (if any) up to but excluding the Payment Date (as defined below) (the “Offer Price”). The Indenture Trustee will promptly thereafter deliver the Offer to Purchase to the Holders of all Debentures then Outstanding at their addresses appearing in the registers of Holders maintained by the Indenture Trustee.

(ii)	The Offer to Purchase shall specify:

(A)	the Offer Price for the Debentures;

(B)	the date (the “Expiry Date”) and time (the “Expiry Time”) on which the Offer to Purchase shall expire, which date and time shall not, unless otherwise required by Applicable Securities Law, be earlier than the close of business on the 35th day and not later than the close of business on the 60th day following the date on which the Offer to Purchase is delivered or mailed by the Corporation to the Indenture Trustee;

(C)	that the Offer to Purchase may be accepted by the Debentureholders by tendering the Debentures so held by them to the Indenture Trustee at the Corporate Trust Office or such other address specified in the Offer to Purchase prior to the Expiry Time together with the acceptance notice (the “Acceptance Notice”) in form and substance acceptable to the Corporation and the Indenture Trustee;

(D)	that Debentureholders may accept the Offer to Purchase in respect of all or a portion (in a minimum amount of $1,000 principal amount and multiples thereof) of their Debentures;

(E)	a date (the “Payment Date”) no later than the third Business Day following the Expiry Date on which the Corporation shall take up and pay for all the Debentures duly tendered in acceptance of the Offer to Purchase; and

(F)	that Holders will be entitled to withdraw their election if the Indenture Trustee receives, not later than the Expiry Time, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Debentures delivered for purchase and a statement that such Holder is withdrawing his election to have such Debentures purchased.

If any of the Debentures are in the form of Global Debentures, then the Corporation shall modify such notice to the extent necessary to accord with the applicable procedures of the Book-Based System relating to the purchase of the Book-Entry Only Debentures.

(iii)	The Corporation shall deposit with the Indenture Trustee by wire transfer, on or before 12:00 p.m. (Toronto time) one Business Day prior to the Payment Date, an amount of money sufficient to pay the aggregate Offer Price in respect of all Debentures duly tendered to the Offer to Purchase (less any Taxes required to be withheld or deducted in accordance with Applicable Law). On the Payment Date, the Corporation shall (A) accept for payment Debentures or portions thereof duly tendered pursuant to the Offer to Purchase, and (B) deliver, or cause to be delivered, to the Indenture Trustee an Officer’s Certificate specifying the Debentures or portions thereof accepted for payment by the Corporation. The Indenture Trustee will pay the Offer Price to the Holders of the Debentures in the respective amounts to which they are entitled in accordance with the Offer to Purchase as aforesaid.

(b)	If Holders of 90% or more of the aggregate principal amount of Debentures Outstanding on the date the Corporation delivers the Offer to Purchase to the Indenture Trustee accept the Offer to Purchase, the Corporation shall have the right (the “90% Redemption Right”), upon written notice (the “90% Redemption Right Notice”) provided to the Indenture Trustee within 10 days following the Payment Date, to elect to redeem all the Debentures remaining Outstanding at the Offer Price and on the other terms and conditions provided herein. Upon receipt of such notice by the Indenture Trustee, the Indenture Trustee shall promptly provide written notice to each Holder of Debentures then Outstanding (other than those that have accepted the Offer to Purchase) that:

(i)	the Corporation has exercised the 90% Redemption Right and is purchasing all Outstanding Debentures effective as at the Payment Date at the Offer Price;

(ii)	such Holder must surrender its Debentures to the Indenture Trustee within 10 days after the sending of such notice; and

(iii)	the rights of such Holder under the terms of the Debentures and this Indenture shall cease effective as of the Payment Date provided the Corporation has, before the date on which the Corporation delivers the 90% Redemption Notice to the Indenture Trustee, paid the aggregate Offer Price in respect of all Debentures to be redeemed pursuant to the 90% Redemption Right (less any Taxes required to be withheld or deducted in accordance with Applicable Law) to, or to the order of, the Indenture Trustee and thereafter such Holder’s Debentures shall not be considered to be Outstanding and such Holder shall not have any rights hereunder except to receive such Offer Price to which such Holder is entitled upon surrender and delivery of such Holder’s Debentures in accordance with the Indenture.

The Corporation shall, on or before 12:00 p.m. (Toronto time) on the Business Day immediately prior to the date the Corporation delivers the 90% Redemption Right Notice, pay to the Indenture Trustee by wire transfer or such other means as may be acceptable to the Indenture Trustee, an amount of money sufficient to pay the aggregate Offer Price in respect of all Debentures to be redeemed pursuant to the 90% Redemption Right (less any Taxes required to be withheld or deducted in accordance with Applicable Law). The Indenture Trustee, on behalf of the Corporation, will pay the Offer Price to the Holders of Debentures in the respective amounts to which they are entitled in accordance with the exercise of the 90% Redemption Right as aforesaid upon surrender and delivery of such Holders’ Debentures.

(c)	The Debentures in respect of which the Corporation has made payment to the Indenture Trustee in accordance with the terms of sections 3.10(a) and 3.10(b) (or the portion thereof tendered in acceptance of the Offer to Purchase) shall thereafter no longer be considered to be Outstanding under this Indenture. The Corporation shall also deposit with the Indenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Indenture Trustee in connection with the Offer to Purchase and the exercise of the 90% Redemption Right if applicable. All Debentures in respect of which payment of the Offer Price has been so made shall be cancelled by the Indenture Trustee.

(d)	In the event only a portion of the principal amount of a Debenture is tendered by a Holder thereof in acceptance of the Offer to Purchase, the Corporation shall execute and deliver to the Indenture Trustee and the Indenture Trustee shall certify and deliver to the Holder, without charge to such Holder, certificate(s) or other evidence of ownership representing the principal amount of the Debenture not so tendered in acceptance of the Offer to Purchase.

(e)	In addition to the requirements of section 3.10(a) in respect of a Change of Control and subject to regulatory approval, the following provisions shall apply in respect of the occurrence of a Cash Change of Control occurring on or before the Maturity Date:

(i)	During the period beginning 10 Trading Days before the anticipated date on which the Cash Change of Control becomes effective (the “Effective Date”) and ending 30 days after the Corporation delivers to the Indenture Trustee the Change of Control Notice and the Offer to Purchase in accordance with section 3.10(a)(i) (the “Cash Change of Control Conversion Period”), Holders will be entitled to convert their Debentures, in whole or in part, to Voting Shares at a new conversion price (the “Cash Change of Control Conversion Price”), which shall be calculated in accordance with the following formula:

CCOCCP = OCP / (1 + (CP x (c/t)), where:

CCOCCP is the Cash Change of Control Conversion Price;

OCP = the Conversion Price in effect on the Effective Date;

CP = 40%

c = the number of days, if any, from and including the Effective Date to, but excluding, September 30, 2020; and

t = the number of days from and including the date hereof to, but excluding, September 30, 2020.

In the event that the Cash Change of Control Conversion Price calculated in accordance with the formula above is less than any regulatory permitted discount to market price, the Cash Change of Control Conversion Price shall be deemed to be that implied by the maximum permitted discount to market price.

(ii)	Notwithstanding the foregoing, if the Conversion Date of any Debentures occurs during the period beginning on the 10th Trading Day prior to the Effective Date and ending at the close of business on the Effective Date, the Holders of such Debentures shall, on conversion of their Debentures, only be entitled to receive that number of Voting Shares resulting from the Cash Change of Control Conversion Price in excess of the number of Voting Shares to which they would otherwise have been entitled to receive (the “Base Shares”) at the Conversion Price that would then have been in effect but for the Cash Change of Control (such excess number of Voting Shares being the “Make-Whole Premium Shares”) on the Business Day immediately following the Effective Date and, for greater certainty, only if the Change of Control occurs. The Base Shares shall be issued in accordance with the terms of this Indenture applicable to a conversion of Debentures otherwise than during the Cash Change of Control Conversion Period, including at the then applicable Conversion Price.

(iii)	The Make-Whole Premium Shares shall be deemed to have been issued upon conversion of Debentures on the Business Day immediately following the Effective Date. Article 6 shall apply to such conversion and, for greater certainty, the former Holders of Debentures in respect of which the Make-Whole Premium Shares are issuable shall, in the case of a Capital Reorganization, be entitled to receive and shall accept, in lieu of the Make-Whole Premium Shares, the number of shares or other securities or property of the Corporation or of the Person or other entity resulting from the transaction that constitutes the Cash Change of Control that such Holders would have been entitled to receive if such Holders had been the registered holders of the applicable number of Make-Whole Premium Shares on the Effective Date.

(iv)	Except as otherwise provided in this section 3.10(e), all other provisions of this Indenture applicable to a conversion of Debentures shall apply to a conversion of Debentures during the Cash Change of Control Conversion Period.

(f)	The Corporation will comply with all Applicable Securities Laws in the event that the Corporation is required to repurchase the Debentures pursuant to an Offer to Purchase in connection with a Change of Control and the Corporation’s obligations hereunder shall be subject to the requirements of all Applicable Securities Laws.

3.11	Cancellation of Redeemed, Purchased or Repurchased Debentures

All Debentures redeemed, purchased or repurchased in whole or in part pursuant to this Article 3 shall be forthwith delivered to and cancelled by the Indenture Trustee and may not be reissued or resold and no Debentures shall be issued in substitution therefor.

Article 4
CONVERSION

4.1	Conversion Right

(a)	Each Holder shall have the right at any time after the Issue Date and prior to the close of business on the earliest of (i) the Business Day immediately preceding the Maturity Date or, (ii) if called for redemption under section 3.4, the Business Day immediately preceding the Redemption Date, or (iii) if called for repurchase pursuant to section 3.10, the Business Day immediately preceding the Payment Date, at his option to convert each $1,000 principal amount of his Debentures into that number of Voting Shares equal to the Conversion Number, all on the terms and subject to the conditions provided in this Article 4.

(b)	The Holder of a Debenture desiring to convert such Debenture in whole or in part into Voting Shares shall surrender such Debenture to the Indenture Trustee at its principal office in Toronto, Ontario together with (i) the conversion notice in the form attached hereto as Schedule “C” (the “Conversion Notice”) (with a copy to the Corporation) and (ii) a Canadian Status Declaration form, substantially in the form of Schedule E attached hereto, duly completed and executed by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Indenture Trustee, exercising his right to convert such Debenture in accordance with the provisions of this Article; provided that with respect to a Global Debenture, the obligation to surrender a Debenture to the Indenture Trustee shall be satisfied if the Indenture Trustee makes notation on the Global Debenture of the principal amount thereof so converted and the Indenture Trustee is provided with all other documentation which it may reasonably request. Thereupon, to the extent that the Corporation has not exercised its option under section 4.1(c) to make a cash payment in lieu of issuing Voting Shares to such Debentureholder pursuant to such Conversion Notice, such Debentureholder or, subject to payment of all applicable stamp or security transfer Taxes or other governmental charges and compliance with all reasonable requirements of the Indenture Trustee, his nominee(s) or assignee(s) shall be entitled to be entered in the books of the Corporation immediately after the close of business on the Conversion Date (or such later date as is specified in section 4.1(d)) as the holder of the number of Voting Shares into which such Debenture is convertible in accordance with the provisions of this Article. Holders of Debentures who are Canadian and who deliver a completed Canadian Status Declaration concurrently with such Holder's Conversion Notice will receive Common Voting Shares, and Holders who are not Canadian will receive Variable Voting Shares upon any such conversion. Completing and delivering a Canadian Status Declaration is a condition of the conversion of the Debentures. If no Canadian Status Declaration is completed and delivered to the Corporation together with the Conversion Notice then the Conversion Notice shall be null and void. The Corporation shall deliver or cause to be delivered to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), as soon as practicable after the Conversion Date, certificate(s) or other evidence of ownership representing such Voting Shares and make or cause to be made any payment of interest to which such Holder is entitled in accordance with section 4.1(g) hereof. In the event a cash payment is made pursuant to section 4.1(c), the entitlement to Voting Shares will be reduced accordingly.

(c)	The Corporation may, at its option, elect from time to time to satisfy its obligations in whole or in part, to issue and deliver Voting Shares upon any conversion of Debentures by payment in cash (or a combination of cash and Voting Shares) unless the Debentureholder has expressly indicated in the Conversion Notice that it does not wish to receive cash in lieu of such Voting Shares. If the Corporation elects to settle the conversion right applicable in respect of all or any portion of the principal amount of the Debentures (the “Elected Amount”) in cash (the “Cash Payment Election”), the Corporation shall deliver to the Holder an amount in cash as soon as practicable thereafter equal to the Current Market Price of the Voting Shares on the date on which the Conversion Notice is given by the Holder to the Corporation multiplied by the number of Voting Shares into which the Elected Amount would then be convertible, together with certificate(s) or other evidence of ownership representing that number of Voting Shares as would otherwise be issuable in respect of the balance of the principal amount of the Debentures. At any time the Corporation makes a Cash Payment Election in respect of only a part of the Debentures which are the subject of a Conversion Notice provided to the Indenture Trustee pursuant to section 4.1(b), the Corporation shall, to the extent the relevant Debentureholder has agreed to a cash settlement, make the required payment in cash on a pro rata basis among each $1,000 principal amount of such Debentures. If the Corporation has made a Cash Payment Election, a Beneficial Holder that desires to convert its Debentures and is willing to accept cash (or a combination of cash and Voting Shares) will be required, in accordance with the policies and procedures of its broker(s) and the Depository, to withdraw its Debentures from the Book-Based System and obtain a Definitive Debenture (and, in this regard, the Corporation and the Indenture Trustee will act in a commercially reasonable manner in accordance with their typical administrative practices to cause such Definitive Debenture certificate to be issued), and follow the procedure for conversion as a registered holder.

(d)	For the purposes of this Article 4, a Debenture shall be deemed to be surrendered for conversion on the date (the “Conversion Date”) on which it is so surrendered in accordance with the provisions of this Article or, in the case of a Global Debenture, on the date on which the Indenture Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Indenture Trustee at its principal office in Toronto, Ontario.

(e)	Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such part.

(f)	Upon a Holder of any Debenture exercising the right of conversion in respect of only a part of the Debenture and surrendering such Debenture to the Indenture Trustee in accordance with section 4.1(b), the Indenture Trustee shall cancel the same and shall without charge forthwith certify and deliver to the Holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, with respect to a Global Debenture, the Indenture Trustee shall make notations on the Global Debenture of the principal amount thereof so converted.

(g)	The Holder of a Debenture surrendered for conversion in accordance with this section 4.1 shall be entitled to receive accrued and unpaid interest in respect thereof from and including the most recent Interest Payment Date to which interest has been paid to, but not including, the Conversion Date of such Debenture (less applicable withholding Taxes, if any) and the Voting Shares issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of shareholders of record on and after the close of business on the Conversion Date or such later date as such holder shall become the holder of record of such Voting Shares, from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Voting Shares.

4.2	Fractional Shares

No fractional Voting Shares shall be delivered upon the conversion of Debentures but, in lieu thereof, if such fraction would otherwise have become issuable, the Corporation shall instead pay to the Holders, or to the Indenture Trustee on account of the Holders if necessary, at the time contemplated in section 4.1(b) or section 4.1(c), as the case may be, the cash equivalent thereof determined on the basis of the Current Market Price of the Voting Shares on the Conversion Date.

4.3	Relating to the Issue of Voting Shares

(a)	Subject to section 3.10(e)(iii), a Holder shall be treated as the shareholder of record of the Voting Shares issued on due conversion of his Debentures and the issuance of Common Voting Shares or Variable Voting Shares, as applicable, shall be deemed to have occurred, for all purposes, effective immediately after the close of business on the Conversion Date; such Holder shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including stock dividends and dividends or distributions in kind) thereon and arising thereafter and in the event that the Indenture Trustee receives the same, it shall hold the same under gratuitous deposit for the benefit of such Holder.

(b)	The Corporation shall at all times reserve and keep available out of its authorized Voting Shares (if the number thereof is or becomes limited) solely for the purpose of issue and delivery upon the conversion of Debentures, and shall issue to Debentureholders who may exercise their conversion rights hereunder such number of Voting Shares (including any Make-Whole Premium Shares) as shall be issuable in such events.

(c)	The Corporation shall comply with all Applicable Securities Laws regulating the issue and delivery of Freely Tradeable Voting Shares upon conversion of Debentures, shall obtain any regulatory approval in respect thereof as may be required pursuant to Applicable Securities Laws and shall cause to be listed and posted for trading such Voting Shares on each Recognized Stock Exchange.

Article 5
MATURITY

5.1	Payment of Principal and Interest at Maturity

On the Maturity Date, the Corporation shall pay to the Debentureholders all the principal of the Debentures and all accrued and unpaid interest thereon, up to but excluding the Maturity Date. Subject to section 5.2, payment of principal and accrued and unpaid interest shall be made in cash, by cheque or wire transfer to the Holders in the manner contemplated by section 2.10 or 2.12, as the case may be.

5.2	Right to Repay Principal Amount in Voting Shares at Maturity Date

(a)	The Corporation may, at its option and subject to receiving all applicable regulatory approvals, elect to satisfy its obligation to repay on the Maturity Date the principal amount, in whole or in part, of the Debentures by delivering to the Holders and the Indenture Trustee not less than 30 days and not more than 60 days prior to the Maturity Date a maturity notice in the form of Schedule “D” (the “Maturity Notice”) and, on the Maturity Date, for each $1,000 principal amount of Debentures, by issuing and delivering to Holders that number of fully paid and non-assessable Freely Tradeable Voting Shares obtained by dividing each $1,000 principal amount of Debentures by 95% of the Current Market Price of the Voting Shares on the Maturity Date (the “Share Repayment Right”).

(b)	The Corporation shall be required to provide the Maturity Notice only if it elects to exercise the Share Repayment Right.

(c)	Prior to the issuance of Voting Shares pursuant to section 5.2(a), the Indenture Trustee will provide the Holders of Debentures with a Canadian Status Declaration in substantially the form of Schedule E and instructions with respect to its completion and transmission to the Indenture Trustee. Holders of Debentures who are Canadian and who deliver a completed Canadian Status Declaration prior to the Maturity Date will receive Common Voting Shares, and Holders who are not Canadian, or who do not deliver a completed Canadian Status Declaration prior to the Maturity Date, will receive Variable Voting Shares. Notwithstanding any other provision of this Indenture, in the case of Global Debentures, Canadian Status Declarations may be delivered in accordance with the Applicable Procedures.

(d)	The Corporation’s right to exercise the Share Repayment Right shall be conditional upon the following conditions being met on the Business Day immediately preceding the Maturity Date:

(i)	the Voting Shares to be issued on exercise of the Share Repayment Right shall be issued from treasury of the Corporation and shall be fully paid and non-assessable Freely Tradeable Voting Shares and free from any Security or adverse claim;

(ii)	the listing or quoting of such additional Voting Shares on each Recognized Stock Exchange on which such class of Voting Shares is then listed;

(iii)	the Corporation being a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in the provinces and territories of Canada in which the Corporation is a reporting issuer;

(iv)	no Event of Default shall have occurred and be continuing;

(v)	the receipt by the Indenture Trustee of an Officer’s Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Voting Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of Voting Shares on the Maturity Date; and

(vi)	the receipt by the Indenture Trustee of an Opinion of Counsel to the effect that such Voting Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the principal amount of the Debentures Outstanding, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities regulatory authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces and territories where such certificates are not issued.

If the foregoing conditions are not satisfied by the close of business on the Business Day preceding the Maturity Date, the Corporation shall pay in cash 100% of the principal amount of the Debentures that would otherwise have been satisfied in Voting Shares, unless the Debentureholder waives the conditions which are not satisfied or extends the time by which the Corporation is to satisfy such conditions.

(e)	In the event that the Corporation exercises its Share Repayment Right in whole or in part, the Corporation shall, on the Maturity Date, deliver or cause to be delivered to the Indenture Trustee for delivery to and on account of the Holders, certificate(s) or other evidence of ownership representing the Freely Tradeable Voting Shares to which such Holders are entitled and a cheque or wire transfer representing all of the accrued and unpaid interest up to but excluding the Maturity Date. In addition, in the event that the Corporation exercises its Share Repayment Right in part, the Corporation shall, on the Maturity Date, deliver or cause to be delivered to the Indenture Trustee for delivery to and on account of the Holders, a wire transfer representing the principal amount of Debentures in respect of which the Share Repayment Right was not exercised. Upon presentation and surrender of the Debentures (or such other documents as the Indenture Trustee may require in lieu thereof) by a Holder for payment at Maturity at the Corporate Trust Office or any other place specified in the Maturity Notice, the Indenture Trustee shall deliver the certificate(s) or other evidence of ownership representing such Voting Shares, a cheque or wire transfer representing the accrued and unpaid interest, the principal amount of Debentures being repaid in cash, if any, and the cash equivalent representing the value of fractional shares, if any.

(f)	No fractional Voting Shares shall be delivered upon the exercise of the Share Repayment Right but, in lieu thereof, if such a fraction would otherwise have become issuable, the Corporation shall pay to the Indenture Trustee for the account of the Holders, at the time contemplated in section 5.2(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Voting Shares on the Maturity Date.

(g)	A Holder shall be treated as the shareholder of record of the Voting Shares issued on due exercise by the Corporation of its Share Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including stock dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Indenture Trustee receives the same, it shall hold the same under gratuitous deposit for the benefit of such Holder.

(h)	The Corporation shall at all times reserve and keep available out of its authorized Voting Shares (if the number thereof is or becomes limited) solely for the purpose of issue and delivery upon the exercise of the Share Repayment Right as provided herein, and shall issue to Debentureholders to whom Voting Shares will be issued pursuant to the exercise of the Share Repayment Right, such number of Voting Shares as shall be issuable in such event.

(i)	The Corporation shall comply with all Applicable Securities Laws regulating the issue and delivery of Freely Tradeable Voting Shares upon exercise of the Share Repayment Right, shall obtain any regulatory approval in respect thereof as may be required pursuant to Applicable Securities Laws and shall cause to be listed and posted for trading such Voting Shares on each Recognized Stock Exchange.

(j)	If the Corporation elects to satisfy its obligation to pay the principal amount of the Debentures by issuing Voting Shares pursuant to the Share Repayment Right and the delivery of Voting Shares to which a Holder is entitled is subject to withholding Taxes, the Indenture Trustee, on the Written Request of the Corporation but for the account of the Holder, shall facilitate the delivery of the number of Voting Shares indicated in such Written Request to the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradeable Voting Shares issued by the Corporation for this purpose, such number of Freely Tradeable Voting Shares that together with the cash component of the amount due on maturity is sufficient to yield net proceeds (after payment of all costs) to cover the amount of Taxes required to be withheld, and shall remit same on behalf of the Corporation to the relevant Governmental Authority as and when required by Applicable Law and shall transfer the balance of the cash proceeds, if any, to the applicable Holder.

Article 6
ADJUSTMENTS

6.1	Adjustment of Conversion Price

The Conversion Price in effect at any date will be subject to adjustment from time to time without duplication in the events and in the manner provided as follows.

(a)	If and whenever at any time after the date hereof and prior to the Maturity Date, the Corporation:

(i)	subdivides its outstanding Voting Shares into a greater number of Voting Shares; or

(ii)	reduces, combines or consolidates its outstanding Voting Shares into a smaller number of Voting Shares; or

(iii)	issues Voting Shares to the holders of all or substantially all of the outstanding Voting Shares as a dividend, distribution or otherwise (other than an issue of Voting Shares in lieu of Dividends Paid in the Ordinary Course in the form of cash);

(any of such events in clauses (i), (ii) and (iii), being called a “Voting Share Reorganization”), then the Conversion Price will be adjusted, effective on the effective date or record date for the happening of a Voting Share Reorganization, as the case may be, at which the holders of Voting Shares are determined for the purpose of the Voting Share Reorganization, so that it shall equal the price determined by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction:

(A)	the numerator of which will be the total number of Voting Shares outstanding on such effective date or record date before giving effect to such Voting Share Reorganization, and

(B)	the denominator of which will be the total number of Voting Shares outstanding immediately after giving effect to such Voting Share Reorganization.

(b)	If and whenever at any time after the date hereof and prior to the Maturity Date, the Corporation fixes a record date for the issue of rights, options or warrants (other than in lieu of Dividends Paid in the Ordinary Course in the form of cash) to the holders of all or substantially all of the outstanding Voting Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (the “Rights Period”), to subscribe for or purchase Voting Shares or securities exchangeable for or convertible into Voting Shares at a price per share to the holder (or at an exchange price or conversion price per share to the holder in the case of securities exchangeable for or convertible into Voting Shares) which is less than 95% of the Current Market Price for the Voting Shares on such record date (any of such events being called a “Rights Offering”), then the Conversion Price will be adjusted effective immediately after the end of the Rights Period so that it shall equal the price determined by multiplying the Conversion Price in effect on the record date for the commencement of the Rights Offering by a fraction:

(i)	the numerator of which will be the aggregate of:

(A)	the total number of Voting Shares outstanding as of the record date for the commencement of the Rights Offering, and

(B)	a number determined by dividing (1) either, as the case may be, (x) the product of the number of Voting Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Voting Shares are offered for such issue or subscription, or (y) the product of the price or conversion price of such securities exchangeable for or convertible into Voting Shares (together with the exercise price of the rights, options or warrants) and the number of Voting Shares for or into which the exchangeable or convertible securities that are issued or subscribed for during the Rights Period may be exchanged or converted, by (2) the Current Market Price of the Voting Shares as of the record date for the commencement of the Rights Offering, and

(ii)	the denominator of which will be the number of Voting Shares outstanding on the record date for the commencement of the Rights Offering plus, as the case may be, (x) the number of Voting Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering, or (y) the number of Voting Shares issuable pursuant to such securities that are exchangeable for or convertible into Voting Shares, which exchangeable or convertible securities are actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering.

(c)	Any Debentureholder who has exercised the right to convert to Voting Shares in accordance with Article 4 during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period for the Rights Offering will, in addition to the Voting Shares to which that Holder would otherwise be entitled upon such conversion immediately prior to the record date, be entitled to that number of additional Voting Shares represented by the difference between (x) the number of Voting Shares receivable based on the Conversion Price determined at the end of the Rights Period pursuant to section 6.1(b), and (y) the number of Voting Shares receivable based on the Conversion Price applicable immediately prior to the record date for the Rights Offering; provided that the provisions of section 4.2 will be applicable to any fractional interest in a Voting Share to which such Holder might otherwise be entitled under the foregoing provisions of this section 6.1(c). Such additional Voting Shares will be deemed to have been issued to the Debentureholder immediately following the end of the Rights Period and certificate(s) or other evidence of ownership representing such additional Voting Shares will be delivered to such Holder within 15 Business Days following the end of the Rights Period.

(d)	If and whenever at any time after the date hereof and prior to the Maturity Date, the Corporation fixes a record date for the issue or the distribution to the holders of all or substantially all of the outstanding Voting Shares of (i) securities of the Corporation, including rights, options or warrants to acquire securities of the Corporation or any of its property or assets, including cash and evidences of Indebtedness; or (ii) any other property or assets, including cash and evidences of Indebtedness, and if such issuance or distribution does not constitute a Dividend Paid in the Ordinary Course, a Voting Share Reorganization, a Rights Offering or a distribution contemplated by section 6.1(f) (any of such non-excluded events being called a “Special Distribution”), then the Conversion Price will be adjusted effective immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction:

(i)	the numerator of which will be:

(A)	the product of the number of Voting Shares outstanding on such record date and the Current Market Price of the Voting Shares on such record date; less

(B)	the Fair Market Value (which Fair Market Value will be evidenced by an Officer’s Certificate delivered to the Indenture Trustee), to the holders of Voting Shares of such securities or property or other assets so issued or distributed in the Special Distribution; and

(ii)	the denominator of which will be the product of the number of Voting Shares outstanding on such record date and the Current Market Price of the Voting Shares on such record date.

To the extent that any Special Distribution is not so made, the Conversion Price will be readjusted effective immediately to the Conversion Price which would then be in effect based upon such securities or property or other assets as actually distributed.

(e)	If any issuer bid (other than an issuer bid made through the facilities of the TSX) made by the Corporation for all or any portion of Voting Shares shall expire, then, if the issuer bid shall require the payment to shareholders of consideration per Voting Share having a Fair Market Value which exceeds the Current Market Price per Voting Share on the last date (the “Expiration Date”) tenders could have been made pursuant to such issuer bid (as it may be amended) (the last time at which such tenders could have been made on the Expiration Date is hereinafter sometimes called the “Expiration Time”), then the Conversion Price will be adjusted effective immediately preceding the opening of business on the day following the Expiration Date so that it shall equal the amount determined by multiplying the Conversion Price in effect immediately preceding the close of business on the Expiration Date by a fraction:

(i)	the numerator of which will be the product of the number of Voting Shares outstanding (including Purchased Voting Shares (as defined below) but excluding (without duplication) any Voting Shares held in the treasury of the Corporation or any Subsidiary thereof) at the Expiration Time multiplied by the Current Market Price per Voting Share on the Expiration Date; and

(ii)	the denominator of which will be the sum of:

(A)	the Fair Market Value of the aggregate consideration (which Fair Market Value shall be evidenced by an Officer’s Certificate delivered to the Indenture Trustee) payable to shareholders based on the acceptance (up to any maximum specified in the terms of the issuer bid) of all Voting Shares validly tendered and not withdrawn as of the Expiration Time (the Voting Shares deemed so accepted, up to any such maximum, being referred to as the “Purchased Voting Shares”); and

(B)	the product of the number of Voting Shares outstanding (less any Purchased Voting Shares and excluding (without duplication) any Voting Shares held in the treasury of the Corporation or any Subsidiary thereof) at the Expiration Time and the Current Market Price per Voting Share on the Expiration Date.

In the event that the Corporation is obligated to purchase Voting Shares pursuant to any such issuer bid, but to the extent the Corporation is prevented by Applicable Law from effecting any or all such purchases or to the extent any or all such purchases are rescinded, the Conversion Price shall again be adjusted to be the Conversion Price which would have been in effect based upon the number of Voting Shares actually purchased, if any. If the application of this section 6.1(e) to any issuer bid would result in a decrease in the Conversion Price, no adjustment shall be made for such issuer bid under this section 6.1(e).

For purposes of this section 6.1(e), the term “issuer bid” shall mean an issuer bid (other than an issuer bid which is exempt from the requirements of Part 2 of NI 62-104) under Applicable Securities Law or a take-over bid (other than a take-over bid which is exempt from the requirements of Part 2 of the NI 62-104) under Applicable Securities Law by a Subsidiary of the Corporation for the Voting Shares and all references to “purchases” of Voting Shares in issuer bids (and all similar references) shall mean and include the purchase of Voting Shares in issuer bids and all references to “tendered Voting Shares” (and all similar references) shall mean and include Voting Shares tendered in issuer bids.

(f)	If and whenever at any time after the date hereof and prior to the Maturity Date, the Corporation shall fix a record date for the payment of a cash dividend or distribution to the holders of all or substantially all of the outstanding Voting Shares in excess of the Dividends Paid in the Ordinary Course, then the Conversion Price will be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction:

(i)	the numerator of which will be the Current Market Price per Voting Share on such record date minus the amount in cash per Voting Share distributed to holders of Voting Shares in excess of the Dividends Paid in the Ordinary Course; and

(ii)	the denominator of which will be the Current Market Price per Voting Share on such record date.

Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such cash dividend or distribution is not paid, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed.

Dividends Paid in the Ordinary Course will be adjusted in the same manner as the Conversion Price set forth under section 6.1 hereof, provided that no adjustment will be made to the amount of the Dividends Paid in the Ordinary Course for any adjustment made to the Conversion Price under this section 6.1(f).

(g)	If and whenever at any time after the date hereof and prior to the Maturity Date, there is a reclassification of the Voting Shares at any time outstanding or change of the Voting Shares into other shares or into other securities or other capital reorganization (other than a Voting Share Reorganization), or a consolidation, amalgamation or merger of, or an arrangement involving, the Corporation with or into any other corporation or other entity (other than a vertical amalgamation with one or more of its Wholly-Owned Subsidiaries pursuant to the Business Corporations Act (Ontario)), or a sale or conveyance of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity as a result of which the holders of Voting Shares are entitled to receive shares, other securities or other property, or a liquidation, dissolution or winding-up of the Corporation (any of such events being called a “Capital Reorganization”), any Holder who exercises the right to convert Debentures into Voting Shares pursuant to Debentures then held after the effective date of such Capital Reorganization will be entitled to receive, and will accept in lieu of the number of Voting Shares to which such Holder would otherwise have been entitled upon such conversion, the aggregate number of shares, other securities or other property which such Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the holder of the number of Voting Shares to which such Holder would otherwise have been entitled upon conversion. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 6 with respect to the rights and interests thereafter of Debentureholders to the end that the provisions set forth in this Article 6 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the conversion of any Debenture. Prior to or concurrent with effecting a Capital Reorganization, the Corporation or any such successor, purchasing or transferee corporation or entity, as the case may be, will enter into an indenture supplemental hereto approved by action of the Board of Directors and by the Indenture Trustee, which will set forth an appropriate adjustment to give effect to this section 6.1(g), in which event such adjustment will for all purposes be conclusively deemed to be an appropriate adjustment, subject to the prior written consent (to the extent required) of a Recognized Stock Exchange.

(h)	If the exercise, purchase or conversion price provided for in any rights, options, warrants or other securities exchangeable for or convertible into Voting Shares (the “Exercise Price”) referred to in sections 6.1(b) or 6.1(d) is decreased, the Conversion Price will forthwith be changed so as to decrease the Conversion Price to the Conversion Price that would have been obtained if the adjustment to the Conversion Price made under sections 6.1(b) or 6.1(d), as the case may be, with respect to such rights, options, warrants or other securities exchangeable for or convertible into Voting Shares had been made on the basis of the Exercise Price as so decreased, provided that the terms of this section 6.1(h) will not apply to any decrease in the Exercise Price resulting from terms in any such rights, options, warrants or convertible securities designed to prevent dilution except to the extent that the resulting decrease in the Conversion Price under this section 6.1(h) would be greater than the decrease, if any, in the Conversion Price to be made under the terms of this Article 6 by virtue of the occurrence of the event giving rise to such decrease in the Exercise Price.

(i)	In any case in which this section 6.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder of any Debenture converted after such record date and before the occurrence of such event the additional Voting Shares issuable upon such conversion by reason of the adjustment required by such event, provided, however, that the Corporation shall deliver to such Holder an appropriate instrument evidencing such Holder’s right to receive such additional Voting Shares upon the occurrence of such event and the right to receive any distributions made on such additional Voting Shares declared in favour of holders of record of Voting Shares on and after the date of conversion or such later date on which such Holder would, but for the provisions of this section 6.1(i), have become the holder of record of such additional Voting Shares.

6.2	Other Adjustment of Conversion Price

If the Corporation shall take any action affecting the Voting Shares, other than an action described in sections 6.1(a), 6.1(b), 6.1(d), 6.1(e), 6.1(f) or 6.1(h) but including an action under section 6.1(g), which results in a Holder being unable, for any period of time, to exercise conversion privileges that it would otherwise be permitted to exercise due to requirements necessary to ensure that the Debentures will be and will remain exempt from Canadian withholding Taxes, the Conversion Price may be adjusted in such manner and at such time, or such other adjustment to the conversion privilege may be made, as the Board of Directors determines to be equitable in the circumstances, subject to the prior written consent (to the extent required) of a Recognized Stock Exchange. Failure of the Board of Directors to take any such action shall be conclusive evidence that the Board of Directors has determined that it is equitable to make no adjustment in the circumstances.

6.3	Rules Regarding Calculation of Adjustment of Conversion Price

For the purposes of sections 6.1 and 6.2:

(a)	The adjustments are cumulative and will be computed to the nearest one-tenth of one cent and will be made successively (without duplication) whenever an event referred to therein occurs, subject to the following paragraphs of this section 6.3.

(b)	No adjustment in the Conversion Price will be required unless the cumulative effect of such adjustment would result in a change of at least 1% in the prevailing Conversion Price; provided, however, that any adjustments which, except for the provisions of this section 6.3(b) would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.

(c)	No adjustment in the Conversion Price will be required upon the issuance from time to time of Voting Shares upon conversion of the Debentures or pursuant to the Corporation’s past, existing or future stock option plans, long term incentive plan, deferred share unit plan or share purchase plan, or any dividend reinvestment plan, or any similar plan, if any, (including, for greater certainty, the Stock Option Plan, the ESP Plan, the PSU Plan and the DRIP), as such plans may be replaced, supplemented or further amended from time to time. In addition, for greater certainty, no adjustment in the Conversion Price will be required upon the distribution from time to time of Voting Shares by way of private placement to investors on a prospectus exempt basis, or by way of a prospectus which is made to the public in general.

(d)	No adjustment in the Conversion Price will be made in respect of sections 6.1(a)(iii), 6.1(b), 6.1(d), 6.1(e) or 6.1(f) if Debentureholders are entitled to participate in such event on the same terms, mutatis mutandis, as if they had converted their Debentures prior to or on the effective date or record date of such event. Any such participation will be subject to any required prior consent of a Recognized Stock Exchange.

(e)	If at any time a dispute arises with respect to adjustments provided for in section 6.1, such dispute will be conclusively determined, subject to any required consent of a Recognized Stock Exchange, by the Corporation’s auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be reasonably selected by action of the Board of Directors and any such determination will be binding upon the Corporation, the Indenture Trustee, the Debentureholders and shareholders of the Corporation; such auditors or accountants will be given access to all necessary records of the Corporation. If any such determination is made, the Corporation will deliver an Officer’s Certificate to the Indenture Trustee describing such determination, and the Indenture Trustee shall be entitled to act and rely upon such Officer’s Certificate.

(f)	If the Corporation sets a record date to determine the holders of Voting Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Conversion Price shall be made.

(g)	In the absence of a resolution of the Board of Directors fixing a record date for a Special Distribution or Rights Offering, the Corporation will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

(h)	For greater certainty, Debentureholders shall have no right to convert Debentures into any security other than Voting Shares unless an appropriate adjustment is made by and set forth in an indenture supplemental hereto.

6.4	Certificate as to Adjustment

The Corporation shall, from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in section 6.1 and 6.2, deliver an Officer’s Certificate to the Indenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, and the Indenture Trustee shall be entitled to act and rely upon such Officer’s Certificate. Such Officer’s Certificate and the amount of the adjustment specified therein shall be conclusive and binding on all parties in interest. Until such Officer’s Certificate is received by the Indenture Trustee, the Indenture Trustee may act and be protected in acting on the presumption that no adjustment has been made or is required. Except in respect of any subdivision, reduction, combination or consolidation of the Voting Shares contemplated by sections 6.1(a)(i) and (ii), the Corporation shall forthwith give notice to the Debentureholders specifying the event requiring such adjustment or readjustment and the amount thereof, including the resulting Conversion Price; provided that if the Corporation has given notice under section 6.5 covering all the relevant facts in respect of such event, no such notice need be given under this section 6.4.

6.5	Notice of Special Matters

The Corporation covenants that, so long as any Debentures remain Outstanding, it will give notice to the Indenture Trustee on account for the Debentureholders of its intention to fix a record date for any event referred to in sections 6.1(a), (b), (d) or (f) (other than the subdivision, reduction, combination or consolidation of Voting Shares contemplated by sections 6.1(a)(i) and 6.1(a)(ii)) which may give rise to an adjustment in the Conversion Price, or other adjustment, and such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days prior to the applicable record date in the case of the events referred to in sections 6.1(a)(iii), 6.1(b), 6.1(d) and 6.1(f), at least 30 days prior to the effective date of any transaction referred to in section 6.1(g) and at least 30 days prior to the expiration of an issuer bid referred to in section 6.1(e) (other than a normal course issuer bid).

6.6	Protection of Indenture Trustee

The Indenture Trustee shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method or calculations employed in making the same; and shall not be accountable with respect to the validity or value (or the kind or amount) of any Voting Shares or of any shares or other securities or other property which may at any time be issued or delivered upon the conversion of any Debenture; and the Indenture Trustee, except to the extent that the Indenture Trustee has acted with wilful misconduct or gross negligence, shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Voting Shares or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article 6.

Article 7
VOTING SHARE INTEREST PAYMENT ELECTION

7.1	Voting Share Interest Payment Election

(a)	Provided that no Event of Default has occurred and is continuing under this Indenture and that all applicable regulatory approvals have been obtained in respect of any matter relating to this Article 7, the Corporation shall have the irrevocable right, from time to time, to make a Voting Share Interest Payment Election in respect of all or any part of any Interest Obligation by delivering a Voting Share Interest Payment Election Notice to the Indenture Trustee by no later than the earlier of:

(i)	the date required by Applicable Law or the rules of any Recognized Stock Exchange; and

(ii)	the day which is at least 15 Business Days prior to the Interest Payment Date to which the Voting Share Interest Payment Election relates;

and each such Voting Share Interest Payment Election Notice so delivered by the Corporation to the Indenture Trustee shall be accompanied by:

(iii)	photocopies of completed Voting Share Bid Requests addressed to the investment banks, brokers or dealers identified by the Corporation, in its absolute discretion, in such Voting Share Interest Payment Election Notice; and the Corporation hereby agrees that:

(A)	the Corporation shall send such completed Voting Share Bid Requests to the respective addressees thereof concurrently with its sending such Voting Share Interest Payment Election Notice to the Indenture Trustee (or soon thereafter as may be reasonably practicable having regard to all the then prevailing circumstances); and

(B)	the Corporation shall make with each investment bank, broker or dealer to which a Voting Share Bid Request is so sent all such customary arrangements regarding such Voting Share Bid Request and the acceptance of the bids made in response thereto and the completion of the transaction resulting from such acceptance as shall be necessary in accordance with customary commercial practices; and

(iv)	an Officer’s Certificate certifying to the Indenture Trustee that: (A) no Event of Default has occurred and is continuing; and (B) that all applicable regulatory approvals required for the Voting Share Interest Payment Election to which such Voting Share Interest Payment Election Notice pertains have been obtained.

(b)	In connection with the Voting Share Interest Payment Election, the Indenture Trustee shall have the power to: (i) accept delivery of the Voting Shares from the Corporation and process the Voting Shares in accordance with the Voting Share Interest Payment Election Notice, (ii) facilitate settlement of sales of, such Voting Shares, as the Corporation shall direct in its absolute discretion, through the investment banks, brokers or dealers identified by the Corporation in the Voting Share Interest Payment Election Notice, (iii) invest, on behalf of the Corporation, the proceeds of such sales on the written direction of the Corporation in Canadian Government Obligations which mature prior to an applicable Interest Payment Date and/or use such proceeds, together with any proceeds from the sale of Voting Shares not invested as aforesaid, to pay all or part of the Interest Obligation in respect of which the Voting Share Interest Payment Election was made, and any such direction made by the Corporation which is received by the Indenture Trustee either after 9:00 a.m. (Toronto time) on a Business Day or at any time on a non-Business Day shall be deemed to have been received prior to 9:00 a.m. (Toronto time) on the next immediately following Business Day, and (iv) subject to the prior written consent of the Corporation, perform any other action necessarily incidental thereto.

(c)	The Indenture Trustee shall not incur any liability or be in any way responsible for the consequences of any loss caused by the investment referred to in section 7.1(b)(iii) and the Corporation indemnifies and saves harmless the Indenture Trustee and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions, expenses or demands whatsoever which may be brought against the Indenture Trustee or which it may suffer or incur as a result of performing its obligations set out in section 7.1(b).

(d)	The Voting Share Interest Payment Election Notice shall provide for, and all bids shall be subject to, the right of the Corporation, by delivering written notice to the Indenture Trustee at any time prior to the consummation of such delivery and sale of the Voting Shares on the Voting Share Delivery Date, to withdraw the Voting Share Interest Payment Election (which shall have the effect of withdrawing each related Voting Share Bid Request), whereupon the Corporation shall be obliged to pay in cash the Interest Obligation in respect of which the Voting Share Interest Payment Election Notice has been delivered.

(e)	Any sale of Voting Shares pursuant to Voting Share Bid Requests and this Article 7 may be made to one or more Persons whose bids are solicited, but all such sales with respect to a particular Voting Share Interest Payment Election shall take place concurrently on the Voting Share Delivery Date.

(f)	The amount that a Holder of a Debenture is entitled to receive in respect of the Interest Obligation will not be affected by whether or not the Corporation elects to satisfy the Interest Obligation pursuant to a Voting Share Interest Payment Election.

(g)	The Corporation shall determine (in its absolute discretion) which bid or bids for Voting Shares solicited pursuant to the Voting Share Bid Requests are to be accepted. In connection with any bids so accepted, the Corporation and the applicable bidders shall, not later than the Voting Share Delivery Date, enter into Voting Share Purchase Agreements in a form to be provided by the Corporation, and shall comply with all Applicable Securities Laws, including the securities rules and regulations of any stock exchange on which the Debentures are then listed or of any Recognized Stock Exchange. The Corporation shall pay all fees and expenses in connection with any open market sales of Voting Shares and any Voting Share Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the standard fees of the Indenture Trustee generally charged for these services.

(h)	Provided that (i) all conditions specified in each Voting Share Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Voting Shares to be sold thereunder against payment of the purchase price thereof, and (ii) the purchasers under each Voting Share Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Voting Share Delivery Date, the Corporation shall, on the Voting Share Delivery Date, deliver (or cause to be delivered) to the Indenture Trustee (A) the Voting Shares to be sold on such date, (B) an amount in cash (the “Amount Attributable to Cash”) equal to the difference between the applicable Interest Obligation and the anticipated net proceeds of the Voting Shares to be sold, and (C) an Officer’s Certificate, upon which the Indenture Trustee may act and rely absolutely without any further enquiry, to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Voting Share Purchase Agreement, have been satisfied. Upon such deliveries, the Indenture Trustee shall facilitate the settlement of such sales on such Voting Share Delivery Date by the delivery of the Voting Shares to such purchasers against payment to the Indenture Trustee in immediately available funds of the purchase price therefor in an aggregate amount equal to the Voting Share Interest Payment Election Amount (less any Amount Attributable to Cash), whereupon the sole obligation of the Indenture Trustee to satisfy a Holder’s right to receive such Holder’s portion of the Voting Share Interest Payment Election Amount will be to pay same to such Holder from the aggregate of (x) such Holder’s portion of the proceeds of such sales of Voting Shares, plus (y) such Holder’s portion of the Amount Attributable to Cash, plus (z) any cash amount received by the Indenture Trustee from the Corporation attributable to any fractional Voting Shares otherwise issuable to such Holder, and the Holder will have no further recourse to either the Corporation or the Indenture Trustee in respect of the Interest Obligation upon payment in full thereof.

(i)	The Indenture Trustee shall (i) on or after the date such proceeds are available, use the proceeds from any open market sales of Voting Shares, and/or (ii) on or after the Voting Share Delivery Date, use the sale proceeds of the Voting Shares (in each case, together with any cash received from the Corporation) to purchase, on the Written Order of the Corporation, Canadian Government Obligations which mature at least three Business Days prior to the applicable Interest Payment Date and which the Indenture Trustee is required to hold until maturity (the “Voting Share Proceeds Investment”) and shall, on such date, deposit the balance, if any, of such sale proceeds in the Property Account, on behalf of the Corporation, for such Debentures. At least one Business Day prior to the Interest Payment Date, the Indenture Trustee shall deposit amounts from the proceeds of the Voting Share Proceeds Investment in the Property Account to bring the balance of the Property Account to the Voting Share Interest Payment Election Amount to the extent that the Indenture Trustee has been provided sufficient funds to do so. On the Interest Payment Date, the Indenture Trustee shall pay the funds held in the Property Account (less any Tax required to be deducted and withheld, if any) to the Holders in accordance with section 2.10 or 2.12. The Indenture Trustee shall remit amounts, if any, in respect of income earned on the Voting Share Proceeds Investment or otherwise in excess of the Voting Share Interest Payment Election Amount to the Corporation.

(j)	Neither the making of a Voting Share Interest Payment Election nor the facilitation of settlement of sales effected in connection with a Voting Share Interest Payment Election will (i) result in the Holders not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date, or (ii) entitle such Holders to receive any Voting Shares in satisfaction of such Interest Obligation.

(k)	The Corporation shall at all times fully assist the Indenture Trustee in the doing of all of the acts and things provided for in this section 7.1 and all such further and other acts and things as may be necessary in connection therewith or ancillary thereto or as the Indenture Trustee may request.

Article 8
SUBORDINATION OF DEBENTURES

8.1	Agreement to Subordinate

The Corporation covenants and agrees, and the Indenture Trustee and each Debentureholder, by his acceptance of a Debenture and the rights and benefits granted to such Debentureholder under this Indenture, likewise agrees, that the payment of the principal of, the premium, if any, and of any interest on the Debentures is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Senior Indebtedness whether outstanding on the date of this Indenture or thereafter Incurred, notwithstanding that no express written subordination agreement may have been entered into between the holders of Senior Indebtedness and the Indenture Trustee or the Debentureholders. Notwithstanding the provisions of this section 8.1, the Corporation shall continue to make payments on account of interest on the Debentures as they come due unless and until a default or an event of default (as defined in, or under, any Senior Indebtedness or any instrument evidencing the same and permitting, by the lapse of time or giving of notice, the holders thereof to accelerate the maturity thereof) has occurred and is continuing.

8.2	Order of Payment

In the event of any dissolution, winding-up, liquidation, bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings related to the Corporation or any of its property or assets (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Corporation:

(a)	The holders of all Senior Indebtedness will first be entitled to receive payment in full of all Senior Indebtedness, if any, and interest due thereon, before the Debentureholders will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures including any unpaid interest accrued thereon.

(b)	Any payment by, or distribution of assets of, the Corporation of any kind or character, whether in cash, property or securities to which the Debentureholders or the Indenture Trustee would be entitled, except for the provisions of this Article 8, will be paid or delivered by the Person making such payment or distribution, whether a trustee in bankruptcy, a receiver, a receiver-manager, a liquidator or otherwise, directly to the holders of Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, rateably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness.

(c)	Subject to section 8.7, if, notwithstanding the foregoing, any payment by, or distribution of assets of, the Corporation of any kind or character, whether in cash, property or securities, is received by the Indenture Trustee or the Debentureholders before all Senior Indebtedness is paid in full, such payment or distribution will be held in trust for the benefit of, and will be paid over to the holders of such Senior Indebtedness or their representative or representatives or to the indenture trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, rateably as aforesaid, for application to the payment of all Senior Indebtedness remaining unpaid until such Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness.

The rights and priority of the Senior Indebtedness and the subordination pursuant hereto shall not be affected by: (i) the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of any Security granted in respect of any Senior Indebtedness; (ii) the time or order of the attachment, perfection or crystallization of any Security granted in respect of any Senior Indebtedness; (iii) the taking of any collection, enforcement or realization proceedings pursuant to the Senior Indebtedness, including pursuant to any Security granted in respect thereof; (iv) the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the holders of any Senior Indebtedness, or any of them, or the Debentureholders or any of them, to any money or property of the Corporation; (v) the failure to exercise any power or remedy reserved to the holders of any Senior Indebtedness, including under any Security granted in respect thereof, or to insist upon a strict compliance with any terms thereof; (vi) whether any Security granted in respect of any Senior Indebtedness is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses; (vii) the date of giving or failing to give notice to or making demand upon the Corporation; or (viii) any other matter whatsoever.

8.3	Subrogation Rights of Debentureholders

Subject to the prior payment in full of all Senior Indebtedness, the Debentureholders shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments and distributions of assets of the Corporation in respect of and on account of Senior Indebtedness, to the extent of the application thereto of moneys or other assets which would have been received by the Debentureholders, but for the provisions of this Article 8, until the principal of, premium, if any, and interest on the Debentures shall be paid in full. No payment or distribution of assets of the Corporation to the Debentureholders which would be payable or distributable to the holders of Senior Indebtedness pursuant to this Article 8 shall, as between the Corporation, its creditors (other than the holders of Senior Indebtedness) and the Debentureholders, be deemed to be a payment by the Corporation to or on account of the Debentureholders, it being understood that the provisions of this Article 8 are, and are intended, solely for the purpose of defining the relative rights of the Debentureholders, on the one hand, and the holders of the Senior Indebtedness, on the other hand. Nothing contained in this Article 8 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Corporation and its creditors (other than the holders of Senior Indebtedness and the Debentureholders), the obligation of the Corporation, which is unconditional and absolute, to pay to the Debentureholders the principal of, premium, if any, and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Debentureholders and the creditors of the Corporation, other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Indenture Trustee or the Holder of any Debentures from exercising all remedies otherwise permitted by Applicable Law upon default under this Indenture, subject to the rights, if any, under this Article 8, of the holders of Senior Indebtedness upon the exercise of any such remedy.

8.4	No Payment to Debentureholders if Event of Default under the Senior Indebtedness

(a)	Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, then all such Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment on account of principal of, premium, if any, and interest on the Debentures is made, including the Redemption Price, and any amount owed upon a Change of Control or on the Maturity Date.

(b)	Except as hereinafter otherwise provided in section 8.4(c), the Corporation shall not make any payment, and the Debentureholders shall not be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Indebtedness represented by the Debentures (other than pursuant to section 4.1) (i) in a manner inconsistent with the terms (as they exist on the date hereof) of this Indenture or of the Debentures, or (ii) at any time when a default or an event of default (as defined in, or under, any Senior Indebtedness or any instrument evidencing the same and permitting, by the lapse of time or giving of notice, the holders thereof to demand payment of or accelerate the maturity thereof) has occurred under such Senior Indebtedness and is continuing, unless and until such Senior Indebtedness has been paid and satisfied in full, or unless and until such default or event of default has been cured or waived in writing or shall have ceased to exist in accordance with the provisions of such Senior Indebtedness.

(c)	For greater certainty but without limiting the generality of the foregoing, this section 8.4 shall not be construed so as to prevent the Indenture Trustee from receiving and retaining any payments on account of Debentures which are made (i) in a manner that is consistent with the terms of this Indenture or of the Debentures, and (ii) at any time when no default or event of default (as defined in, or under, any Senior Indebtedness or any instrument evidencing the same and permitting, by the lapse of time or giving of notice, the holders thereof to demand payment of or accelerate the maturity thereof) has occurred under such Senior Indebtedness and is continuing.

8.5	Payment on Debentures Permitted

Nothing contained in this Article 8 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Corporation to make, or prevent the Corporation from making, at any time except as prohibited by section 8.2 or 8.4, any payment of principal of, premium, if any, or interest on the Debentures. The fact that any such payment is prohibited by section 8.2, 8.4 or this section 8.5 shall not prevent the failure to make such payment from being an Event of Default hereunder.

8.6	Authorization of Debentureholders to Indenture Trustee to Effect Subordination

Each Holder, by his acceptance of Debentures, authorizes and directs the Indenture Trustee, on its behalf, to execute and deliver any such subordination agreements with the Corporation and the holders, or representatives or trustees thereof, of Senior Indebtedness, whether outstanding or hereafter Incurred, as may be necessary or appropriate to effect the subordination provided for in this Article 8 and appoints the Indenture Trustee his attorney-in-fact for any and all such purposes. Upon request of the Corporation, and upon being furnished an Officer’s Certificate stating the amount and nature of the Senior Indebtedness, the Indenture Trustee shall enter into a written agreement or agreements with the Corporation and the Person or Persons named in such Officer’s Certificate providing that such Person or Persons are entitled to all the rights and benefits of this Article 8 and for such other matters, such as an agreement not to amend the provisions of this Article 8 and the definitions herein without the consent of the holders of such Senior Indebtedness (or any authorized representative or trustee thereof), as the holders of such Senior Indebtedness (or any authorized representative or trustee thereof) may reasonably request. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness, however, nothing herein shall impair the rights of holders of such Senior Indebtedness (or any authorized representative or trustee thereof) who has not entered into such an agreement.

8.7	Knowledge of Indenture Trustee

Notwithstanding the provisions of this Article 8, the Indenture Trustee will not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of moneys to or by the Indenture Trustee, or the taking of any other action by the Indenture Trustee, unless and until the Indenture Trustee has received written notice thereof from the Corporation, any Debentureholder or any holder or representative or trustee of any class of Senior Indebtedness.

8.8	Indenture Trustee May Hold Senior Indebtedness

The Indenture Trustee is entitled to all the rights set forth in this Article 8 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Indenture Trustee of any of its rights as such holder.

8.9	Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any non-compliance by the Corporation with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

8.10	Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, modify, amend or amend and restate the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Corporation, all without notice to or consent of the Debentureholders or the Indenture Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Indenture Trustee.

8.11	Additional Indebtedness

This Indenture does not restrict the Corporation or its Subsidiaries from Incurring additional Indebtedness (including additional Senior Indebtedness or Indebtedness ranking pari passu with any Debentures), the issuance or repurchase of securities by the Corporation or its Subsidiaries or otherwise from mortgaging, pledging, charging or otherwise granting an interest in its property to secure any Indebtedness (including such additional Indebtedness).

8.12	Invalidated Payments

In the event that any of the Senior Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Article 8 shall be reinstated and the provisions of this Article shall again be operative until all Senior Indebtedness is repaid in full, provided that such reinstatement shall not give the holders of Senior Indebtedness (or any represenatiave thereof) any rights or recourses against the Trustee or the Debentureholders for amounts paid to the Debentureholders subsequent to such payment or satisfaction in full and prior to such reinstatement.

8.13	Contesting Security

The Trustee, for itself and on behalf of the Debentureholders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Indebtedness, the Security in respect of any Senior Indebtedness, or the relative priority of the Security in respect of any Senior Indebtedness.

8.14	Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Senior Indebtedness and the provisions of this Article 8 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to section 4.1.

Article 9
COVENANTS OF THE CORPORATION

9.1	Payment of Principal, Premium and Interest

The Corporation covenants and agrees with the Indenture Trustee and for the benefit of the Holders of each Debenture that, subject at all times to the provisions of Article 8 hereof, it will duly and punctually pay the principal of, premium, if any, and interest on the Debentures in accordance with their terms and this Indenture.

9.2	Corporate Existence; Books of Account

The Corporation covenants and agrees with the Indenture Trustee for the benefit of each Holder that:

(a)	it will, subject to Article 14, at all times maintain its corporate existence; and

(b)	it (or any Successor Corporation) will keep or cause to be kept proper books of account in accordance with Canadian generally accepted accounting principles.

9.3	Compliance Certificate

The Corporation shall deliver to the Indenture Trustee within 140 days after the end of each fiscal year of the Corporation (and at any other reasonable time upon demand by the Indenture Trustee) an Officer’s Certificate stating that the Corporation has complied with all requirements of the Corporation contained in this Indenture that, if not complied with, would, with the giving of notice, lapse of time, or otherwise, constitute an Event of Default. If an Event of Default shall have occurred, the Officer’s Certificate shall describe the nature and particulars of the Event of Default and its current status and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

9.4	Notice of Default

The Corporation will promptly notify the Indenture Trustee in writing upon becoming aware of the occurrence of any Event of Default.

9.5	Securities Laws

(a)	The Corporation covenants and agrees with the Indenture Trustee for the benefit of the Holders that it will use reasonable commercial efforts to maintain the listing of the Voting Shares and the Debentures on the TSX and the listing of the Variable Voting Shares on the NASDAQ (or, in each case, another nationally recognized stock exchange in Canada or the United States) and to maintain the Corporation’s status as a “reporting issuer” not in default of the requirements of Canadian Applicable Securities Laws, provided that the foregoing covenant shall not prevent or restrict the Corporation from carrying out a transaction to which section 3.10 or Article 14 would apply if carried out in compliance with section 3.10 or Article 14, respectively, even if as a result of such transaction the Voting Shares and/or the Debentures cease to be listed on the TSX or another stock exchange or the Variable Voting Shares cease to be listed on the NASDAQ or the Corporation ceases to be a “reporting issuer”.

(b)	The Indenture Trustee shall have no obligation to verify information relating to the Corporation’s compliance with this section 9.5 and may act and rely upon all information provided by the Corporation with respect to such compliance, without independent inquiry.

9.6	Reporting

The Corporation shall provide the Indenture Trustee and the Holders with copies of documents that must be sent to its shareholders pursuant to Applicable Securities Laws in the provinces and territories of Canada in which the Corporation is a “reporting issuer” (as such term is defined in such Applicable Securities Laws) within the time prescribed by such Applicable Securities Laws for delivery to its shareholders, which copies shall be deemed to have been provided to the Indenture Trustee and the Holders once filed on the SEDAR website. The Indenture Trustee shall have no duty to analyze any such documents.

9.7	Performance of Covenants by Indenture Trustee

If the Corporation fails to perform any of its covenants contained in this Indenture, the Indenture Trustee may itself perform any of such covenants capable of being performed by it, but will be under no obligation to do so. All sums expended or advanced by the Indenture Trustee for such purpose will be repayable as provided in section 9.8 of the Indenture. No such performance or advance by the Indenture Trustee shall relieve the Corporation of any default hereunder or its continuing obligations hereunder.

9.8	Payment of Indenture Trustee’s Remuneration

The Corporation will pay the Indenture Trustee’s reasonable remuneration for its services as Indenture Trustee hereunder (including reimbursement for reasonable legal fees and expenses) and will repay to the Indenture Trustee on demand all moneys which shall have been paid by the Indenture Trustee out of its own funds in and about the execution of the trusts hereby created. Any moneys owed to the Indenture Trustee which remain unpaid for a period of 30 days or more from the issue date of the Indenture Trustee’s invoice for such moneys owed shall bear interest at the rate charged by the Indenture Trustee from time to time to its corporate trust customers until the date of payment. All such moneys shall be paid by the Corporation immediately upon receipt of such invoice by the Corporation. The said remuneration shall continue to be payable until the trusts hereof are finally wound up and whether or not the trusts of this Indenture shall be in course of administration by or under the direction of the court. This section 9.8 shall survive the resignation of the Indenture Trustee or the termination of this Indenture. Notwithstanding the foregoing, the Corporation need not pay or reimburse the Indenture Trustee for expenses, disbursements or advances if the Indenture Trustee incurred such expenses, disbursements or advances as a result of bad faith, wilful misconduct or gross negligence by the Indenture Trustee.

Article 10
EVENTS OF DEFAULT AND REMEDIES

10.1	Events of Default and Enforcement

If and when any one or more of the following events (herein called an “Event of Default”) shall happen with respect to the Debentures, namely:

(a)	a default in payment of principal (and premium, if any) on any Debentures when due, whether at the Maturity Date, upon redemption, by declaration or otherwise;

(b)	a default in payment of interest on any Debentures when due and payable and the continuance of such default for 30 days;

(c)	a default in the observance of the covenant contained in section 9.5(a) and the continuance of such default for 10 Business Days;

(d)	a default in performing or observing any of the other covenants, agreements or obligations of the Corporation as described herein and the continuance of such default for 60 days after written notice to the Corporation by the Indenture Trustee or by the Holders of not less than 25% in principal amount of Outstanding Debentures requiring the same to be remedied, or such longer period of time as the Indenture Trustee (having regard to the subject matter of neglect or non-observance) shall agree to;

(e)	the failure to make an Offer to Purchase upon a Change of Control;

(f)	a decree, judgment, or order by a court having jurisdiction in the premises shall have been entered adjudging the Corporation bankrupt or insolvent or approving as properly filed a petition seeking reorganization, readjustment, arrangement, composition or similar relief for the Corporation, under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous applicable law of Canada or any province or territory thereof, or a decree, judgment or order of a court having jurisdiction in the premises for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of the Corporation or of a substantial part of its property, or for the winding up or liquidation of its affairs, shall, in the case of any of the foregoing, have remained in force for a period of 60 consecutive days; or any substantial part of the property of the Corporation shall be sequestered or attached and shall not be returned to the possession of the Corporation or released from such attachment, as the case may be, whether by filing of a bond, or stay or otherwise, within 60 consecutive days thereafter; or

(g)	the Corporation shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous applicable law of Canada or any province or territory thereof or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency for it or of a substantial part of its property, or shall make an assignment for the benefit of creditors, or shall be unable, or admit in writing its inability, to pay its debts generally as they become due, or corporate action shall be taken by the Corporation in furtherance of any of the aforesaid actions;

then, and in each and every such case which has happened and is continuing, the Indenture Trustee may, in its discretion, and shall, upon the written request of the Holders of not less than 25% in principal amount of the Outstanding Debentures at such time (or, if there is a Global Debenture Outstanding, a written request of the Participants, through CDS, having received instructions from the Beneficial Holders holding at least 25% of the Outstanding Debentures), declare the principal of, premium, if any, together with accrued interest on all such Debentures to be due and payable immediately, by a Notice in writing to the Corporation (and to the Indenture Trustee if given by the Holders), and upon any such declaration such principal amount and premium, if any, together with accrued interest thereon, shall become immediately due and payable. If the Indenture Trustee fails to notify in writing the Corporation pursuant to the terms hereof, the Debentureholders having provided the written request to the Indenture Trustee may do so.

10.2	Notice of Event of Default

The Indenture Trustee shall give to the Holders within five days after the Indenture Trustee becomes aware by way of written Notice of the occurrence of an Event of Default, Notice of every Event of Default so occurring and continuing at the time the Notice is given, unless the Indenture Trustee reasonably and in good faith determines that the withholding of such Notice is in the best interests of the Holders and gives written Notice of such determination to the Corporation. When a Notice of the occurrence of an Event of Default is given by the Indenture Trustee pursuant to this section 10.2 and the Event of Default is thereafter waived, the Indenture Trustee shall give Notice that the Event of Default is no longer outstanding to all Holders to whom Notice of the occurrence of the Event of Default was given within five days after the Indenture Trustee becomes aware, by written Notice given by the Corporation to the Indenture Trustee, that the Event of Default has been waived and is no longer outstanding.

10.3	Waiver

Upon the happening of any Event of Default hereunder:

(a)	the Holders of the Debentures shall have the power by requisition in writing by the Holders of more than 50% of the principal amount of Debentures then Outstanding (or by Extraordinary Resolution), to instruct the Indenture Trustee to waive any Event of Default and to cancel any declaration made by the Indenture Trustee pursuant to section 10.1 and the Indenture Trustee shall thereupon waive the Event of Default and cancel such declaration upon such terms and conditions as shall be prescribed in such requisition (or such Extraordinary Resolution), provided that in the case of any Event of Default (i) resulting from (x) a failure to pay interest in respect of the Debentures or (y) a failure to pay the principal (and premium, if any) in respect of the Debentures which have become due otherwise than solely as a result of such declaration of acceleration, or (ii) in respect of a covenant or provision hereof that under Article 17 cannot be modified or amended without an Extraordinary Resolution passed by the Holders, such powers may be exercisable only by Extraordinary Resolution; and

(b)	the Indenture Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then Outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Indenture Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Indenture Trustee in the exercise of its discretion, upon such terms and conditions as the Indenture Trustee may deem advisable.

Upon any such waiver, such Event of Default shall cease to exist and be deemed to have been cured for every purpose of this Indenture. No such waiver by the Holders or the Indenture Trustee shall extend to or be taken in any manner whatsoever to affect any subsequent or other Event of Default or impair any right consequent thereon.

10.4	Other Remedies

(a)	If an Event of Default occurs and is continuing, the Indenture Trustee may pursue any available remedy to collect the payment of principal of, premium, if any, or interest on Debentures or to enforce the performance of any term of the Debentures or this Indenture.

(b)	The Indenture Trustee may maintain a Proceeding even if it does not possess any Debentures or does not produce any of them in the Proceeding. A delay or omission by the Indenture Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.

10.5	Application of Money Collected

Any money collected by the Indenture Trustee pursuant to this Article in respect of Debentures shall (subject to any claims having priority under Applicable Law) be applied in the following order, at the dates fixed by the Indenture Trustee and, in case of the distribution of such money on account of principal of, premium, if any, or interest, upon presentation of Debentures and the notation thereon of the payment (if only partially paid) and upon surrender thereof (if fully paid):

(a)	first, to the payment of all amounts due to the Indenture Trustee under this Indenture with respect to such Debentures;

(b)	second, to the payment of accrued and unpaid interest on such Debentures;

(c)	third, to the payment of the principal of, and premium, if any, on such Debentures;

(d)	fourth, to the payment of any other amounts with respect to such Debentures; and

(e)	fifth, to whomever may be lawfully entitled to receive the balance of such money.

10.6	Control by Holders

The Holders of at least 25% in principal amount of the Outstanding Debentures may:

(a)	direct the time, method and place in the Province of Ontario of conducting any Proceeding for any remedy available to the Indenture Trustee or exercising any trust or power conferred on it with respect to the Debentures; and

(b)	take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of Debentures under any provisions of this Indenture or under Applicable Law.

The Indenture Trustee may refuse, however, to follow any direction that conflicts with Applicable Law or this Indenture.

10.7	Limitation on Suits

(a)	No Holder of any Debenture will have any right to pursue any remedy (including any action, suit or proceeding authorized or permitted by this Indenture or pursuant to Applicable Law) with respect to this Indenture or the Debentures unless: (i) the Holder gives to the Indenture Trustee notice of a continuing Event of Default; (ii) the Holders of at least 25% in principal amount of the then Outstanding Debentures make a request in writing to the Indenture Trustee to pursue the remedy; (iii) such Holder or Holders offer or provide to the Indenture Trustee security, funds and indemnity in form satisfactory to the Indenture Trustee against any loss, liability or expense; (iv) the Indenture Trustee does not comply with the request within 30 days after receipt of such request and indemnity; and (v) during such 30 day period the Holders of a majority in principal amount of Outstanding Debentures do not give the Indenture Trustee a direction inconsistent with the request.

(b)	Holders may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

10.8	Collection Suit by Indenture Trustee

If an Event of Default specified in clause (a), (b), (c) or (d) of section 10.1 occurs and is continuing, the Indenture Trustee may recover judgment in its own name and as trustee against the Corporation for the whole amount of principal and premium, if any, together with interest remaining unpaid.

10.9	Indenture Trustee May File Proofs of Claim

The Indenture Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Indenture Trustee and the Holders lodged or allowed in any Proceedings relative to the Corporation, its creditors or its property.

10.10	Undertaking for Costs

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Indenture Trustee for any action taken or omitted by it as Indenture Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defences made by the party litigant. This section 10.10 does not apply to a suit by the Indenture Trustee, a suit by a Holder pursuant to section 10.7, or a suit by any Holder or group of Holders of not less than 50% in principal amount of the Outstanding Debentures.

10.11	Delay or Omission Not Waiver

No delay or omission of the Indenture Trustee or of any Holder of any Debenture to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Indenture Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Indenture Trustee or by the Holders, as the case may be.

10.12	Remedies Cumulative

No remedy herein conferred upon or reserved to the Indenture Trustee or upon or to the Holders is intended to be exclusive of any other remedy, but each remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or statute.

10.13	Judgment Against the Corporation

The Corporation covenants and agrees with the Indenture Trustee that, in case of any Proceeding to obtain judgment for payment of the principal of, premium, if any, or interest, if any, on the Debentures, judgment may be rendered against it in favour of the Holders or in favour of the Indenture Trustee, as holder of a power of attorney for the Holders, for the amount which may remain due in respect of the Debentures and the interest and premium, if any, thereon.

Article 11
SATISFACTION AND DISCHARGE

11.1	Non-Presentation of Debentures

If any Debentureholder fails to present any Debentures for payment on the date on which the principal of, premium, if any, or interest thereon, becomes payable, whether on a Redemption Date, Payment Date, Maturity Date or any other payment date, or shall not accept payment on account thereof and give such receipt therefor, if any, as the Indenture Trustee may require:

(a)	the Corporation shall thereafter be entitled to pay or deliver to the Indenture Trustee and direct the Indenture Trustee to set aside,

(b)	in respect of moneys or Voting Shares in the hands of the Indenture Trustee which may or should be applied to the payment of the Debentures, the Corporation shall thereafter be entitled to direct the Indenture Trustee to set aside, or

(c)	if the redemption was made pursuant to any Notice given by the Indenture Trustee, the Indenture Trustee may itself thereafter set aside,

the principal of, premium, if any, and interest on such Holder’s Debentures, in trust to be paid to such Debentureholder upon due presentation or surrender of such Debentures in accordance with the provisions of this Indenture; and thereupon the principal of, premium, if any, and interest payable on each Debenture in respect whereof such moneys and, if permitted hereunder, Voting Shares have been set aside shall be deemed to have been paid and the Holder thereof shall thereafter have no right in respect thereof except to receive delivery and payment of the moneys or Voting Shares, if applicable, so set aside by the Indenture Trustee upon due presentation and surrender thereof, subject to the provisions of section 2.4. For greater certainty, the provisions of Article 6 shall not prevent the application of moneys received by the Indenture Trustee pursuant to this section 11.1 to the payment of principal, premium, if any, and interest on such Holder’s Debentures.

11.2	Repayment of Unclaimed Moneys or Voting Shares

Subject to any Applicable Laws regarding unclaimed property, any moneys or Voting Shares, if applicable, set aside under section 11.1 and not claimed by and paid to the Holders as provided in section 11.1 within three years after the date of such setting aside shall be repaid and delivered to the Corporation by the Indenture Trustee on demand and thereupon the Indenture Trustee shall be released from all further liability with respect to such moneys or Voting Shares, if applicable, and thereafter the Holders of the Debentures in respect of which such moneys or Voting Shares, if applicable, were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment and delivery of the moneys or Voting Shares, if applicable, due thereon from the Corporation up to such time as the right to proceed against the Corporation for recovery of such moneys or Voting Shares, if applicable, has become statute barred under the laws of the Province of Ontario.

11.3	Discharge

The Indenture Trustee shall at the Written Request of the Corporation release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Indenture Trustee), upon proof being given to the reasonable satisfaction of the Indenture Trustee that the principal of, premium, if any, and interest (including interest on amounts in default, if any) on all of the Debentures and all other moneys payable hereunder have been paid or satisfied or that, all of the Debentures having matured or having been duly called for redemption, payment of the principal of, premium, if any, and interest (including interest on amounts in default, if any) on such Debentures and all other moneys payable hereunder have been duly and effectually provided for in accordance with the provisions hereof.

11.4	Satisfaction

(a)	Subject to sections 11.4(b) and 11.5, the Corporation shall be deemed to have fully paid, satisfied and discharged all of the Outstanding Debentures and the Indenture Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the Outstanding Debentures:

(i)	the Corporation has deposited or caused to be deposited with the Indenture Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money or Voting Shares, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates, or any Payment Date or upon conversion or otherwise, as the case may be, of such Debentures (including the maximum number of Voting Shares that may be payable as Make-Whole Premium Shares); or

(ii)	the Corporation has deposited or caused to be deposited with the Indenture Trustee, as trust property in trust for the purpose of making payment on such Debentures, such amount of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Voting Shares, if applicable, as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures; or

(iii)	all Debentures certified and delivered (other than (A) Debentures which have been destroyed, lost or stolen and which have been replaced or paid as provided in section 2.17, and (B) Debentures for whose payment has been deposited in trust and thereafter repaid to the Corporation as provided in section 11.2) have been delivered to the Indenture Trustee for cancellation;

so long as in any such event:

(iv)	the Corporation has paid, caused to be paid or made provisions to the satisfaction of the Indenture Trustee for the payment of all other sums payable or which may be payable (including the maximum number of Voting Shares that may be issuable as Make-Whole Premium Shares) with respect to all of such Debentures (together with all applicable expenses of the Indenture Trustee in connection with the payment of such Debentures)

(v)	in respect of (i) and (ii) above, the Corporation has delivered to the Indenture Trustee an Opinion of Counsel reasonably acceptable to the Indenture Trustee and qualified to practice in Canada to the effect that Holders of Outstanding Debentures will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of this section 11.4 and will only be subject to Canadian federal, provincial or territorial income or other taxes on the same amounts, in the same manner and at the same times as would have been the case if this section 11.4 had not applied; and

(vi)	the Corporation has delivered to the Indenture Trustee an Officer’s Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Indenture Trustee referred to in this section 11.4 shall be irrevocable, subject to section 11.5, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Indenture Trustee and the Corporation and which provides for the due and punctual payment of the principal of, premium, if any, and interest on the Debentures being satisfied.

(b)	Upon the satisfaction of the conditions set forth in this section 11.4 with respect to all the Outstanding Debentures, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2, Article 4, section 9.8, Article 11, section 12.12(d), section 12.12(e) and the other provisions of this Indenture pertaining to the foregoing provisions) shall no longer be binding upon or applicable to the Corporation.

(c)	Any funds or obligations deposited with the Indenture Trustee pursuant to this section 11.4 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d)	If the Indenture Trustee is unable to apply any money or securities in accordance with this section 11.4 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation’s obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this section 11.4 until such time as the Indenture Trustee is permitted to apply all such money or securities in accordance with this section 11.4, provided that if the Corporation has made any payment in respect of principal, premium, if any, or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Indenture Trustee.

11.5	Continuance of Rights, Duties and Obligations

(a)	Where trust funds or trust property have been deposited pursuant to section 11.4, the Holders of Debentures and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 4, section 9.8, Article 11, section 12.12(d), section 12.12(e) and the other provisions of this Indenture pertaining to the foregoing provisions.

(b)	In the event that, after the deposit of trust funds or trust property pursuant to section 11.4 in respect all of the Outstanding Debentures (the “Defeased Debentures”), any holder of any of the Defeased Debentures from time to time converts its Debentures to Voting Shares or other securities of the Corporation in accordance with Article 4 or any other provision of this Indenture, the Indenture Trustee shall, upon receipt of a Written Request of the Corporation, return to the Corporation from time to time the proportionate amount of the trust funds or other trust property deposited with the Debenture Trustee pursuant to section 11.4 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all of the Defeased Debentures).

(c)	In the event that, after the deposit of trust funds or trust property pursuant to section 11.4, the Corporation is required to make an Offer to Purchase to purchase any Outstanding Debentures pursuant to section 3.10, the Corporation shall be entitled to use any trust money or trust property deposited with the Debenture Trustee pursuant to section 11.4 for the purpose of paying to any holders of Defeased Debentures who have accepted any such offer of the Corporation the Offer Price payable to such holders in respect of such Offer to Purchase. Upon receipt of a Written Request from the Corporation, the Debenture Trustee shall be entitled to pay to such holder from such trust money or trust property deposited with the Debenture Trustee pursuant to section 11.4 in respect of the Defeased Debentures which is applicable to the Defeased Debentures held by such holders who have accepted any such offer from the Corporation (which amount shall be based on the applicable principal amount of the Defeased Debentures held by holders that accept any such offer in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

Article 12
THE INDENTURE TRUSTEE

12.1	Duties of Indenture Trustee

In the exercise of its rights, duties and obligations prescribed or conferred by this Indenture, the Indenture Trustee shall act honestly and in good faith and shall exercise that degree of care, diligence and skill that a reasonably prudent corporate trustee would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Indenture Trustee from liability for an act or failure to act arising from or in connection with the wilful misconduct or gross negligence by the Indenture Trustee. The Indenture Trustee shall not be liable for any act or default on the part of any agent employed by it or for permitting any agent or co-trustee to receive and retain any moneys payable to the Indenture Trustee under this Indenture, except as aforesaid.

12.2	Employ Agents

The Indenture Trustee may, but is not required to, employ (at the expense of the Corporation) such Counsel, agents and other assistants as it may reasonably require for the proper determination and discharge of its duties under this Indenture, and shall not be responsible for any negligence or misconduct on the part of any such Counsel, agent or other assistant or for any liability incurred by any Person as a result of not employing such Counsel, agent or other assistant, and may pay reasonable remuneration for all services performed for it with respect to this Indenture, and shall be entitled to receive reimbursement for all reasonable disbursements, costs, liabilities and expenses made or incurred by it with respect to this Indenture. All such disbursements, costs, liabilities and expenses in relation to this Indenture and all expenses incidental to the preparation, execution, creation and issuance of the Debentures, whether done or incurred at the request of the Indenture Trustee or the Corporation, shall bear interest at the posted annual rate of interest charged by the Indenture Trustee from time to time to its corporate trust customers from the date which is 30 days following receipt by the Corporation of an invoice from the Indenture Trustee with respect to such expenses until the date of reimbursement and shall (together with such interest) be paid by the Corporation immediately upon receipt of such invoice.

12.3	Reliance on Evidence of Compliance

In the exercise of its rights, duties and obligations under this Indenture, the Indenture Trustee may, if it is acting in good faith, act and rely, as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, Opinions of Counsel, reports, directions, orders, certificates and Officer’s Certificates required by the Indenture Trustee to be furnished to it in the exercise of its rights, duties and obligations under this Indenture, if the Indenture Trustee examines such statutory declarations, Opinions of Counsel, reports, directions, orders, certificates or Officer’s Certificates and determines that they indicate compliance with the applicable requirements of this Indenture.

12.4	Provision of Evidence of Compliance to Indenture Trustee

In addition to any other provisions of this Indenture, the Indenture Trustee may, at any time any action is taken which relates to any of paragraphs (a) through (c) below, and acting in good faith, require evidence of compliance with the conditions precedent provided for in this Indenture relating to:

(a)	the certification pursuant to section 2.7 and delivery of Debentures;

(b)	the satisfaction and discharge of this Indenture by the Corporation; or

(c)	the taking of any other action or step to be taken by the Indenture Trustee at the request, or on the application, of the Corporation.

12.5	Contents of Evidence of Compliance

Evidence of compliance required by section 12.4 shall consist of:

(a)	an Officer’s Certificate that the conditions precedent referred to in such Officer’s Certificate have been complied with in accordance with the terms of this Indenture;

(b)	in the case of conditions precedent compliance with which are, pursuant to this Indenture, made subject to review or examination by Counsel, an Opinion of Counsel to the Corporation that such conditions precedent have been complied with in accordance with the terms of this Indenture; and

(c)	in the case of conditions precedent compliance with which are subject to the review or examination by auditors or appraisers, an opinion or report of a chartered accountant or appraiser, as the case may be, approved by the Indenture Trustee acting reasonably, that such conditions precedent have been complied with in accordance with the terms of this Indenture.

12.6	Advice of Experts

The Indenture Trustee may act or not act and rely or not rely, and shall be protected in acting or not acting and relying or not relying in good faith, on the opinion, advice or information (including the Opinion of Counsel) obtained from any counsel, auditor, valuer, engineer, surveyor or other expert, whether obtained by the Indenture Trustee or by the Corporation, and, if acting in good faith, may rely as to the truth of the statements and the accuracy of the opinions expressed in any report or opinion furnished by such Person and may obtain such assistance as may be necessary to the proper determination and discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid, including the disbursements of any legal or other advisor or assistants, and all reasonable costs and out-of-pocket expenses arising from the securing of such opinion, advice or assistance shall become and form part of the Indenture Trustee’s remuneration hereunder.

12.7	Indenture Trustee May Deal in Debentures

In its personal capacity or any other capacity, the Indenture Trustee, and each Affiliate of the Indenture Trustee, may buy, sell, lend upon, become a pledgee of and deal in the Debentures and generally contract and enter into financial transactions with the Corporation and any Affiliate of the Corporation without being liable to account for any profits made thereby.

12.8	Conditions Precedent to Indenture Trustee’s Obligation to Act

(a)	The Indenture Trustee shall not be bound to give any notice, or to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations imposed under the Indenture or to supervise or interfere with any of the activities of the Corporation, or to do or take any act, action or Proceeding by virtue of the powers conferred on it by this Indenture, unless and until it shall have been required to do so under the terms of this Indenture; nor shall the Indenture Trustee be required to take notice of any default or Event of Default, other than in payment of any moneys required by this Indenture to be paid to the Indenture Trustee, unless and until notified in writing of such default or Event of Default by the Corporation or by any Holder, which notice shall distinctly specify the default or Event of Default, and in the absence of any such notice the Indenture Trustee may conclusively assume that no default or Event of Default has occurred. Any such notice or requisition shall in no way limit any discretion given to the Indenture Trustee in this Indenture to determine whether or not to take action with respect to any default or Event of Default or with respect to any such requisition.

(b)	The obligation of the Indenture Trustee to do any of the actions referred to in section 12.8(a), including to commence or to continue any Proceeding or assert any right of the Indenture Trustee or the Holders, shall be conditional upon the Holders furnishing, when required by notice in writing by the Indenture Trustee, sufficient funds to commence or continue such action or assert such right and an indemnity satisfactory to the Indenture Trustee to protect and hold harmless the Indenture Trustee against the costs, charges, expenses and liabilities which may result from such action and any loss and damage the Indenture Trustee may suffer by reason of such action.

(c)	Before commencing or at any time during the continuance of any Proceeding, the Indenture Trustee may require the Holders on whose behalf it is acting to deposit with the Indenture Trustee the Debentures held by them, and the Indenture Trustee shall issue receipts for such Debentures.

12.9	Indenture Trustee Not Required to Give Security

The Indenture Trustee shall not be required to give Security for its conduct or administration under this Indenture.

12.10	Resignation or Removal of Indenture Trustee; Conflict of Interest

(a)	The Indenture Trustee represents and warrants to the Corporation that at the time of the execution and delivery of this Indenture no material conflict of interest exists with respect to the Indenture Trustee’s role as a fiduciary hereunder.

(b)	The Indenture Trustee may resign as trustee hereunder by giving not less than 60 days’ notice in writing to the Corporation or such shorter notice as the Corporation may accept as sufficient. The Indenture Trustee shall resign if a material conflict of interest arises with respect to its role as trustee under this Indenture that is not eliminated within 90 days after the Indenture Trustee becomes aware of such conflict of interest. Immediately after the Indenture Trustee becomes aware that it has a material conflict of interest it shall provide the Corporation with written notice of the nature of that conflict. Upon any such resignation, the Indenture Trustee shall be discharged from all further duties and liabilities under this Indenture. None of the validity and enforceability of this Indenture or the Debentures shall be affected in any manner whatsoever by reason only of the existence of a material conflict of interest on the part of the Indenture Trustee (whether arising prior to or after the date of this Indenture). If the Indenture Trustee does not comply with this section, any Holder or the Corporation may apply to the Ontario Superior Court of Justice in the judicial district of Toronto for an order that the Indenture Trustee be replaced as trustee under this Indenture.

(c)	In the event of the Indenture Trustee resigning or being removed by the Holders by Extraordinary Resolution or by the Corporation or being dissolved, becoming insolvent or bankrupt, going into liquidation or otherwise becoming incapable of acting as trustee under this Indenture, the Corporation shall immediately appoint a successor Indenture Trustee unless a successor Indenture Trustee has already been appointed by the Holders; failing such appointment by the Corporation, the retiring Indenture Trustee or any Holder may apply to a judge of the Ontario Superior Court of Justice in the judicial district of Toronto, on such notice as such judge may direct, for the appointment of a successor Indenture Trustee. The successor Indenture Trustee so appointed by the Corporation or by such court shall be subject to removal by the Holders by way of an Act of Holders. Any successor Indenture Trustee appointed under any provision of this section shall be a corporation authorized to carry on the business of a trust corporation in Canada or the Province of Ontario. The expenses of all acts, documents and Proceedings required under this section will be paid by the Corporation in the same manner as if the amount thereof were fees payable to the Indenture Trustee under this Indenture.

(d)	Any successor Indenture Trustee shall, immediately upon appointment, become vested with all the estates, properties, rights, powers and trusts of its predecessor in the trusts under this Indenture, with like effect as if originally named as Indenture Trustee hereunder. Nevertheless, upon the written request of the successor Indenture Trustee or of the Corporation and upon payment of all outstanding fees and expenses, including those owed to the Indenture Trustee ceasing to act, the Indenture Trustee ceasing to act shall execute and deliver a document assigning and transferring to such successor Indenture Trustee, upon the trusts expressed in this Indenture, all the rights, powers and trusts of the Indenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property (including money) held by such Indenture Trustee to the successor Indenture Trustee in its place. Should any deed, conveyance or other document in writing from the Corporation be required by any successor Indenture Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and other documents in writing shall, on the request of the successor Indenture Trustee, be made, executed, acknowledged and delivered by the Corporation.

(e)	Any corporation into which the Indenture Trustee is amalgamated or with which it is consolidated or to which all or substantially all of its corporate trust business is sold or is otherwise transferred or any corporation resulting from any consolidation or amalgamation to which the Indenture Trustee is a party shall become the successor Indenture Trustee under this Indenture, without the execution of any document or any further act; provided that such successor Indenture Trustee is a corporation qualified to carry on the business of a trust corporation in Canada or the Province of Ontario and shall not have a material conflict of interest in its role as a fiduciary under this Indenture.

12.11	Authority to Carry on Business; Resignation

The Indenture Trustee represents and warrants to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust corporation in Canada. If the Indenture Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the Debentures issued hereunder shall not be affected in any manner by reason only of such event but the Indenture Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust corporation in Canada, either become so authorized (or become authorized to carry on the business of a trust corporation in the Province of Ontario) or resign in the manner and with the effect specified in section 12.10.

12.12	Protection of Indenture Trustee

By way of supplement to any Applicable Law from time to time relating to trustees and in addition to any other provision of this Indenture for the relief of the Indenture Trustee, it is expressly agreed that:

(a)	the Indenture Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Debentures (except the representations and warranties contained in sections 2.7(d), 12.10(a), 12.11 and 12.13 which are being given by the Indenture Trustee) or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)	the Indenture Trustee shall not be bound to give to any Person notice of the execution of this Indenture unless and until an Event of Default and a declaration of acceleration has occurred, and the Indenture Trustee has determined or become obliged to enforce the same;

(c)	the Indenture Trustee shall not incur any liability or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants contained in this Indenture or of any acts of the agents or servants of the Corporation;

(d)	the Corporation indemnifies and saves harmless the Indenture Trustee and its officers, directors and employees and agents from and against any and all liabilities, losses, costs, claims, actions, expenses (including legal fees and disbursements on a solicitor and client basis, and costs and expenses incurred in connection with the enforcement of this indemnity) or demands whatsoever which may be brought against the Indenture Trustee or which it may suffer or incur, whether in law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Indenture Trustee, save only in the event of the gross negligence or the wilful misconduct of the Indenture Trustee. It is understood and agreed that this indemnification shall survive the termination or discharge of this Indenture and the resignation or removal of the Indenture Trustee;

(e)	without limiting the generality of section 12.12(d), the Corporation will indemnify and hold harmless the Indenture Trustee and upon written request reimburse the Indenture Trustee for the amount of (i) any Taxes levied or imposed and paid by the Indenture Trustee as a result of payments made under or with respect to the Debentures, (ii) any liability (including penalties and interest) arising therefrom or with respect thereto paid by the Indenture Trustee as a result of payments made under or with respect to the Debentures, (iii) any liability (including penalties and interest) arising from a Voting Share Interest Payment Election, and (iv) any Taxes levied or imposed and paid by the Indenture Trustee with respect to reimbursement under (i), (ii) and (iii) above, but excluding any Taxes on the Indenture Trustee’s net income arising from fees for acting as the trustee hereunder or in respect of the Indenture Trustee’s capital;

(f)	the Indenture Trustee shall not be liable by reason of the statements or implications of fact or law contained in or arising out of anything contained in any Offering Document or be required to verify the same, but all statements or implications shall be deemed to have been made by the Corporation only;

(g)	the Indenture Trustee may, in the exercise of all or any of the trusts, powers and discretion vested in it under this Indenture, act by delegation to the responsible officers of the Indenture Trustee; the Indenture Trustee may delegate to any Person the performance of any of the trusts and powers vested in it by this Indenture, and any delegation may be made upon such terms and conditions and subject to such regulations as the Indenture Trustee may determine to be in the best interest of the Holders;

(h)	the Indenture Trustee shall not be required to take notice or be deemed to have notice or actual knowledge of any matter under this Indenture, unless the Indenture Trustee shall have received from the Corporation or a Holder written notice stating the matter in respect of which the Indenture Trustee should have notice or actual knowledge;

(i)	the Indenture Trustee shall not be bound to act in accordance with any direction or request of the Corporation until an executed copy of the document containing the direction or request has been delivered to the Indenture Trustee, and the Indenture Trustee shall be fully empowered to act and shall be fully protected from all liability in acting upon any document purporting to be a Debenture and believed by the Indenture Trustee to be genuine;

(j)	the Indenture Trustee shall not be responsible for any error made or act done by it resulting from reliance upon the signature of any Person on behalf of the Corporation or of any Person on whose signature the Indenture Trustee may be called upon to act or refrain from acting under this Indenture; and

(k)	no duty shall rest with the Indenture Trustee to determine compliance of the transferor or transferee of Debentures with Applicable Securities Laws. The Indenture Trustee shall be entitled to assume that all such transfers are legal and proper.

12.13	Additional Representations and Warranties of Indenture Trustee

The Indenture Trustee represents and warrants to the Corporation that:

(a)	the Indenture Trustee is a trust company validly existing under the laws of Canada;

(b)	the Indenture Trustee has full power, authority and right to execute and deliver and perform its obligations under this Indenture, and has taken all necessary action to authorize the execution, delivery and performance by it of this Indenture; and

(c)	this Indenture has been duly executed and delivered by the Indenture Trustee.

12.14	Third Party Interests

The Corporation hereby represents to the Indenture Trustee that any account to be opened by, or interest to held by, the Indenture Trustee in connection with this Indenture for or to the credit of the Corporation, either: (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case the Corporation agrees to complete and execute forthwith a declaration in the Indenture Trustee’s prescribed form as to the particulars of such third party.

12.15	Indenture Trustee Not Bound to Act

The Indenture Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Indenture Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Indenture Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Corporation provided: (a) that the Indenture Trustee’s written notice shall describe the circumstances of such non-compliance; and (b) that if such circumstances are rectified to the Indenture Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

12.16	Compliance with Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, the “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Indenture Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Indenture Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Indenture Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

Article 13
MEETINGS OF DEBENTUREHOLDERS

13.1	Purposes for Which Meetings May be Called

A meeting of Debentureholders may be called at any time and from time to time pursuant to this Article to make, give or take any Act provided by this Indenture to be made, given or taken by Debentureholders.

13.2	Call, Notice and Place of Meetings

(a)	The Indenture Trustee may at any time and from time to time, and shall, on receipt of a Written Request of the Corporation or a requisition in writing made by one or more Holders holding individually or in the aggregate at least 5% in principal amount of the then Outstanding Debentures and upon being indemnified and funded to its reasonable satisfaction by the Corporation or upon being funded and indemnified to its reasonable satisfaction by the Holders making such requisition, as the case may be, against the costs which may be incurred in connection with the calling and holding of such meeting, call a meeting of Debentureholders for any purpose specified in section 13.1, to be held at such time and at such place in the City of Toronto, Province of Ontario, as the Indenture Trustee shall determine. Notice of every meeting of Debentureholders, setting forth the time and place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in section 16.2, not less than 21 or more than 60 days prior to the date fixed for the meeting.

(b)	If at any time the Corporation pursuant to a Board Resolution, or one or more Holders holding individually or in the aggregate at least 5% in principal amount of the then Outstanding Debentures shall have requested the Indenture Trustee to call a meeting of the Debentureholders for any purpose specified in section 13.1, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Indenture Trustee shall not have made the first publication, or mailing, as the case may be, of the notice of such meeting within 30 days after receipt of such request, funding and indemnity or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Corporation or the Debentureholder or Debentureholders in the amount above specified, as the case may be, may determine the time and the place in the City of Toronto, Province of Ontario, for such meeting and may call such meeting for such purposes by giving notice thereof as provided in section 13.2(a).

13.3	Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Corporation (in case it makes a Written Request for the meeting or convenes the meeting) or the Indenture Trustee (in any other case) may, from time to time, make and vary regulations as it shall think fit providing for and governing any or all the following matters for the purpose of enabling the Debentureholders to vote at any such meeting by proxy:

(a)	the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b)	the deposit of instruments appointing proxies at such place as the Indenture Trustee, the Corporation or the Debentureholder convening the meeting, as the case may be, may in the notice convening the meeting, direct and the time, if before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)	the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic communication before the meeting to the Corporation or to the Indenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

13.4	Persons Entitled to Vote at Meetings

To be entitled to vote at any meeting of Debentureholders, a Person shall be: (a) a Holder of one or more Outstanding Debentures; or (b) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Debentures by such Holder or Holders. The only persons who shall be entitled to be present or to speak at any meeting of Debentureholders shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Indenture Trustee and its Counsel and any representatives of the Corporation and its Counsel.

13.5	Quorum; Action

(a)	Persons entitled to vote 25% in principal amount of Outstanding Debentures shall constitute a quorum for a meeting of Debentureholders. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Debentureholders, be dissolved. In the absence of a quorum in any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, the Debentureholders present or represented at such adjourned meeting shall constitute the quorum and the business for which the meeting was adjourned may be transacted. Notice of the reconvening of any adjourned meeting shall be given as provided in section 13.2(a), except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened.

(b)	Except as limited by section 17.1(b), any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted only by the affirmative vote of Holders of a majority in principal amount of the Debentures present or represented by proxy at such meeting or adjourned meeting; provided, however, that, except as limited by section 17.1(b), any resolution with respect to any Act that this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of Outstanding Debentures may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of such specified percentage in principal amount of Outstanding Debentures.

(c)	Any resolution passed or decision taken at any meeting of Debentureholders duly held in accordance with this section 13.1 will be binding on all Debentureholders, whether or not present or represented at the meeting.

13.6	Determination of Voting Rights; Chairman; Conduct and Adjournment of Meetings

(a)	Notwithstanding any other provisions of this Indenture, the Indenture Trustee or the Corporation, with the approval of the Indenture Trustee, may make, and from time to time may vary, such reasonable regulations as it may deem advisable for any meeting of Debentureholders in regard to proof of the holding of Debentures and the appointment of proxies and in regard to the appointment and duties of scrutineers of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted by any such regulations, the holding of Debentures shall be proved in the manner specified in section 1.12 and the appointment of any proxy shall be proved in the manner specified in section 1.12. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in section 1.12 or other proof.

(b)	The Indenture Trustee shall, by an instrument in writing, appoint a chairman and secretary of the meeting, unless the meeting shall have been called by the Corporation or by a Debentureholder or Debentureholders as provided in section 13.2(b), in which case the Corporation or the Debentureholder or Debentureholders calling the meeting, as the case may be, shall in like manner appoint a chairman and secretary.

(c)	At any meeting of Debentureholders, each Holder of a Debenture or proxy shall be entitled to one vote for each $1,000 principal amount of Debentures held or represented by such Holder; provided, however, that no vote shall be cast or counted at any meeting in respect of any Debenture challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Debenture or proxy.

(d)	Any meeting of Debentureholders duly called pursuant to section 13.2(b) at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of Outstanding Debentures represented at the meeting; and the meeting may be held as so adjourned without further notice.

13.7	Counting Votes and Recording Action of Meetings

The vote upon any resolution submitted to any meeting of Debentureholders shall be by written ballots on which shall be inscribed the signatures of the Debentureholders or of their representatives by proxy and the principal amounts and serial numbers of Outstanding Debentures held or represented by them. The chairman of the meeting shall appoint two scrutineers of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting. A record, at least in triplicate, of the proceedings of each meeting of Debentureholders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the scrutineers of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in section 13.2 and, if applicable, section 13.5. Each copy shall be signed and verified by the affidavits of the chairman and secretary of the meeting and one such copy shall be delivered to the Corporation, and another to the Indenture Trustee to be preserved by the Indenture Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

13.8	Instruments in Writing

All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as hereinbefore in this Article 13 may also be taken and exercised (a) by the Holders of a majority in principal amount of Outstanding Debentures by an instrument in writing signed in one or more counterparts by such Holders or their duly appointed proxies or agents with respect to resolutions which are not Extraordinary Resolutions, and (b) by the Holders of not less than 66⅔% in principal amount of Outstanding Debentures by an instrument in writing signed in one or more counterparts by such Holders or their duly appointed proxies or agents with respect to resolutions which are Extraordinary Resolutions and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

13.9	Holdings by the Corporation Disregarded

In determining whether Holders holding Debentures evidencing the required number of Debentures are present at a meeting of Holders for the purpose of determining a quorum or for the purpose of determining whether Holders have concurred in any consent, waiver, resolution or other action under this Indenture, the Debentures owned legally or beneficially by the Corporation shall be disregarded.

13.10	Powers Cumulative

Any one or more powers in this Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any such power or powers thereafter from time to time.

13.11	No Consent

Notwithstanding anything to the contrary contained herein but subject to compliance by the Corporation with Article 14 hereof to the extent required therein, no consent, waiver, resolution or other action of the Debentureholders will be required in connection with a reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution or winding-up of the Corporation and the Debentureholders will have no voting or other approval rights with respect to any such transaction.

Article 14
AMALGAMATION, CONSOLIDATION, CONVEYANCE,
TRANSFER OR LEASE

14.1	Amalgamation and Consolidations of Corporation and Conveyances Permitted Subject to Certain Conditions

The Corporation will not consolidate or amalgamate with any other corporation (other than with a directly or indirectly wholly-owned Subsidiary of the Corporation) or enter into any reorganization with another Person (other than with a directly or indirectly wholly-owned Subsidiary of the Corporation) or effect any conveyance, sale, transfer or lease of all or substantially all of its assets to another Person (other than to a directly or indirectly wholly-owned Subsidiary of the Corporation), unless in any such case:

(a)	either the Corporation shall be the continuing corporation, or the successor corporation (or the Person that leases or that acquires by conveyance, sale or transfer all or substantially all of the Corporation’s assets) (such corporation or Person being referred to as the “Successor Corporation”) is a corporation organized or existing under the laws of Canada or any province or territory thereof or the laws of any state of the United States and shall expressly assume the due and punctual payment of the principal of, the premium, if any, and interest on all Outstanding Debentures, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed by the Corporation by supplemental indenture satisfactory to the Indenture Trustee, executed and delivered to the Indenture Trustee by such Successor Corporation;

(b)	the Debentures will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Debentureholders under this Indenture;

(c)	after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

(d)	in the case of a Successor Corporation constituted or organized under the laws of a province, territory, state or jurisdiction other than the laws of the Province of Ontario, such Successor Corporation shall attorn to the jurisdiction of the courts of the Province of Ontario in the event of any dispute, conflict or litigation relating to, arising out of or based on this Indenture or the Debentures.

14.2	Rights and Duties of Successor Corporation

(a)	In case of any such consolidation, amalgamation, reorganization, conveyance, sale, transfer or lease and upon any such assumption by the Successor Corporation, such Successor Corporation shall agree to be bound by the terms of this Indenture, with the same effect as if it had been named herein as a principal obligor. Such Successor Corporation thereupon may cause to be signed, and may issue in its own name, any or all Debentures which theretofore shall not have been signed by the Corporation and delivered to the Indenture Trustee. All Debentures so issued shall in all respects have the same legal rank and benefit under this Indenture as Debentures theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Debentures have been issued at the date of the execution hereof.

(b)	In the case of any such consolidation, amalgamation, reorganization, arrangement, conveyance, sale, transfer or lease, such changes in phraseology and form (but not in substance) may be made in Debentures thereafter to be issued as may be appropriate.

14.3	Officer’s Certificate and Opinion of Counsel

The Indenture Trustee must receive an Officer’s Certificate (as to factual matters) and an Opinion of Counsel (as to legal matters) as conclusive evidence that any such consolidation, amalgamation, reorganization, lease, transfer, sale or conveyance, and any such assumption, comply with the provisions of this Article 14.

Article 15
COMPULSORY ACQUISITION

15.1	Definitions

In this Article:

(a)	“Associate” shall have the meaning set forth in the Securities Act (Ontario);

(b)	“Dissenting Debentureholders” means a Debentureholder who does not accept an Offer referred to in section 15.2 and includes any assignee of the Debenture of the Debentureholder who did not accept the Offer, whether or not such assignee is recognized under this Indenture;

(c)	“Offer” means an offer to acquire outstanding Debentures where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offerer’s Debentures, constitute in the aggregate 20% or more of the principal amount of the Outstanding Debentures;

(d)	“offer to acquire” includes an acceptance of an offer to sell;

(e)	“Offerer” means a Person, or two or more Persons acting jointly or in concert, who make an Offer to acquire Debentures;

(f)	“Offerer’s Notice” means the notice described in section 15.3; and

(g)	“Offerer’s Debentures” means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offerer, any Affiliate or Associate of the Offerer or any Person or company acting jointly or in concert with the Offerer.

15.2	Offer for Debentures

If an Offer for all of the Outstanding Debentures (other than Debentures held by or on behalf of the Offerer or an Affiliate or Associate of the Offerer) is made and:

(a)	within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders holding at least 90% of the principal amount of the Outstanding Debentures, other than the Offerer’s Debentures;

(b)	the Offerer has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c)	the Offerer complies with sections 15.3 and 15.5;

the Offerer is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offerer, the Debentures held by the Dissenting Debentureholders for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

15.3	Offerer’s Notice to Dissenting Debentureholders

Where an Offerer is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to section 15.2 and the Offerer wishes to exercise such right, the Offerer shall send by registered mail within 30 days after the date of termination of the Offer a notice (the “Offerer’s Notice”) to each Dissenting Debentureholder stating that:

(a)	Debentureholders holding at least 90% of the principal amount of the Outstanding Debentures, other than Offerer’s Debentures, have accepted the Offer;

(b)	the Offerer is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c)	Dissenting Debentureholders must transfer their respective Debentures to the Offerer on the terms on which the Offerer acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offerer’s Notice; and

(d)	Dissenting Debentureholders must send their respective Debenture certificate(s) to the Indenture Trustee or such other documents as the Indenture Trustee or such other Person may require in lieu thereof within 21 days after the date of the sending of the Offerer’s Notice.

15.4	Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offerer’s Notice is sent pursuant to section 15.3 shall, within 21 days after the sending of the Offerer’s Notice, send his Debenture certificate(s) to the Indenture Trustee duly endorsed for transfer or such other documents as the Indenture Trustee or such other Person may require in lieu thereof.

15.5	Payment of Consideration to Indenture Trustee

Within 21 days after the Offerer sends an Offerer’s Notice pursuant to section 15.3, the Offerer shall pay or transfer to the Indenture Trustee, or to such other Person as the Indenture Trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to section 15.2. The acquisition by the Offerer of all Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

15.6	Consideration to be held in Trust

The Indenture Trustee, or the Person directed by the Indenture Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under section 15.5. The Indenture Trustee, or such Persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

15.7	Completion of Transfer of Debentures to Offerer

Within 30 days after the date of the sending of an Offerer’s Notice pursuant to section 15.3, the Indenture Trustee, if the Offerer has complied with section 15.5, shall:

(a)	do all acts and things and execute and cause to be executed all instruments as in the Indenture Trustee’s opinion (relying on an Opinion of Counsel) may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offerer;

(b)	send to each Dissenting Debentureholder who has complied with section 15.4 the consideration to which such Dissenting Debentureholder is entitled under this Article 15; and

(c)	send to each Dissenting Debentureholder who has not complied with section 15.4 a notice (such notice to be provided by the Offerer) stating that:

(i)	his Debentures have been transferred to the Offerer;

(ii)	the Indenture Trustee or some other Person designated in such notice are holding in trust the consideration for such Debentures; and

(iii)	the Indenture Trustee, or such other Person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder’s Debenture certificate(s) or such other documents as the Indenture Trustee or such other Person may require in lieu thereof;

and the Indenture Trustee is hereby appointed the agent and attorney of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions.

15.8	Communication of Offer to the Corporation

An Offerer cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Corporation and the Indenture Trustee.

Article 16
NOTICES

16.1	Notice to Corporation

Any Notice to the Corporation shall be in writing and shall be valid and effective if delivered, sent by facsimile transmission (with receipt confirmed), or mailed to the Corporation, at:

DHX Media Ltd.
1478 Queen Street
Halifax, Nova Scotia
B3J 2H7

Attention:	Mark Gosine
Facsimile No.:	902-422-0752

and such Notice shall be deemed to have been received by the Corporation, where given by delivery, on the day of delivery, where sent by facsimile transmission (with receipt confirmed), on the day of transmittal of such Notice if sent before 5:00 p.m. on a Business Day and on the next succeeding Business Day if not sent before 5:00 p.m. on a Business Day, and, where mailed, on the fifth Business Day following the mailing date, but only if sent by first class mail from a destination within Canada, or only airmail, postage prepaid, if sent from a destination outside Canada. The Corporation may from time to time notify the Indenture Trustee of a change in address or facsimile number by Notice given as provided in section 16.3.

16.2	Notice to Holders

(a)	Any Notice to Debentureholders may be effectively given if delivered, sent by facsimile transmission (with receipt confirmed), or mailed, in each case to the post office address appearing in the relevant register and such Notice shall be deemed to have been received by a Holder, where given by delivery, on the day of delivery, where sent by facsimile transmission (with receipt confirmed) on the day of transmittal of such Notice if sent before 5:00 p.m. on a Business Day, and, where mailed, on the fifth Business Day following the mailing date, but only if sent by first class mail to a destination within Canada, or only by airmail, postage prepaid, if sent to a destination outside Canada.

(b)	If the regular mail service is suspended or for any other reason it shall be impracticable to give Notice to Debentureholders by mail, then such notification to Debentureholders may be given by the publication of the Notice once in a daily newspaper with national circulation in Canada or in any other manner approved by the Indenture Trustee, and it shall constitute sufficient Notice to such Holders for every purpose hereunder. In any case where Notice to Debentureholders is given by mail, neither the failure to mail such Notice nor any defect in any Notice so mailed to any particular Holder shall affect the sufficiency of such Notice with respect to other Debentureholders.

(c)	Any Notice sent to the Debentureholders as provided above shall be effective notwithstanding that any such Notice has accidentally or inadvertently not been delivered or mailed to one or more such Holders.

16.3	Notice to Indenture Trustee

Any Notice to the Indenture Trustee shall be in writing and shall be valid and effective if delivered, sent by facsimile transmission (with receipt confirmed), or mailed to the Indenture Trustee, at:

Computershare Trust Company of Canada
1500 Robert-Bourassa Blvd., 7th Floor

Montreal, Quebec

H3A 3S8

Attention:	General Manager, Corporate Trust
Facsimile No.:	514-982-7677

and such Notice shall be deemed to have been received by the Indenture Trustee, where given by delivery, on the day of delivery, where sent by facsimile transmission (with receipt confirmed), on the day of transmittal of such Notice if sent before 5:00 p.m. on a Business Day and on the next succeeding Business Day if not sent before 5:00 p.m. on a Business Day, and, where mailed, on the fifth Business Day following the mailing date, but only if sent by first class mail from a destination within Canada, or only by airmail, postage prepaid, if sent from a destination outside Canada. The Indenture Trustee may from time to time notify the Corporation of a change in address or facsimile number by Notice given as provided in section 16.1.

Article 17
SUPPLEMENTAL INDENTURES AND AMENDMENTS

17.1	Supplemental Indentures

(a)	Without the consent of any Holders, the Corporation, when authorized by a Board Resolution, and the Indenture Trustee may, subject to the provisions of this Indenture, and the Indenture Trustee shall, upon the receipt of a Written Request or when so directed by this Indenture, make, execute, acknowledge and deliver deeds or indentures supplemental to this Indenture (each such deed or indenture a “Supplemental Indenture”) for any one or more of the following purposes:

(i)	adding to the covenants of the Corporation contained in this Indenture for the benefit of the Holders or surrendering any right or power herein conferred upon the Corporation;

(ii)	changing or eliminating any restrictions on the payment of principal or the premium, if any, of Debentures provided that Counsel to the Indenture Trustee shall be of the opinion that such provisions do not in the aggregate adversely affect the interests of the Holders;

(iii)	giving effect to any Extraordinary Resolution in accordance with this Indenture;

(iv)	making such provisions, not substantially inconsistent with this Indenture, as may be necessary or desirable with respect to matters arising under this Indenture which, in the opinion of the Indenture Trustee, are expedient to make; provided that the Indenture Trustee or Counsel to the Indenture Trustee shall be of the opinion that such provisions do not in the aggregate adversely affect the interests of the Holders or the Indenture Trustee;

(v)	without limiting Article 14, evidencing the succession, or successive successions, of any Successor Corporation to the Corporation and the covenants and obligations of the Corporation under this Indenture assumed by any such Successor Corporation in accordance with the terms of this Indenture;

(vi)	providing for altering this Indenture in respect of the exchange or transfer of Debentures, provided that any such action shall not adversely affect the interests of the Debentureholders;

(vii)	making any addition to, or modification, amendment or elimination of any of the terms of, this Indenture which, in the Opinion of Counsel, is necessary or advisable in order to incorporate, reflect or comply with any Applicable Law or requirement of any Governmental Authority, the provisions of which apply to the Corporation, the Indenture Trustee or this Indenture, provided that any such addition to, or modification, amendment or elimination of terms of, this Indenture does not adversely affect the interests of the Holders;

(viii)	making any changes or corrections in this Indenture which Counsel to the Corporation shall have advised the Corporation and the Indenture Trustee are non-substantive corrections or changes or are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or any clerical omission or mistake or manifest error contained in this Indenture or in any deed, or indenture supplemental hereto or thereto;

(ix)	evidencing and providing for the acceptance of appointment hereunder by a successor trustee with respect to the Debentures, and adding to or changing any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Indenture Trustee; and

(x)	any other purposes considered appropriate by the Indenture Trustee which, in the opinion of the Indenture Trustee (relying on an Opinion of Counsel), do not in the aggregate adversely affect the interests of the Holders.

(b)	With the consent of the Holders of not less than a majority in principal amount of Outstanding Debentures, by Act of Holders delivered to the Corporation and the Indenture Trustee, the Corporation, when authorized by a Board Resolution, and the Indenture Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the said Holders under this Indenture of such Debentures provided, however, that no such Supplemental Indenture shall be entered into by the Indenture Trustee in connection with the following, without an Extraordinary Resolution passed by the Debentureholders:

(i)	change the Stated Maturity of the principal of, or any instalment of interest on, any Debenture, or reduce the principal amount thereof or the interest thereon or any premium payable in respect thereof, or change the currency in which any Debenture or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date);

(ii)	reduce the percentage in principal amount of the Outstanding Debentures, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences provided for in this Indenture, or reduce the requirements of section 13.5 for quorum or sections 13.6(a) to 13.6(d) for voting;

(iii)	change the Conversion Price or the method of calculating the number of Make-Whole Premium Shares issuable in the event of a Cash Change of Control under this Indenture; or

(iv)	modify any of the provisions of this section 17.1, or section 10.3(a), except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Debentureholders expressed by Extraordinary Resolution.

(c)	It shall not be necessary for any Act of Holders under section 17.1(b) to approve the particular form of any proposed Supplemental Indenture, but it shall be sufficient if such Act of Holders shall approve the substance thereof.

(d)	The obligations, responsibilities, functions, immunities and remuneration of the Indenture Trustee cannot be changed by supplemental indenture, amendment or any other method without the express written permission and assent of the Indenture Trustee to any such change.

17.2	Execution of Supplemental Indentures

In executing, or accepting the additional trusts created by, any Supplemental Indenture permitted by this Article 17 or the modifications thereby of the trusts created by this Indenture, the Indenture Trustee shall be entitled to receive, and subject to section 12.1, shall be fully protected in acting and relying upon, an Opinion of Counsel stating that the execution of such Supplemental Indenture is authorized or permitted by this Indenture, is a valid and binding obligation of the Corporation, enforceable in accordance with its terms, subject to enforceability being limited by bankruptcy, insolvency or other laws affecting the enforcement of creditor’s rights generally and equitable remedies including the remedies of specific performance and injunction being granted only in the discretion of a court of competent jurisdiction and, in connection with a Supplemental Indenture executed pursuant to this section 17.2, that the Indenture Trustee is authorized to execute and deliver such Supplemental Indenture without the consent of the Holders and, in connection with a Supplemental Indenture executed pursuant to section 17.1(b), that the requisite consents of the Holders have been validly obtained in accordance with section 17.1(b) hereof. The Indenture Trustee may, but shall not be obligated to, enter into any such Supplemental Indenture that affects the Indenture Trustee’s own rights, duties or immunities under this Indenture or otherwise.

17.3	Effect of Supplemental Indentures

Upon the execution of any Supplemental Indenture under this Article 17, this Indenture shall be modified in accordance therewith, and such Supplemental Indenture shall form a part of this Indenture for all purposes, unless otherwise so specified; and every Debenture theretofore or thereafter certified and delivered under this Indenture shall be bound by the Supplemental Indenture.

17.4	Reference in Debentures to Supplemental Indentures

Debentures certified and delivered after the execution of any Supplemental Indenture pursuant to this Article 17 may, and shall if required by the Indenture Trustee, bear a notation in form approved by the Indenture Trustee as to any matter provided for in such Supplemental Indenture. If the Corporation shall so determine, new Debentures so modified as to conform, to any such Supplemental Indenture may be prepared and executed by the Corporation and certified and delivered by the Indenture Trustee in exchange for Outstanding Debentures.

17.5	Prior Approval of Recognized Stock Exchange

Notwithstanding anything to the contrary in this Indenture, no supplement or amendment to the terms of the Debentures or to this Indenture may be made without the prior consent of a Recognized Stock Exchange, if required.

Article 18
MISCELLANEOUS PROVISIONS

18.1	Acceptance of Trusts

The Corporation and the Indenture Trustee hereby specifically acknowledge and agree that the Indenture Trustee is acting hereunder in its capacity as the Person holding the power of attorney of the Holders for the purposes of this Indenture and in conformity with and subject to the terms and conditions of this Indenture. Each Holder, by its acceptance of a Debenture, accepts and confirms the appointment of the Indenture Trustee as the Person holding the power of attorney of such Holder for the purposes of this Indenture and in conformity with and subject to the terms and conditions of this Indenture.

18.2	Protection of Indenture Trustee

The Indenture Trustee shall not be obligated under any circumstances whatsoever in the fulfilment of any of the circumstances and obligations hereunder, to expend or risk its funds or otherwise incur financial liability.

18.3	Force Majeure

No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this section 18.3.

18.4	Counterparts and Formal Date

This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear a date as of the date hereof.

[Execution on next page]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested by their duly authorized officers, as of the day and year first above written.

DHX MEDIA LTD.

Per:	/s/ Mark G. Gosine
	Name:	Mark G. Gosine
	Title:	Executive VP, Legal Affairs, General Counsel and Corporate Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	/s/ Nicolas Richard
	Name:	Nicolas Richard
	Title:	Gestionnaire fiduciaire Corporate Trust Officer

Per:	/s/ Adam Baxter
	Name:	Adam Baxter
	Title:	Gestionnaire fiduciaire Corporate Trust Officer

Schedule A
Form of Debenture

CUSIP 252406AD5
No. ●	ISIN CA252406AD53

DHX MEDIA LTD.

(A corporation incorporated pursuant to the federal laws of Canada)

5.875% Convertible Unsecured Subordinated Debentures

Date of Issue: ●, 2017

Registered Holder: ●

[For the purposes of a Global Debenture only:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO DHX MEDIA LTD. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR TO SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.]

DHX Media Ltd. (the “Corporation” or the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the Debenture Indenture (the “Indenture”) dated as of May 31, 2017 among the Corporation and Computershare Trust Company of Canada (the “Indenture Trustee”), promises to pay to the registered holder hereof on September 30, 2024 or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture (any such date, the “Maturity Date”) the principal sum of ● Dollars ($ ●) in lawful money of Canada on presentation and surrender of this Debenture at the main branch of the Indenture Trustee in Toronto, Ontario in accordance with the terms of the Indenture.

Except with respect to the first interest payment, the Debentures shall bear interest at the rate of 5.875% per annum from the most recent Interest Payment Date (as defined below) to which interest has been paid or made available for payment on the Debentures then outstanding, and such interest shall be paid in like money in equal semi-annual instalments of $29.375 per $1,000 principal amount in arrears on the last day of March and September in each year (each such date an “Interest Payment Date”) commencing September 30, 2017 with overdue interest, if any, at the same rate after as well as before maturity and after as well as before default in payment of principal or interest. The first interest payment will represent accrued interest from May 31, 2017 to but excluding September 30, 2017 and will be paid at the rate of $19.637 per $1,000 principal amount.

As interest on this Debenture becomes due, the Corporation (subject to redemption, repurchase or conversion pursuant to the terms of the Indenture) shall deliver to the Indenture Trustee, which shall forward or cause to be forwarded by prepaid post to the registered address of the registered Holder of the Debenture for the time being, or in the case of joint Holders to the registered address of one of such joint Holders, or in accordance with the procedures established by CDS if this is a Book-Entry Only Debenture, a cheque or electronic funds transfer for such interest, payable to the order of such Holder or Holders. The forwarding of such cheque or electronic funds transfer shall satisfy and discharge the liability for interest on this Debenture to the extent of the sum represented thereby, unless such cheque, if any, be not paid on presentation.

This Debenture is one of the 5.875% Convertible Unsecured Subordinated Debentures (the “Debentures”) in the aggregate principal amount of up to $140,000,000 in lawful money of Canada created and issued under the Indenture. Reference is hereby made to the Indenture for a description of the rights of the Holders of the Debentures, the Corporation and the Indenture Trustee and of the terms and conditions upon which the Debentures are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Debenture, by acceptance hereof, agrees. To the extent that the terms and conditions stated in this Debenture conflict with the terms and conditions of the Indenture, the latter shall prevail. All capitalized terms used herein have the meaning ascribed thereto in the Indenture unless otherwise indicated.

The Debentures are issuable as fully registered Debentures in denominations of $1,000 and integral multiples of $1,000. The Debentures of any authorized denomination may be exchanged, as provided in the Indenture, for Debentures in equal aggregate principal amount.

This Debenture and all other Debentures certified and issued under the Indenture rank pari passu with one another, in accordance to their tenor without discrimination, preference or priority and subordinate to all Senior Indebtedness. The payment of the principal, premium, if any, and interest on the Debentures is subordinated in the right of payment to the prior payment in full of all Senior Indebtedness to the extent provided in the Indenture. The Indenture does not contain any financial covenants or restrictions on the Corporation’s ability to pay dividends, Incur Indebtedness (including Senior Indebtedness) or issue or repurchase securities.

Subject to receiving all applicable regulatory approvals, the Corporation has the right, upon not less than 30 days’ and not more than 60 days’ prior notice, to elect to satisfy its obligations to repay the principal amount of the Outstanding Debentures on the Maturity Date or upon redemption for any reason by issuing and delivering, for each $1,000 principal amount of Debentures, that number of Freely Tradeable Voting Shares equal to the number obtained by dividing such principal amount of Debentures by 95% of the Current Market Price on the Maturity Date or the Redemption Date, provided, however, that no Event of Default shall have occurred and be continuing. No fractional Voting Shares will be delivered to the Debentureholders, but in lieu thereof, if such a fraction shall become owing, the Corporation will make an equivalent cash payment. Holders of Debentures who are Canadian and who deliver a completed Canadian Status Declaration in the form attached to the Indenture as Schedule E prior to the Maturity Date or Redemption Date, as applicable, will receive Common Voting Shares, and holders who are not Canadian, or who do not deliver a completed Canadian Status Declaration in the form attached to the Indenture as Schedule E prior to the Maturity Date or Redemption Date, as applicable, will receive Variable Voting Shares.

Subject to the Closing of the Registers provided in section 2.20 of the Indenture, each $1,000 principal amount of Debentures is convertible at any time and from time to time after the Issue Date and prior to the close of business on (i) the Business Day immediately preceding Maturity, (ii) if called for redemption, the Business Day immediately preceding the Redemption Date, or (iii) if called for repurchase, the Business Day immediately preceding the Payment Date, at the option of the Holder, into that number of Voting Shares obtained by dividing $1,000 by the conversion price of $8.00 per Voting Share, subject to adjustment upon the occurrence of certain events specified in the Indenture. The Corporation shall have the right to settle the conversion in cash, in whole or in part, unless the Holder expressly indicates in the conversion notice that it does not wish to receive cash in lieu of Voting Shares. No fractional Voting Shares will be delivered to the Debentureholders upon conversion, but, in lieu thereof, if such a fraction shall become owing, the Corporation will make an equivalent cash payment. The accrued and unpaid interest on any Debentures so converted shall be paid in cash. Holders of Debentures who are Canadian and who deliver a completed Canadian Status Declaration in the form attached to the Indenture as Schedule E concurrently with such Holder's conversion notice will receive Common Voting Shares, and holders who are not Canadian will receive Variable Voting Shares upon any such conversion. Completing and delivering a Canadian Status Declaration is a condition of the conversion of the Debentures. Consequently, if no Canadian Status Declaration is completed and delivered to the Corporation together with the conversion notice then the conversion notice shall be null and void.

Upon the occurrence of an Event of Default in accordance with the Indenture, the Debentures will in certain circumstances become immediately due and payable, subject to the provisions for subordination.

Subject to the immediately following paragraph, the Debentures are not redeemable prior to September 30, 2020. The Corporation has the right at its option to redeem the Debentures, in whole at any time or in part from time to time, on or after September 30, 2020 on not more than 60 days’ and not less than 30 days’ prior written notice, at a redemption price equal to the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date (the “Redemption Amount”), provided that the Current Market Price on the date on which the Redemption Notice is given exceeds 135% of the Conversion Price.

The Corporation must commence, within 30 days of the occurrence of a Change of Control, an Offer to Purchase for all Debentures then Outstanding. The Offer to Purchase shall be made at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to but excluding the Payment Date. The Corporation shall be required to accept for purchase and pay for all Debentures properly tendered on the Payment Date. If Holders of 90% or more of the aggregate principal amount of the Outstanding Debentures accept the Offer to Purchase, the Corporation shall have the right to elect to redeem the remaining Debentures at the same price.

In the event of a Change of Control in which 10% or more of the consideration for the Voting Shares in the transaction or transactions constituting a Change of Control consists of: (i) cash; (ii) equity securities, including trust units, limited partnership units or other participating securities of a trust, limited partnership or similar entity, that are not traded or intended to be traded immediately following such transactions on a stock exchange; or (iii) other property that is not traded or intended to be traded immediately following such transactions on a stock exchange (a “Cash Change of Control”), then, subject to regulatory approvals, during the period beginning 10 Trading Days before the anticipated date on which the Cash Change of Control becomes effective and ending 30 days after the Corporation delivers to the Indenture Trustee the Change of Control Notice and the Offer to Purchase, Holders of Debentures will be entitled to convert their Debentures at the Cash Change of Control Conversion Price.

Any payments made by or on behalf of the Corporation under or with respect to the Debentures will be made free and clear of and without withholding or deduction for or on account of any Taxes, unless the Corporation or any other payor is required to withhold or deduct Taxes by Applicable Law or by the interpretation or administration thereof by the relevant Governmental Authority. If the Corporation is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Debentures, the Corporation will cause the Indenture Trustee to make such withholding or deduction and will remit the full amount withheld or deducted to the relevant Governmental Authority as and when required by Applicable Law.

Subject to receiving applicable regulatory approvals, the Corporation shall have the right to elect, from time to time, to satisfy all or part of an interest obligation through requests for bids to purchase Voting Shares delivered to investment banks, brokers or dealers identified by the Corporation in its absolute discretion, provided that no Event of Default has occurred and is continuing. Upon such election by the Corporation, the Indenture Trustee shall have the power to (i) accept delivery of Voting Shares from the Corporation and process the Voting Shares in accordance with the Voting Share Interest Payment Election Notice, (ii) facilitate settlement of sales of such Voting Shares, as the Corporation shall direct in its absolute discretion, through the investment banks, brokers or dealers identified by the Corporation in the Voting Share Interest Payment Election Notice, (iii) invest the proceeds of such sales on the direction of the Corporation in Canadian Government Obligations which mature prior to an applicable Interest Payment Date and/or use such proceeds, together with any proceeds from the sale of Voting Shares not invested as aforesaid, to satisfy the Interest Obligation in whole or in part in respect of which the Voting Share Interest Payment Election was made, and (iv) subject to the prior written consent of the Corporation, perform any other action necessarily incidental thereto. The amount received by a Holder in respect of the Interest Obligation will not be affected by whether or not the Corporation elects to satisfy the Interest Obligation pursuant to a Voting Share Interest Payment Election.

The Indenture contains provisions for the holding of meetings of Debentureholders and rendering certain resolutions passed at such meetings by, or by instruments in writing signed by, the Debentureholders which will be binding upon all Debentureholders, subject to the provisions of the Indenture.

This Debenture, if in the form of a Definitive Debenture, may only be transferred upon compliance with the conditions precedent in the Indenture on the register kept at the principal office of the Indenture Trustee and at such other place or places, if any, and/or by such other registrar or registrars, if any, as the Corporation with the approval of the Indenture Trustee may designate, and may be exchanged at any such place, by the Holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Indenture Trustee, and upon compliance with such reasonable requirements as the Indenture Trustee and/or registrar may prescribe, and such transfer shall be duly noted thereon by the Indenture Trustee or other registrar.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Indenture Trustee for the time being under the Indenture.

This Debenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

The Holder of this Debenture, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Debenture and of the Indenture and confirms the appointment of the Indenture Trustee and of the acceptance of the Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF DHX Media Ltd. has caused this Debenture to be signed by its duly authorized officers.

DATED as of the ____ day of ____________, 2017.

DHX MEDIA LTD.

Per:
Name:
Title:

TRUSTEE’S CERTIFICATE

This Debenture is one of the 5.875% Convertible Unsecured Subordinated Debentures due on the Maturity Date (within the meaning of the Indenture).

COMPUTERSHARE TRUST COMPANY OF CANADA, as Indenture Trustee

Per:
Authorized Signatory

Date of Certification: ______________________________________

Exhibit “A”

[For the purposes of a Global Debenture only:]

TO THE GLOBAL DEBENTURE No. 001

5.875% Convertible Unsecured Subordinated Debentures

CUSIP: 252406AD5/ISIN: CA252406AD53

Principal Amount: $●

Authorization:

COMPUTERSHARE TRUST COMPANY OF CANADA, as indenture trustee

Per:
Authorized Signatory

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _________________________, whose address and social insurance number, if applicable, are set forth below, this Debenture (or $__________ principal amount hereof*) of DHX MEDIA LTD. (the “Corporation”) standing in the name(s) of the undersigned in the register maintained by the registrar appointed by the Corporation with respect to such Debenture and does hereby irrevocably authorize and direct the Indenture Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee

(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided above the principal amount (which must be $1,000 or an integral multiple thereof) to be transferred.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) on this form must be guaranteed by one of the following methods:

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”.

Canada: A Signature Guarantee obtained from a major Canadian Schedule I chartered bank. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of a Medallion Signature Guarantee Program.

Outside North America: For holders located outside North America, present the certificate(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

The registered Holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer Taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered Holder

Name of Institution

Schedule B
Form of Redemption Notice

DHX MEDIA LTD.

5.875% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To:	Holders of 5.875% Convertible Unsecured Subordinated Debentures (the “Debentures”) of DHX Media Ltd. (the “Corporation”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to section 3.4 of the Indenture dated as of May 31, 2017 (the “Indenture”) made between the Corporation and Computershare Trust Company of Canada, as trustee (the “Indenture Trustee”), that $● principal amount of Debentures Outstanding will be redeemed as of ● (the “Redemption Date”), upon payment of a redemption amount of $● for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $1,000 and (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date (collectively, the “Redemption Amount”).

The Redemption Amount will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
1500 Robert-Bourassa Blvd., 7th Floor

Montreal, Quebec
H3A 3S8

Attention:	General Manager, Corporate Trust

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date.

Debentureholders are reminded that they have the right to convert their Debentures pursuant to Article 4 of the Indenture prior to the close of business on the Business Day immediately preceding the Redemption Date by duly completing the Conversion Notice and Canadian Status Declaration in the form attached to the Indenture as Schedule E and delivering same at the place of business of Computershare Trust Company of Canada indicated above.

[If payment of the Redemption Price is made in Voting Shares:

Pursuant to section 3.7 of the Indenture, the Corporation hereby irrevocably elects to satisfy its obligation to pay to Debentureholders the principal amount of the Debentures being redeemed by issuing and delivering to the Holders that number of Freely Tradeable Voting Shares obtained by dividing (i) the principal amount of the Debentures by (ii) 95% of the Current Market Price on the Redemption Date. Holders of Debentures who are Canadian and who deliver a completed Canadian Status Declaration in the form attached to the Indenture as Schedule E prior to the Redemption Date will receive Common Voting Shares, and Holders who are not Canadian, or who do not deliver a completed Canadian Status Declaration in the form attached to the Indenture as Schedule E prior to the Redemption Date, will receive Variable Voting Shares.

No fractional Voting Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right but, in lieu thereof, if such a fraction shall become owing, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of the Voting Shares on the Redemption Date.

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Corporation shall, on the Redemption Date, deliver or cause to be delivered to the Indenture Trustee for delivery to and on account of the Holders, the certificate(s) or other evidence of ownership representing the Voting Shares to which Holders are entitled, the certificate(s) or other evidence of ownership representing the principal amount of Debentures not being redeemed, if any, together with a cheque or wire transfer representing the accrued and unpaid interest, the principal amount of Debentures being redeemed in cash, if any, and the cash equivalent representing the value of fractional shares, if any.]

DATED: ____________

DHX MEDIA LTD.

Per:
Name:
Title:

Schedule C
Form of Conversion Notice

TO:	DHX Media Ltd.

1478 Queen Street
Halifax, Nova Scotia
B3J 2H7

Attention: Chief Executive Officer

Computershare Trust Company of Canada
1500 Robert-Bourassa Blvd., 7th Floor

Montreal, Quebec

H3A 3S8

Attention:	General Manager, Corporate Trust

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to section 4.1 of the Indenture dated as of May 31, 2017 (the “Indenture”) made between DHX Media Ltd. (the “Corporation”) and Computershare Trust Company of Canada, as trustee (the “Indenture Trustee”) that the undersigned registered holder of 5.875% Convertible Unsecured Subordinated Debentures irrevocably elects to convert such Debentures (or $● principal amount thereof*) to Voting Shares in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, a completed Canadian Status Declaration Form in the form attached to the Indenture as Schedule E, and, if applicable, directs that the Voting Shares of DHX Media Ltd. issuable upon such conversion be issued and delivered to the person indicated below. (If Voting Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned and a Canadian Status Declaration Form must be completed and delivered in respect of such other person). Holders who are Canadian as indicated on the completed Canadian Status Declaration will receive Common Voting Shares and holders who are not Canadian will receive Variable Voting Shares. Completing and delivering a Canadian Status Declaration is a condition of the conversion of the Debentures. Consequently, if no Canadian Status Declaration is completed and delivered to the Corporation together with this Conversion Notice then this Conversion Notice shall be null and void.

The undersigned registered holder of the within Debenture will accept cash in lieu of Voting Shares in respect of up to a maximum of $ ____________ (indicate $0 if you do not wish to receive any cash) of the principal amount being converted if the Corporation elects to pay cash.

Dated	(Signature of Registered Holder)

*	If less than the full principal amount of the Debenture, indicate in the space provided below the principal amount (which must be $1,000 or integral multiples thereof) to be converted.

Principal amount to be converted $__________ (must be $1,000 or integral multiplies thereof)

Date of conversion: _________________________________ (which date shall not be earlier than the date of delivery or receipt by the Corporation and the Indenture Trustee of this Conversion Notice and shall not be later than the close of business on the Business Day immediately preceding the Maturity Date, or the Redemption Date, as the case may be).

(Print name in which Voting Shares are to be issued, delivered and registered)

Name:

(Address, City, Province and Postal Code)

Name of guarantor:

Authorized signature:

Note:	If Voting Shares are to be issued in the name of a Person other than the Holder, the signature must be guaranteed by a Canadian Schedule I chartered bank or by a medallion signature guarantee from a member of a recognized medallion signature guarantee program.

Schedule D
Form of Maturity Notice

DHX MEDIA LTD.

5.875% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

MATURITY NOTICE

To:	Holders of 5.875% Convertible Unsecured Subordinated Debentures (the “Debentures”) of DHX Media Ltd. (the “Corporation”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to section 5.2 of the Indenture dated as of May 31, 2017, (the “Indenture”) made between the Corporation and Computershare Trust Company of Canada, as trustee (the “Indenture Trustee”), that the Debentures will become due and payable as of September 30, 2024 (the “Maturity Date”) and that each $1,000 principal amount of Debentures remains convertible, at the option of the holder thereof, into Voting Shares at the Conversion Price then in effect.

Pursuant to section 5.2 of the Indenture, the Corporation hereby advises the Debentureholders that it will deliver to Debentureholders who have not elected to convert their Debentures into Voting Shares prior to the Maturity Date that number of Freely Tradeable Voting Shares equal to the number obtained by dividing the principal amount of such Debentures by 95% of the Current Market Price of the Voting Shares on the Maturity Date. Holders of Debentures who are Canadian and who deliver a completed Canadian Status Declaration in the form attached to the Indenture as Schedule E prior to the Maturity Date will receive Common Voting Shares, and holders who are not Canadian, or who do not deliver a completed Canadian Status Declaration in the form attached to the Indenture as Schedule E prior to the Maturity Date, will receive Variable Voting Shares.

In the event that the Corporation elects to issue and deliver Voting Shares as aforesaid and upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Maturity Date, deliver or cause to be delivered to the Indenture Trustee for delivery to and on account of the Holders, the certificate(s) or other evidence of ownership representing the Voting Shares to which Holders are entitled together with a cheque or wire transfer representing the accrued and unpaid interest, the principal amount of Debentures being repaid in cash, if any, and the cash equivalent representing the value of fractional shares, if any.

DATED: ________________

DHX MEDIA LTD.

Per:
Authorized Signatory

Schedule E
Form of Canadian Status Declaration

DHX MEDIA LTD.

5.875% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
(THE "DEBENTURES")

CANADIAN STATUS DECLARATION

INSTRUCTIONS

Upon request, a separate declaration is to be completed by the registered holder or his agent for his Debentures.

If the declarant is not also the registered holder and beneficial owner of the Debentures, the declarant must make reasonable inquiries of the holder, registered holder or beneficial owner, as the case may be, to confirm that the statements made in the declaration as they pertain to the registered holder and beneficial owner are true.

If the declarant is a corporation, partnership, association, trust or other organization, this declaration must be signed by a responsible officer or partner thereof or other duly authorized representative.

All statements set out in this declaration must be completed.

UNLESS OTHERWISE DEFINED, ALL CAPITALIZED TERMS ARE DEFINED IN THE DEBENTURE INDENTURE DATED MAY 31, 2017 TO WHICH THIS SCHEDULE “E” IS ATTACHED (THE "INDENTURE"). PLEASE REFER TO THE DEFINITIONS ATTACHED TO THIS DECLARATION AS APPENDIX “A” TO DETERMINE STATUS AS A CANADIAN OR A NON-CANADIAN.

TO:	DHX MEDIA LTD. (“DHX”)

To facilitate compliance with the restrictions on ownership and control of, and exercise of voting rights attaching to, the shares of DHX pursuant to the Direction to the CRTC (Ineligibility of Non-Canadians), SOR-97-192 (the "Direction"), made pursuant to the Broadcasting Act (Canada) (the “Act”) and the Articles of Continuance of DHX and in connection with the issuance of Voting Shares as payment or partial payment of the principal amount of or upon conversion of:

$_____________ principal amount of Debentures

I, ●, of ●,

HEREBY DECLARE THAT, within the meaning of the definitions contained in the Direction and the Articles of Continuance of DHX, as summarized on the reverse side hereof, as at the date hereof:

The registered holder of the Debentures is:

_______ a Canadian                 _______ a Non-Canadian

The beneficial owner of the Debentures is:

_______ a Canadian                 _______ a Non-Canadian

The Person controlling such Debentures is:

_______ a Canadian                 _______ a Non-Canadian

If I am not the registered holder of the Debentures, I have asked for and received the registered holder’s authority and advice to execute this declaration on his or her behalf.

This declaration is made, conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath and given by virtue of the Canada Evidence Act.

DECLARED THIS        DAY OF                             , 20●.

Signature of Declarant

If the declarant is a corporation, partnership, association, trust or other organization, provide the name and title of the signatory:

Address of Declarant (Please print):